As confidentially submitted to the Securities and Exchange Commission on November 30, 2020.

This draft registration statement has not been publicly filed with the Securities and Exchange
Commission and all information herein remains strictly confidential.

Registration No. 333-         .

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ALFI, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	7370	82-5216957
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

429 Lenox Avenue

Suite 547

Miami Beach, Florida 33139

(305) 395-4520

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Paul Pereira

Chief Executive Officer

429 Lenox Avenue

Suite 547

Miami Beach, Florida 33139

(305) 395-4520

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Andrew M. Tucker Nelson Mullins Riley & Scarborough LLP 101 Constitution Ave NW, Suite 900 Washington, DC 20001 Telephone: (202) 689-2800	Jolie Kahn, Esq. 12 East 49th Street 11th Floor New York, New York 10017 Telephone: (516) 217-6739

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to be Registered	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price (1)		Amount of Registration Fee (2)
Units consisting of:
(i) Shares of common stock, par value $0.0001 per share (2)(3)(4)				$17,250,000	$
(ii) Series A Warrants to purchase shares of common stock, par value $0.0001 per share (3)(4)(5)
(iii) Series B Warrants to purchase shares of common stock, par value $0.0001 per share (3)(4)(5)
Shares of common stock, par value $0.0001 per share underlying Series A Warrants and Series B Warrants (2)
Underwriters’ common stock purchase warrants (6)
Common stock underlying underwriters’ common stock purchase warrants(2)(7)			$		$
Total			$		$

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Pursuant to Rule 416, there are also being registered such indeterminable additional securities as may be issued to prevent dilution as a result of stock splits, stock dividends or similar transactions.
(3)	Includes shares the underwriter has the option to purchase to cover over-allotments, if any.
(4)	In accordance with Rule 457(i) under the Securities Act, no separate registration fee is required with respect to the warrants registered hereby.
(5)	There will be issued warrants to purchase one share of common stock. The Series A Warrants are exercisable at a per share exercise price equal to 110% of the public offering price of one share of common stock, and the Series B Warrants are exercisable at a per share exercise price equal to 100% of the public offering price of one share of common stock. This also includes ____ million shares of common stock issuable upon full exercise of the Series B Warrants pursuant to the cashless exercise provision therein at the stated floor price of 20% of the offering price, which is $____ at an assumed offering price of $____.
(6)	No fee pursuant to Rule 457(g) under the Securities Act.
(7)	The warrants are exercisable at a per share exercise price equal to 110% of the public offering price. As estimated solely for the purpose of recalculating the registration fee pursuant to Rule 457(g) under the Securities Act, the proposed maximum aggregate offering price of the underwriters’ warrants is equal to 110% of $______ (5% of $________).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION
DATED NOVEMBER 30, 2020

ALFI, INC.

Class A Units Consisting of Shares of Common Stock

and Series A Warrants to Purchase Shares of Common Stock and
Series B Warrants to Purchase Common Stock

This is a firm commitment initial public offering of _________________of our Class A Units, each consisting of one share of our common stock, par value $0.0001 per share, and a Series A Warrant to purchase one share our common stock and a Series B Warrant to purchase one share of our common stock (and the shares issuable from time to time upon exercise of the warrants) pursuant to this prospectus based on an offer price of $_____for each unit of a share and a Series A Warrant and a Series B Warrant (“Class A Unit”) and a $_____ assumed initial public offering (these assumptions are used throughout this preliminary prospectus). Each Series A Warrant will have an exercise price of $ ____ per share, will be exercisable upon issuance and will expire five years from issuance. Each Series B Warrant will have an exercise price of $____ per share, will be exercisable upon issuance and will expire one year from issuance. Prior to this offering, there has been no public market for our Class A Units, common stock or warrants.

The components of the Class A Units will begin to trade separately on the first trading day following the one year anniversary of the date of this prospectus, unless Kingswood Capital Markets determines that an earlier date is acceptable. In no event will separate trading of the securities comprising the Class A Units commence until after the 45 day period referenced below and we issue a press release announcing when such separate trading will begin. Once the components of the Class A Units begin trading separately, the Class A Units will be delisted and will cease trading. Notwithstanding the foregoing, the holder of a Unit may commence separately trading the share of common stock and Series A Warrant in a Unit at any time after the 60th day after the date of this prospectus unless Kingswood Capital Markets determines that an earlier date is acceptable.

We will apply to list our units and common stock on The NASDAQ Capital Market under the symbols “ALFU” and “ALF” respectively. No assurance can be given that our application will be approved. In conjunction therewith, we have also applied to have the Series A Warrants listed on The NASDAQ Capital Market under the symbol “ALFW.” The Series B Warrants will not be listed on any exchange.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 8 of this prospectus for a discussion of information that should be considered in connection with an investment in our securities.

We are an “emerging growth company” under the federal securities laws and have elected to comply with certain reduced public company reporting requirements for future filings.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Class A Unit	Total
Initial public offering price(1)	$	$
Underwriting discounts and commissions(2)	$	$
Proceeds to us, before expenses	$	$

(1)     The assumed public offering price and underwriting discount corresponds to in respect of the Class A Units (a) an assumed public offering price per share of common stock of $_______ and (b) an assumed public offering price per Series A Warrant of $0.01 and Series B Warrant of $0.01.

(2)     Does not include a non-accountable expense allowance equal to 1% of the gross proceeds of this offering payable to Kingswood Capital Markets, the representative of the underwriters. We have also agreed to issue warrants to the representative of the underwriters. See “Underwriting” for a complete description of the compensation arrangements.

We have granted a 45-day option to the underwriters, exercisable one or more times in whole or in part, to purchase up to an additional ______ Class A Units to cover over-allotments, if any.

The underwriter expects to deliver our Class A Units against payment on or about               , 2021.

Kingswood Capital Markets

division of Benchmark Investments, Inc.

The date of this prospectus is , 2020.

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You should rely only on information contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. Neither the delivery of this prospectus nor the sale of our securities means that the information contained in this prospectus or any free writing prospectus is correct after the date of this prospectus or such free writing prospectus. This prospectus is not an offer to sell or the solicitation of an offer to buy our securities in any circumstances under which the offer or solicitation is unlawful or in any state or other jurisdiction where the offer is not permitted. The information contained in this prospectus is accurate only as of its date regardless of the time of delivery of this prospectus or of any sale of common stock.

No person is authorized in connection with this prospectus to give any information or to make any representations about us, the securities offered hereby or any matter discussed in this prospectus, other than the information and representations contained in this prospectus. If any other information or representation is given or made, such information or representation may not be relied upon as having been authorized by us.

For investors outside the United States: Neither we nor the underwriter has done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market share, is based on information from our own management estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. Our management’s estimates have not been verified by any independent source, and we have not independently verified any third-party information. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Special Note Regarding Forward-Looking Statements.” Neither we nor the underwriters have authorized anyone to provide you with information different from, or in addition to, that contained in this prospectus, any amendment or supplement to this prospectus and any related free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurances as to the reliability of, any information that others may give you. This prospectus is not an offer to sell, not is it seeking an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus or in any free writing prospectus is only accurate as of its date, regardless of its time of delivery or the time of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks and trade names or products in this prospectus is not intended to, and does not imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but the omission of such references is not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable owner of these trademarks, service marks and trade names.

Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

ii

PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus. Because it is a summary, it does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this prospectus in its entirety, including the “Risk Factors,” “Special Note Regarding Forward Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the notes to those financial statements in each case included in this prospectus.

As used in this prospectus, unless the context otherwise requires, references to the “company,” “we,” “us” and “our” refer to ALFI, Inc., and its wholly owned, consolidated subsidiaries, or either or all of them as the context may require. References to “Alfi” refers to our proprietary, digital publishing platform serving intelligent, curated content using our sophisticated computer vision and machine learning technologies.

Overview

We provide solutions that bring transparency and accountability to the digital out of home, or “DOOH,” advertising marketplace. Alfi uses artificial intelligence and big data analytics to measure and predict human response. Our computer vision technology is powered by proprietary artificial intelligence, to determine the age, gender, ethnicity, geolocation and emotion of someone in front of an Alfi-enabled device, such as a tablet or kiosk. Alfi can then deliver in real-time, the advertisements to that particular viewer based on the viewer’s demographic and psychographic profile. Alfi delivers the right content, to the right person at the right time in a responsible and ethical manner. By delivering advertisements a viewer wants, we deliver our advertising customers the viewers they want and the result is higher click through rates, or CTRs and higher CPM, cost per thousand, rates.

Over the last two decades, the DOOH market has lagged relative to other methods of how brand owners and businesses connect with their followers or prospective customers. Previously, the DOOH market was neither transparent nor accountable to advertisers. Advertisers have had no idea who, if anyone, was actually seeing their ads, for how long their ads were being viewed, if the ad was welcomed by the viewer or if there was reaction to the advertisement. This lack of a consistent methodology for viewing results means that advertisers were risking significant marketing budgets without being able to determine if the ads were being seen by the appropriate target audience. In addition, the digital advertising market experiences extensive fraud, with Juniper Research forecasting that advertisers lost $42 billion in 2019 to fraud, a 21% increase from 2018. Digital advertising fraud occurs when an ad is displayed on either a fake website or to a ‘bot’ in an effort to inflate web traffic numbers, rather than on a legitimate web site viewed by a human being.

According to eMarketer, the DOOH and digital internet marketplace was a $373 billion market in 2019. OpenPR estimates that global outdoor advertising is projected to grow to $55.32 billion in 2025, a compound annual growth rate of 4.75%. Advertisers recognize that they need to make their decisions based on more comprehensive and accurate data to improve the efficiency of their advertising dollars. In other markets, customers have become accustomed to real time digital engagement by advertisers. However, in the DOOH marketplace advertisers could not effectively meet their customers desires, and did not know how to reach them efficiently. The data did not exist for them. According to studies published by Ascend2 and Research Partners in 2017, the most important data-driven marketing objectives cited by marketing professionals included:

•	Basing more decisions on data analysis (51%)

•	Integrating data across platforms (43%)

•	Enriching data quality and completeness (37%)

•	Attributing sales revenue to marketing (33%)

•	Segmenting target markets (34%)

Alfi solves the problems facing advertisers in the DOOH marketplace, as its proprietary technology is able to determine that when an advertisement was displayed, there was someone in front of the screen, as well as the basic demographic and psychographic characteristics of the viewer, such as age, gender, ethnicity and mood. Our computer vision technology allows Alfi to determine how a viewer interacted with the advertisement, and their emotion in seeing the advertisement, even if the viewer did not actually click through to the advertiser’s website for additional information. Our data rich reporting functionality informs the advertiser that someone viewed their ad, how many people viewed the ad, as well as each viewer’s reaction to the ad. Alfi gives large and small businesses access to data-driven insights by expanding advertising capabilities, analytical sophistication and delivering it all seamlessly over multiple devices. For instance, if a clothing brand wants to advertise to a 25 year old female, when our AI detects a person who fits that demographic, the advertisement will be served in real-time to the appropriate target viewer. Alfi continues to learn and improve by refining the advertisements seen by viewers with each successive interaction on any Alfi-enabled device. The more data it processes, the better the accuracy and predictive value Alfi achieves.

1

Alfi has created an enterprise grade, multimedia computer vision and machine learning platform, generating powerful advertising recommendations and insights. Multiple technologies work together in Alfi with viewer privacy and reporting objectives as our two goals. Alfi uses a facial fingerprinting process to make demographic determinations. As such, Alfi makes no attempt to identify the individual in front of the screen. Brand owners don’t need to know your name and invade your privacy to gain a deeper understanding of the consumers who view their content. By providing age, gender, ethnicity and geolocation information, brand owners have all of the data they need for meaningful interaction. The artificial intelligence and machine learning components of Alfi also gather retina tracking data, keyword recognition and voice intonation without compromising the privacy of the end-user. From an analytics perspective, these data points give meaningful reporting instead of arbitrary calculations of ad engagement.

Alfi solves the problem of providing real time, accurate and rich reporting on customer demographics, usage, interactivity and engagement while never storing any personal identifiable information. No viewer is ever required, or requested by us, to enter any information about themselves on any Alfi-enabled device. Alfi was designed to be fully compliant with all privacy regulations. Alfi is fully compliant with the General Data Protection Regulation, in Europe, California Consumer Privacy Act, and the Health Insurance Portability and Accountability Act.

Our initial focus is to place our Alfi-enabled devices in rideshares and airports. According to Harvard Business School study published in February 2018, Americans are estimated to have spent more than 37 billion hours waiting. Alfi has been beta testing Alfi-enabled devices in these locations to determine market receptivity to smart screens. From our testing, Alfi has been able to achieve CTRs, of between 6% and 9%, but believes it could achieve CTRs exceeding 15% as Alfi-enabled devices are deployed more widely. By comparison, according to Acquiso in 2018, the average CTR for a display banner ad was less than 1%.

We anticipate generating revenue from our Alfi-enabled devices in December 2020. Currently, we intend to charge customers solely based on a CPM, or ads delivered, model. As we continue to prove Alfi in the market, we expect to charge customers based on a combination of CPM and CTR, and that we will generate higher CPM rates than typical DOOH advertising platforms because we will only deliver ads to the customer’s desired demographic. In addition, we will provide the aggregated data to the brands so they can make more informed advertising decisions.

Our Strategy

The main elements of our growth strategy are:

•	Increase distribution to increase revenue. We began delivering our Alfi-enabled tablets and kiosks in November 2020. As we deliver more devices, we will deliver more ads and derive more revenues.

•	Continue technological innovation. The enhancements we continue to make to Alfi will allow us to improve the viewer experience and to deliver better data to our advertiser-customers, while we remain focused on protecting viewer privacy.

•	Diversify revenue streams. As Alfi gathers more data, we intend to sell that data to advertisers that do not use the Alfi platform, which will attract additional advertisers, as well as generating additional advertising revenue. In addition, we intend to enter into joint venture agreements with store-based brands to provide Ali-enabled devices in their stores to enhance their customer’s experience.

•	License Alfi to other DOOH platform providers. Alfi is a robust, hosted software platform that we intend to make it available on a software as a service, or SaaS, basis to other DOOH advertising providers.

•	Pursue potential acquisitions. We will look to acquire additional technologies that will improve Alfi or companies that allow us to increase our market penetration with strategic “launch pads” that have legacy infrastructure incapable of being as intelligent and interactive as Alfi or offer additional products or services to our customers.

2

Risks Associated with our Business

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 8 of this prospectus for a discussion of factors you should carefully consider before investing in our common stock. If any of these risks actually occurs, our business, financial condition, results of operations, cash flows and prospects would likely be materially and adversely affected. As a result, the trading price of our common stock would likely decline, and you could lose all or part of your investment. Listed below is a summary of some of the principal risks related to our business:

•	We have not generated any revenues from our operations, and we may never generate revenues.

•	We have a history of operating losses, and we expect to incur additional operating losses in the future.

•	The industry in which we operate is highly competitive and nearly all of our competitors have significantly greater resources.

•	Our technology could be viewed as violating various regulations regarding privacy and data collection, or such regulations could change, requiring us to spend resources redesigning our solutions or possibly prevent us from offering our solutions.

•	There is substantial doubt about our ability to continue as a going concern.

•	We may experience fluctuations in our operating results, which could make our future operating results difficult to predict or cause our operating results to fall below analysts’ and investors’ expectations.

Corporate Information

We were incorporated under the laws of the State of Florida in April 2018 under the name Lectrefy, Inc. We reincorporated in the State of Delaware in January 2020 and changed our name to Alfi, Inc. Our principal executive offices are located at 429 Lenox Avenue, Suite 547, Miami Beach, Florida 33139. Our phone number is (305) 395-4520. Our website address is www.getalfi.com. We do not incorporate the information on or accessible through our website to be part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

Implications of Being an Emerging Growth Company and Smaller Reporting Company

We qualify as an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to:

•	an exemption from complying with the auditor attestation requirements of Section 404 of the Sarbanes Oxley Act of 2002, as amended, or Section 404;

•	a requirement to have only two years of audited financial statements and only two years of related selected financial data and management’s discussion and analysis of financial condition and results of operations disclosure;

•	reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

•	an exemption from the requirement to seek non-binding advisory votes on executive compensation and new executive compensation arrangements entered into in connection with a merger, acquisition, consolidation, proposed sale or disposition of all or substantially all of our assets.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the completion of this offering. However, if any of the following events occur prior to the end of such five-year period, (i) our annual gross revenue exceeds $1.07 billion, (ii) we issue more than $1.0 billion of non-convertible debt in any three-year period or (iii) we become a “large accelerated filer,” (as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), we will cease to be an emerging growth company prior to the end of such five-year period. We will be deemed to be a “large accelerated filer” at such time that we (a) have an aggregate worldwide market value of common equity securities held by non-affiliates of $700.0 million or more as of the last business day of our most recently completed second fiscal quarter, (b) have been required to file annual and quarterly reports under the Exchange Act, for a period of at least 12 months and (c) have filed at least one annual report pursuant to the Exchange Act.

3

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. We have elected to take advantage of this extended transition period.

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies until the fiscal year following the determination that our voting and non-voting common stock held by non-affiliates is more than $250 million measured on the last business day of our second fiscal quarter, or our annual revenues are less than $100 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is more than $700 million measured on the last business day of our second fiscal quarter.

4

THE OFFERING

Securities Offered by us:	_____ Class A Units, each consisting of one share of our common stock and one Series A Warrant to purchase one share of our common stock and one Series B Warrant to purchase one share of our common stock.
Common stock to be outstanding immediately following this offering:	_____ shares
Underwriters’ option to purchase additional units from us:	We have granted a 45-day option to the underwriters, exercisable one or more times in whole or in part, to purchase up to an additional _____ units at the price per unit on the cover page, less underwriting discounts and commissions, to cover over-allotments, if any.
Use of proceeds:	We estimate that we will receive net proceeds from this offering of approximately $_____ million, or approximately $_____ million if the underwriters exercise their option to purchase additional shares in full, assuming an initial public offering price of $_____ per unit, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We currently intend to use the net proceeds from this offering, together with our existing cash, to repay certain outstanding indebtedness in an amount of approximately $2,500,000 and the balance for general corporate purposes, including working capital. See “Use of Proceeds” below.
Dividend policy:	We do not currently intend to pay dividends on our common stock.
Risk factors:	An investment in our securities involves a high degree of risk. You should read this prospectus carefully, including the section entitled “Risk Factors” and the consolidated financial statements and the related notes to those statements included in this prospectus, before investing in our common stock before deciding to invest in shares of our securities.
Representative’s Warrants:	We will issue to Kingswood Capital Markets, division of Benchmark Investments, Inc., as representative of the underwriters or its designees at the closing of this offering warrants purchasing the number of shares of common stock equal to _____% of the aggregate number of shares of common stock sold in this offering. The representative’s warrant will be exercisable immediately and will expire five years after the effective date of the registration statement for this offering. The exercise price of the representative’s warrant will equal 110% of the public offering price per share. See “Underwriting.”
Proposed NASDAQ Capital Market Symbol:	We will apply to list our common stock on The NASDAQ Capital Market under the symbol “ALF.” No assurance can be given that our application will be approved. In conjunction therewith, we have also applied to have the Series A Warrants listed on The NASDAQ Capital Market under the symbol “ALFW” and the Class A Units listed as “ALFU.”
Lock-up	We, our directors, officers and all of our existing shareholders have agreed with the underwriter not to offer for sale, issue, sell, contract to sell, pledge or otherwise dispose of any of our common stock or securities convertible into common stock as described in further detail in the prospectus, for a period of 180 days after the date of this prospectus. See “Underwriting.”

5

The number of shares of common stock to be outstanding after this offering is based on _____ shares of common stock outstanding at October _____ , 2020, and excludes the following:

•	_____ shares of common stock issuable upon exercise of our outstanding stock options at a weighted average exercise price of $____ per share;

•	_____ shares of common stock issuable upon exercise of the underwriter’s option to purchase additional Class A Units to cover over-allotments;

•	_____ shares of common stock issuable upon exercise of the Series A Warrants at a price of $_____ per share;

•	_____ shares of common stock issuable upon exercise of the Series B Warrants at a price of $_____ per share;

•	_____ shares of common stock issuable upon exercise of the representative’s warrants at a price of $_____ per share;

•	Unless otherwise indicated, all information in this prospectus reflects or assumes:

•	the issuance of _____ shares of our common stock upon conversion of our outstanding Series Seed Preferred Stock;

•	a _____ stock split to be effected at the time of effectiveness of the registration statement of which this prospectus is a part on _____, 2021; and

•	the filing of our amended and restated certificate of incorporation, which will become effective immediately prior to the closing of this offering, and the effectiveness of our amended and restated bylaws, which will become effective upon the effectiveness of the registration statement of which this prospectus is a part.

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SUMMARY FINANCIAL DATA

The following table summarizes our financial data. We derived the summary financial statement data for the years ended December 31, 2019 and 2018 set forth below from our audited financial statements and related notes contained in this prospectus. We derived the summary financial data for the nine months ended September 30, 2020 and 2019 from our unaudited condensed financial statements and related notes contained in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the information presented below together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our condensed financial statements, the notes to those statements and the other financial information contained in this prospectus.

Summary of Operations

	September 30, 2020	September 30, 2019
Revenues	-0-	-0-
Cost of sales	331,110	-0-
Operating expenses	622,406	11,482
Other income (expense)	96,285	46,606
Net income (loss) before provision for income taxes	(857,231)	35,124
Provision for income taxes	-0-	-0-
Net income (loss) after provision for income taxes	(857,231)	35,124

Condensed Unaudited Balance Sheet

	As of September 30, 2020
	Actual	As Adjusted
	(Unaudited)		(Unaudited)
Cash	$57,726	$
Total Current Assets	1,162,519
Total Assets	6,004,929
Total Current Liabilities	4,272,359
Total Non-Current Liabilities	-0-
Total Liabilities	4,272,359
Working Capital (Deficit)	(3,109,840)
Series A Preferred Shares	2,500,000
Common stock	2,252,000
Additional paid in capital	25,000
Accumulated surplus (deficit )	(792,682)
Total Stockholders’ Equity	$1,732,570	$

The as adjusted column in the balance sheet data above gives effect to the sale of _____ Class A Units to be sold for cash in this offering at the assumed public offering price of $_____ per share of common stock, and $0.125 per each Series A and Series B Warrant, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, as if the sale had occurred on September 30, 2020 and (ii) the repayment of the related party loan with the proceeds of the offering.

Each $1.00 increase (decrease) in the assumed public offering price of $_____ per Class A Unit, would increase (decrease) our shareholder’s equity, as adjusted, after this offering by approximately $___ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remain the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of Class A Units we are offering. An increase (decrease) of ____ Class A Units in the number of Class A Units offered by us would increase (decrease) our shareholder’s equity, as adjusted, after this offering by approximately $___ million, assuming that the assumed public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

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RISK FACTORS

An investment in our common stock is speculative and involves a high degree of risk including the risk of a loss of your entire investment. You should carefully consider the following risk factors These risk factors contain, in addition to historical information, forward looking statements that involve risks and uncertainties. Our actual results could differ significantly from the results discussed in the forward-looking statements. The occurrence of any of the adverse developments described in the following risk factors and in the documents incorporated herein by reference could materially and adversely harm our business, financial condition, results of operations or prospects. In such event, the value of our common stock could decline, and you could lose all or a substantial portion of the money that you pay for our common stock. In addition, the risks and uncertainties discussed below are not the only ones we face. Our business, financial condition, results of operations or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material, and these risks and uncertainties could result in a complete loss of your investment. In assessing the risks and uncertainties described below, you should also refer to the other information contained in this prospectus (as supplemented or amended).

For a summary of our Risk Factors, see “Prospectus Summary – Risks Associated with our Business.”

Risks Related to Our Company

The ongoing COVID-19 pandemic, including the resulting global economic uncertainty and measures taken in response to the pandemic, has already impacted our business model and could materially impact our business and future results of operations and financial condition in the future.

The COVID-19 pandemic has disrupted almost all business and governments, including individuals around the world. The impact and duration of the COVID-19 pandemic will be difficult to estimate or predict, as currently there is no vaccine or cure. It is even more difficult to predict the impact on the global economic market, which will depend upon the actions taken by governments, businesses, and other enterprises in response to the pandemic. The pandemic has already caused, and is likely to result in further, significant disruption of global financial markets and economic uncertainty. Adverse market conditions resulting from the spread of COVID-19 could materially adversely affect our business and the value of our common stock.

Our customers or potential customers, particularly in industries most impacted by the COVID-19 pandemic, including the retail, restaurant, hotel, hospitality, consumer discretionary, airline, and oil and gas industries and companies whose customers operate in impacted industries, may reduce their technology or sales and marketing spending or delay their sales transformation initiatives, which could materially and adversely impact our business.

The COVID-19 pandemic has caused us to delay the roll-out of our Alfi-enabled tablets and has forced us to develop touchless technology so that people in our initial markets, rideshares and airports will use our devices. We cannot be certain that this will be sufficient to allow customers to use our Alfi-enabled tablets as we intend. This may make us more reliant on our ability to sell Alfi as a SaaS platform and cause us to lose revenue from direct ad sales by us.

Our limited operating history makes it difficult to evaluate our business and prospects and may increase the risks associated with your investment.

We were formed in April 2018, and began developing Alfi at that time. We have not generated any revenues from the sales of Alfi to date. We were initially focused on delivering Alfi through our patented tablet as well as kiosks and other devices; however, we are now expanding our revenue model to include delivering Alfi as a SaaS software product. We cannot assure you that we will be able to operate our business successfully or implement our operating policies and strategies as described above. We have encountered and will continue to encounter risks and challenges frequently experienced by growing companies in rapidly developing industries, including risks related to our ability to:

•	build a reputation for providing a superior platform and customer service, and for creating trust and long-term relationships with customers;

•	identifying a revenue model that will allow us to develop predictable revenues;

•	distinguish ourselves from competitors;

•	develop and offer a competitive platform that meets our customers’ needs as they change;

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•	improve our current operational infrastructure and non-platform technology to support significant growth and to respond to the evolution of our market and competitors’ developments;

•	maintain and expand our relationships with suppliers of quality advertising;

•	respond to evolving industry standards and government regulation that impact our business;

•	prevent or mitigate failures or breaches of security;

•	expand our business internationally; and

•	hire and retain qualified and motivated employees.

We cannot assure you that we will be successful in addressing these and other challenges we may face in the future. If we are unable to do so, our business may suffer, our revenue and operating results may decline and we may not be able to achieve further growth or sustain profitability.

Although we formed our Company on April 4, 2018, we have continuously developed our business model through the development of our technology as an early stage company but have not yet commenced large scale operations in our business. We expect to incur operating losses for the foreseeable future.

We were incorporated on April 4, 2018, and to date have been involved primarily in organization activities and technology development. The Company currently has no revenues and does not have any history of revenue generating operations. We have recently commenced business operations, but have performed beta tests and other marketing trials of our products and services. Further, we have not yet fully developed our business plan, or our management team, although we have targeted and assembled certain intellectual property and real or intangible property rights. Accordingly, we have no way to evaluate the likelihood that our business will be successful. We have not earned any revenues as of the date of this prospectus. Potential investors should be aware of the difficulties normally encountered by a new market online sales activity and the high rate of failure for such enterprises. The likelihood of success must be considered in light of the COVID-19 pandemic, problems, expenses, difficulties, complications and delays encountered in connection with the operations that we plan to undertake. These potential problems include, but are not limited to, unanticipated problems relating to our proposed tablet, app and on-line development, market acceptance of Alfi by businesses, and challenges relating to bringing potential vendors to participate and additional costs and expenses that may exceed current estimates. We expect to incur significant losses into the foreseeable future. We recognize that if the effectiveness of our business plan is not forthcoming we will not be able to continue business operations. There is no operating history upon which to base any assumption as to the likelihood that we will prove successful and it is doubtful that we will generate any operating revenues or ever achieve profitable operations. If we are unsuccessful in addressing these risks, our business will most likely fail.

There is substantial doubt about our ability to continue as a going concern.

The report of our independent registered public accounting firm on our consolidated financial statements for the years ended December 31, 2019 and 2018 included an explanatory paragraph expressing management’s assessment and conclusion that there is substantial doubt about our ability to continue as a going concern within one year after the financial statement issuance date, citing our recurring losses and cash used from operations among other factors. Our ability to continue as a going concern will be determined by our ability to generate sufficient cash flow to sustain our operations and/or raise additional capital in the form of debt or equity financing. We believe that the inclusion of a going concern explanatory paragraph in the report of our registered public accounting firm will make it more difficult for us to secure additional financing or enter into strategic relationships with distributors on terms acceptable to us, if at all, and likely will materially and adversely affect the terms of any financing that we might obtain. Our consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern.

The Company has negative cash flow for the year ended December 31, 2019 and the nine months ended September 30, 2020.

The Company had negative operating cash flow for the year ended December 31, 2019 and the nine months ended September 30, 2020. To the extent that the Company has negative operating cash flow in future periods, it may need to allocate a portion of its cash reserves to fund such negative cash flow. The Company may also be required to raise additional funds through the issuance of equity or debt securities. There can be no assurance that the Company will be able to generate a positive cash flow from its operations, that additional capital or other types of financing will be available when needed or that these financings will be on terms favorable to the Company.

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The Company’s actual financial position and results of operations may differ materially from the expectations of the Company’s management.

The Company’s actual financial position and results of operations may differ materially from management’s expectations. As a result, the Company’s revenue, net income and cash flow may differ materially from the Company’s projected revenue, net income and cash flow. The process for estimating the Company’s revenue, net income and cash flow requires the use of judgment in determining the appropriate assumptions and estimates. These estimates and assumptions may be revised as additional information becomes available and as additional analyses are performed. In addition, the assumptions used in planning may not prove to be accurate, and other factors may affect the Company’s financial condition or results of operations.

Our business practices with respect to data could give rise to liabilities, restrictions on our business or reputational harm as a result of evolving governmental regulation, legal requirements or industry standards relating to consumer privacy and data protection.

In the course of providing our solutions, we collect, transmit and store information which is related to and seeks to correlate internet-connected devices, user activity and the ads we place. Federal, state and international laws and regulations govern the collection, use, processing, retention, sharing and security of data that we collect across our advertising solutions. We strive to comply with all applicable laws, regulations, policies and legal obligations relating to privacy and data collection, processing use and disclosure. However, the applicability of specific laws may be unclear in some cases and domestic and foreign government regulation and enforcement of data practices and data tracking technologies is expansive, not clearly defined and rapidly evolving. In addition, it is possible that these requirements may be interpreted and applied in a manner that is new or inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Any actual or perceived failure by us to comply with U.S. federal, state or international laws, including laws and regulations regulating privacy, data, security or consumer protection, or disclosure or unauthorized access by third parties to this information, could result in proceedings or actions against us by governmental entities, competitors, private parties or others. Any proceedings or actions against us alleging violations of consumer or data protection laws or asserting privacy-related theories could hurt our reputation, force us to spend significant amounts in defense of these proceedings, distract our management, increase our costs of doing business, adversely affect the demand for our solutions and ultimately result in the imposition of monetary liability. We may also be contractually liable to indemnify and hold harmless our customers from the costs or consequences of litigation resulting from using our solutions or from the disclosure of confidential information, which could damage our reputation among our current and potential customers, require significant expenditures of capital and other resources and cause us to lose business and revenue.

The regulatory framework for privacy issues is evolving worldwide, and various government and consumer agencies and public advocacy groups have called for new regulation and changes in industry practices, including some directed at the digital advertising industry in particular. It is possible that new laws and regulations will be adopted in the United States and internationally, or existing laws and regulations may be interpreted in new ways, that would affect our business, particularly with regard to collection or use of data to target ads and communication with consumers and the international transfer of data from Europe to the U.S. The U.S. government, including the Federal Trade Commission and the Department of Commerce, has announced that it is reviewing the need for greater regulation of the collection of consumer information, including regulation aimed at restricting some targeted advertising practices. In Europe, in October 2015 the Court of Justice of the European Union invalidated the “US-EU Safe Harbor framework,” which created a safe harbor under the European Data Protection Directive for certain European data transfers to the U.S. We had not self-certified under this regime, and therefore were not directly affected by this decision. In July 2016, the European Commission approved the Privacy Shield, which is a set of principles and related rules that are intended to replace the US-EU Safe harbor framework. The Company is in the process of determining whether to join the Privacy Shield program. Stricter regulation of European data transfers to U.S. in future may impact our ability to serve European customers effectively, or require us to open and operate data centers in the European Union which would result in a higher cost of doing business in these jurisdictions.

In particular, Europe’s General Data Protection Regulation (“GDPR”) extends the jurisdictional scope of European data protection law. As a result, we will be subject to the GDPR when we provide our targeting services in Europe. The GDPR imposes stricter data protection requirements that may necessitate changes to our services and business practices. Potential penalties for non-compliance with the GDPR include administrative fines of up to 4% of annual worldwide turnover. Complying with any new regulatory requirements could force us to incur substantial costs or require us to change our business practices in a manner that could reduce our revenue or compromise our ability to effectively pursue our growth strategy.

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The FTC has also adopted revisions to the Children’s Online Privacy Protection Act (“COPPA”) that expands liability for the collection of information by operators of websites and other electronic solutions that are directed to children. Questions exist as to how regulators and courts may interpret the scope and circumstances for potential liability under COPPA, and the FTC continues to provide guidance and clarification as to its 2013 revisions of COPPA. FTC guidance or enforcement precedent may make it difficult or impractical for us to provide advertising on certain websites, services or applications. In addition, the FTC recently fined an ad network for certain methods of collecting and using data from mobile applications, including certain applications directed at children, and failing to disclose the data collection to mobile application developers in their network.

While we have not collected data that is traditionally considered personal data, such as names, email addresses, physical addresses, phone numbers or social security numbers, we typically collect and store nonspecific data regarding age, ethnicity and gender or geo-location information, and device or other persistent identifiers that are or may be considered personal data in some jurisdictions or otherwise may be the subject of legislation or regulation. For example, some jurisdictions in the EU regard IP addresses as personal data, and certain regulators, such as the California Attorney General’s Office, have advocated for including IP addresses, GPS-level geolocation data, and unique device identifiers as personal data under California law. Furthermore, Europe’s GDPR makes clear that online identifiers (such as IP addresses and other device identifiers) will be treated as “personal data” going forward and therefore subject to stricter data protection rules.

Evolving definitions of personal data within the EU, the United States and elsewhere, especially relating to the classification of IP addresses, machine or device identifiers, geo-location data and other such information, may cause us to change our business practices, diminish the quality of our data and the value of our solution, and hamper our ability to expand our offerings. Our failure to comply with evolving interpretations of applicable laws and regulations, or to adequately protect personal data, could result in enforcement action against us or reputational harm, which could have a material adverse impact on our business, financial condition and results of operations.

In addition to compliance with government regulations, we voluntarily participate in trade associations and industry self-regulatory groups that promulgate best practices or codes of conduct addressing the provision of internet advertising. We could be adversely affected by changes to these guidelines and codes in ways that are inconsistent with our practices or in conflict with the laws and regulations of U.S. or international regulatory authorities. For instance, new guidelines, codes, or interpretations, by self-regulatory organizations or government agencies, may require additional disclosures, or additional consumer consents, such as “opt-in” permissions to share, link or use data, such as health data from third parties, in certain ways. If we fail to abide by, or are perceived as not operating in accordance with, industry best practices or any industry guidelines or codes with regard to privacy, our reputation may suffer and we could lose relationships with advertisers and digital media properties.

Economic downturns and market conditions beyond our control could adversely affect our business, financial condition and operating results.

Our business depends on the overall demand for advertising and on the economic health of advertisers and publishers that benefit from our platform. Economic downturns or unstable market conditions such as those potentially created by the outbreak of COVID-19 discussed above, may cause advertisers to decrease their advertising budgets, which could reduce spend though our platform and adversely affect our business, financial condition and operating results.

The loss of key personnel or the inability of replacements to quickly and successfully perform in their new roles could adversely affect our business.

We depend on the leadership and experience of our relatively small number of key executive management personnel, particularly our Chief Executive Officer, Paul Pereira, Chief Financial Officer, Dennis McIntosh, Chief Business Development Officer, John Cook, and our Chief Technology Officer, Charles Raglan Pereira. The loss of the services of these key executives or any of our executive management members could have a material adverse effect on our business and prospects, as we may not be able to find suitable individuals to replace such personnel on a timely basis or without incurring increased costs, or at all. Furthermore, if we lose or terminate the services of one or more of our key employees or if one or more of our current or former executives or key employees joins a competitor or otherwise competes with us, it could impair our business and our ability to successfully implement our business plan. Additionally, if we are unable to hire qualified replacements for our executive and other key positions in a timely fashion, our ability to execute our business plan would be harmed. Even if we can quickly hire qualified replacements, we would expect to experience operational disruptions and inefficiencies during any transition. We believe that our future success will depend on our continued ability to attract and retain highly skilled and qualified personnel. There is a high level of competition for experienced, successful personnel in our industry. Our inability to meet our executive staffing requirements in the future could impair our growth and harm our business. We do not maintain “key person” insurance on any of our officers or employees.

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We rely on highly skilled personnel and, if we are unable to attract, retain or motivate substantial numbers of qualified personnel or expand and train our sales force, we may not be able to grow effectively.

Our success largely depends on the talents and efforts of key technical, sales and marketing employees and our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly skilled personnel for all areas of our organization. Competition in our industry is intense and often leads to increased compensation and other personnel costs. In addition, competition for employees with experience in our industry can be intense where our research and development operations are concentrated and where other technology companies compete for management and engineering talent. Our continued ability to compete and grow effectively depends on our ability to attract substantial numbers of qualified new employees and to retain and motivate our existing employees.

If we do not effectively grow and train our sales and support teams, we may be unable to add new customers or increase sales to our existing customers and our business will be adversely affected.

We are substantially dependent on our sales and support teams to obtain new customers and to increase spend by our existing customers. We believe that there is significant competition for sales personnel with the skills and technical knowledge that we require. Our ability to achieve revenue growth will depend, in large part, on our success in recruiting, training, integrating and retaining sufficient numbers of sales personnel to support our growth. Due to the complexity of our platform, new hires require significant training and it may take significant time before they achieve full productivity. Our recent and planned hires may not become productive as quickly as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals in the markets where we do business or plan to do business. If we are unable to hire and train sufficient numbers of effective sales personnel, or the sales personnel are not successful in obtaining new customers or increasing our existing customers’ spend with us, our business will be adversely affected.

We operate in an intensively competitive industry, and we may not be able to compete successfully.

The digital video advertising market is intensely competitive, with many companies providing competing solutions. We will compete with Google (YouTube and DoubleClick), The Trade Desk and Facebook as well as many ad exchanges, demand-side platforms for advertisers and ad networks. We also face competition from direct response (search-based) advertisers who seek to target brands. Many of our competitors are significantly larger than we are and have more capital to invest in their businesses. Our competitors may establish or strengthen cooperative relationships with advertisers, or other parties, which limit our ability to promote our solutions and generate revenue. For example, advertiser customers that adopt demand-side advertiser platforms disrupt our direct customer relationship with those customers. Competitors could also seek to gain market share by reducing the prices they charge to publishers or advertisers, introducing products and solutions that are similar to ours or introducing new technology tools for advertisers and digital media properties. Moreover, increased competition for video advertising inventory from digital media properties could result in an increase in the portion of advertiser revenue that we must pay to digital media property owners to acquire that advertising inventory.

Some large advertising agencies that represent advertising customers have their own relationships with digital media properties and can directly connect advertisers with digital media properties. Our business will suffer to the extent that our advertisers and digital media properties purchase and sell advertising inventory directly from one another or through other companies that act as intermediaries between advertisers and digital media properties. Other companies that offer analytics, mediation, ad exchange or other third party solutions have or may become intermediaries between advertisers and digital media properties and thereby compete with us. Any of these developments would make it more difficult for us to sell our solutions and could result in increased pricing pressure, reduced profit margins, increased sales and marketing expenses or the loss of market share.

If we do not successfully address these risks, our revenue could decline, our costs could increase, and our ability to pursue our growth strategy and attain profitability could be compromised.

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Further, we derive our revenue from the digital advertising industry, which is rapidly evolving, highly competitive, complex and fragmented. We face significant competition in this market which we expect will intensify in the future.

We currently compete for advertising spend with large, well-established companies as well as smaller, privately-held companies. Some of our larger competitors with more resources may be better positioned to execute on advertising campaigns conducted over multiple channels such as social media, mobile and video.

We may also face competition from companies that we do not yet know about or do not yet exist. If existing or new companies develop, market or resell competitive high-value marketing products or services, acquire one of our existing competitors or form a strategic alliance with one of our competitors, our ability to compete effectively could be significantly compromised and our results of operations could be harmed.

Our current and potential competitors may have significantly more financial, technical, marketing and other resources than we have, allowing them to devote greater resources to the development, promotion, sale and support of their products and services. They may also have more extensive advertiser bases and broader publisher relationships than we have, and may have longer operating histories and greater name recognition. As a result, these competitors may be better able to respond quickly to new technologies, develop deeper advertiser relationships or offer services at lower prices. Any of these developments would make it more difficult for us to sell our platform and could result in increased pricing pressure, increased sales and marketing expense or the loss of market share.

If we fail to innovate and make the right investment decisions in Alfi, we may not attract and retain advertisers and our revenue and results of operations may decline.

Our industry is subject to rapid and frequent changes in technology, evolving customer needs and the frequent introduction by our competitors of new and enhanced offerings. We must constantly make investment decisions regarding our offerings and technology to meet customer demand and evolving industry standards. We may make wrong decisions regarding these investments. If new or existing competitors have more attractive offerings or functionalities, we may lose customers or customers may decrease their use of our platform. New customer demands, superior competitive offerings or new industry standards could require us to make unanticipated and costly changes to our platform or business model. If we fail to adapt to our rapidly changing industry or to evolving customer needs, demand for our platform could decrease and our business, financial condition and operating results may be adversely affected.

Seasonal fluctuations in digital advertising activity could adversely affect our cash flows.

Our cash flows from operations vary from quarter to quarter due to the seasonal nature of advertiser spending. For example, many advertisers devote a disproportionate amount of their advertising budgets to the fourth quarter of the calendar year to coincide with increased holiday purchasing. If and to the extent that seasonal fluctuations become more pronounced, or are not offset by other factors, our operating cash flows could fluctuate materially from period to period as a result.

Our sales efforts with advertisers require significant time and expense.

Attracting new advertisers requires substantial time and expense, and we may not be successful in establishing new relationships or in maintaining or advancing our current relationships. For example, it may be difficult to identify, engage and market to potential advertisers who do not currently spend on digital video advertising or are unfamiliar with our current solutions.

The novelty of our solutions and our business model often requires us to spend substantial time and effort educating our own sales force and potential advertisers, advertising agencies and digital media properties about our offerings, including providing demonstrations and comparisons against other available solutions. This process is costly and time-consuming. If we are not successful in targeting, supporting and streamlining our sales processes, our ability to grow our business may be adversely affected.

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As our costs increase, we may not be able to generate sufficient revenue to sustain profitability.

We have expended significant resources to grow our business in recent years by increasing the offerings of our platform, growing our number of employees and expanding internationally. We anticipate continued growth that could require substantial financial and other resources to, among other things:

•	develop our platform, including by investing in our engineering team, creating, acquiring or licensing new products or features, and improving the availability and security of our platform;

•	expand internationally by growing our sales force and customer services team in an effort to increase our customer base and spend through our platform, and by adding inventory and data from countries our customers are seeking;

•	improve our technology infrastructure, including investing in internal technology development and acquiring outside technologies;

•	cover general and administrative expenses, including legal, accounting and other expenses necessary to support a larger organization;

•	cover sales and marketing expenses, including a significant expansion of our direct sales organization;

•	cover expenses relating to data collection and consumer privacy compliance, including additional infrastructure, automation and personnel; and

•	explore further strategic acquisitions.

Investing in the foregoing, however, may not yield anticipated returns. Consequently, as our costs increase, we may not be able to generate sufficient revenue to sustain profitability.

The loss of advertisers as customers could significantly harm our business, operating results and financial condition.

Our customer base consists primarily of advertisers. We do not have exclusive relationships with advertising agencies or companies that are advertisers, such that we largely depend on agencies to work with us as they embark on advertising campaigns for advertisers. The loss of agencies as customers and referral sources could significantly harm our business, operating results and financial condition. If we fail to maintain satisfactory relationships with an advertising agency, we risk losing business from the advertisers represented by that agency. Furthermore, advertisers may change advertising agencies. If an advertiser switches from an agency that uses us to one that does not, we will lose revenue from that advertiser.

Our software could be susceptible to errors, defects, or unintended performance problems that could result in loss of reputation, lost inventory or liability; we have encountered difficulties in achieving our desired fill rates.

We develop and offer a complex software platform that is used or embedded by our customers and digital media properties in devices, video technologies, software and operating systems. Complex software often contains defects, particularly when first introduced or when new versions are released. While we expect challenges to arise, we cannot guarantee they will be successfully resolved in a timely manner which can impact our revenue and income. Determining whether our software has defects may occur after versions are released into the market. Defects, errors or unintended performance problems with our software could unintentionally jeopardize the performance of advertising campaigns and digital media properties’ products. This could result in injury to our reputation, loss of revenue, diversion of development and technical resources, increased insurance costs and increased warranty costs. If our software contains any undetected defects, errors or unintended performance problems, our advertising customers may refuse to use it, digital media properties may refuse to embed it into their products and we may be unable to collect data or acquire advertising inventory from digital media properties. These defects, errors and unintended performance problems could also result in product liability claims. Although we attempt to reduce the risk of losses resulting from these claims through warranty disclaimers and limitation of liability clauses in our agreements, these contractual provisions may not be enforceable in every instance. If a court refused to enforce the liability-limiting provisions of our contracts for any reason, or if liabilities arose that were not contractually limited or adequately covered by insurance, our business could be materially harmed.

Failure to manage our growth effectively could cause our business to suffer and have an adverse effect on our financial condition and operating results.

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To manage our growth effectively, we must continually evaluate and evolve our organization. We must also manage our employees, operations, finances, technology and development and capital investments efficiently. Our efficiency, productivity and the quality of Alfi may be adversely impacted if we do not train our new personnel, particularly our sales and support personnel, quickly and effectively, or if we fail to appropriately coordinate across our organization. Additionally, rapid growth may place a strain on our resources, infrastructure and ability to maintain the quality of Alfi. In future periods, our revenue or profitability could decline or grow more slowly than we expect. Failure to manage our growth effectively could cause our business to suffer and have an adverse effect on our financial condition and operating results.

Computer malware, viruses, hacking and phishing attacks, and spamming could harm our business and results of operations.

Computer malware, viruses, and computer hacking and phishing attacks have become more prevalent in our industry, have occurred on our systems in the past, and may occur on our systems in the future. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security, and availability of our products and technical infrastructure to the satisfaction of our users may harm our reputation and our ability to retain existing users and attract new users.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

In the ordinary course of our business, we collect and store sensitive data, including intellectual property, our proprietary business information, and financial and other information of our customers and people who view the advertisements we provide. The secure processing, maintenance, and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance, or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost, or stolen. Advanced attacks are multi-staged, unfold over time, and utilize a range of attack vectors with military-grade cyber weapons and proven techniques, such as spear phishing and social engineering, leaving organizations and users at high risk of being compromised. The vast majority of data breaches, whether conducted by a cyber attacker from inside or outside of the organization, involve the misappropriation of digital identities and user credentials. These credentials are used to gain legitimate access to sensitive systems and high-value personal and corporate data. Many large, well-known organizations have been subject to cyber-attacks that exploited the identity vector, demonstrating that even organizations with significant resources and security expertise have challenges securing their identities. Any such access, disclosure, or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, a disruption of our operations, damage to our reputation, or a loss of confidence in our business, any of which could adversely affect our business, revenues, and competitive position.

We may experience fluctuations in our operating results, which could make our future operating results difficult to predict or cause our operating results to fall below analysts’ and investors’ expectations.

Our operating results are likely to fluctuate significantly in the future due to a variety of factors, many of which we have no control over. Factors that may cause our operating results to fluctuate significantly include: our ability to generate enough working capital from future equity sales; the level of commercial acceptance by the public of Alfi; fluctuations in advertising spending; the amount and timing operating costs and capital expenditures relating to expansion of our business, operations, infrastructure and general economic conditions. If realized, any of these factors could have a material effect on our business, financial condition and operating results, which could result in the complete loss of your investment. Factors that may cause our operating results to fluctuate include the following:

•	changes in demand for our platform, including related to the seasonal nature of spending on digital advertising campaigns;

•	changes in our pricing policies, the pricing policies of our competitors and the pricing or availability of inventory, data or of other third-party services;

•	changes in our customer base and platform offerings;

•	the addition or loss of customers;

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•	changes in advertising budget allocations, agency affiliations or marketing strategies;

•	changes to our product, media, customer or channel mix;

•	changes and uncertainty in the regulatory environment for us, advertisers or publishers;

•	changes in the economic prospects of advertisers or the economy generally, which could alter advertisers’ spending priorities, or could increase the time or costs required to complete advertising inventory sales;

•	the possible effects of the widespread domestic and global impact of the COVID-19 pandemic, including on general economic conditions, public health, and consumer demand and financial markets;

•	changes in the availability of advertising inventory through real-time advertising exchanges or in the cost of reaching end consumers through digital advertising;

•	disruptions or outages on our platform;

•	the introduction of new technologies or offerings by our competitors;

•	changes in our capital expenditures as we acquire the hardware, equipment and other assets required to support our business;

•	timing differences between our payments for advertising inventory and our collection of related advertising revenue;

•	the length and unpredictability of our sales cycle; and

•	costs related to acquisitions of businesses or technologies, or employee recruiting.

Based upon the factors above and others beyond our control, we have a limited ability to forecast our future revenue, costs and expenses, and as a result, our operating results may, from time to time, fall below our estimates or the expectations of analysts and investors.

If we are unable to obtain, maintain and enforce intellectual property protection for our technology and solutions or if the scope of our intellectual property protection is not sufficiently broad, others may be able to develop and commercialize technology and solutions substantially similar to ours, and our ability to successfully commercialize our technology and solutions may be compromised.

Our business depends on proprietary technology and content, including software, machine learning, algorithms, processes, databases, confidential information and know-how, the protection of which is crucial to the success of our business. We rely on a combination of trademark, trade-secret and copyright laws, confidentiality procedures, cybersecurity practices and contractual provisions to protect the intellectual property rights of our proprietary technology and content. We do own one issued patent for our Alfi-enabled tablet and other pending patent applications. If third parties obtain patent protection with respect to technologies that compete with our platform, they may assert that our technology infringes their patents and seek to charge us a licensing fee or otherwise preclude the use of our technology. We may not be able to obtain protection for our technology and even if we are successful in obtaining effective patent, trademark, trade-secret and copyright protection, it is expensive to maintain these rights and the costs of defending our rights could be substantial. Moreover recent changes to U.S. intellectual property laws may jeopardize the enforceability and validity of our intellectual property portfolio and harm our ability to obtain patent protection of some of our unique business methods.

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our competitive position may be harmed.

The registered or unregistered trademarks or trade names that we may be granted may be challenged, infringed, circumvented, declared generic, lapsed or determined to be infringing on or dilutive of other marks. We may not be able to protect our rights in these trademarks and trade names, which we need in order to build name recognition with potential members. If we are unable to establish or protect our trademarks and trade names, or if we are unable to build name recognition based on our trademarks and trade names, we may not be able to compete effectively, which could harm our competitive position, business, financial condition, results of operations and prospects.

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We could incur substantial costs and disruption to our business as a result of any claim of infringement of another party’s intellectual property rights, which could harm our business and operating results.

In recent years, there has been significant litigation in the United States over patents and other intellectual property rights. Although we have not faced such issues, in the future we or customers who use our products may unintentionally infringe the trademarks, copyrights, patents and other intellectual property rights of third parties, including allegations made by our competitors or by non-practicing entities. We cannot predict whether assertions of third party intellectual property rights or claims arising from these assertions will substantially harm our business and operating results. If we are forced to defend any infringement claims, whether they are with or without merit or are ultimately determined in our favor, we may face costly litigation and diversion of technical and management personnel. Some of our competitors have substantially greater resources than we do and are able to sustain the cost of complex intellectual property litigation to a greater extent and for longer periods of time than we could. Furthermore, an adverse outcome of a dispute may require us: to pay damages, potentially including treble damages and attorneys’ fees, if we are found to have willfully infringed a party’s patent or other intellectual property rights; to cease making, licensing or using products that are alleged to incorporate or make use of the intellectual property of others; to expend additional development resources to redesign our products; and to enter into potentially unfavorable royalty or license agreements in order to obtain the rights to use necessary technologies. Royalty or licensing agreements, if required, may be unavailable on terms acceptable to us, or at all. In any event, we may need to license intellectual property which would require us to pay royalties or make one-time payments. Even if these matters do not result in litigation or are resolved in our favor or without significant cash settlements, the time and resources necessary to resolve them could harm our business, operating results, financial condition and reputation.

In addition, if our advertising customers do not own the copyright for advertising content included in their advertisements or if digital media property owners do not own the copyright for content to the digital media next to which the advertisements appear, advertisers and digital media properties could receive complaints from copyright owners, which could harm our reputation and our business.

Our management team has limited experience managing a public company.

The members of our management team have limited or no experience managing a publicly-traded company, interacting with public company investors, and complying with the increasingly complex laws, rules and regulations that govern public companies. There are significant obligations we will now be subject to relating to reporting, procedures and internal controls, and our management team may not successfully or efficiently manage our transition to being a public company. These new obligations and scrutiny will require significant attention from our management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition and operating results.

We have agreed to indemnify our officers and directors against lawsuits to the fullest extent of the law.

We are a Delaware corporation. Delaware law permits the indemnification of officers and directors against expenses incurred in successfully defending against a claim. Delaware law also authorizes Delaware corporations to indemnify their officers and directors against expenses and liabilities incurred because of their being or having been an officer or director. Our organizational documents provide for this indemnification to the fullest extent permitted by Delaware law.

Prior to, and in no event not later than, the closing of the offering, we will obtain director and officer liability insurance to cover liabilities our directors and officers may incur in connection with their services to us. There is no guarantee that such insurance coverage will protect us from any damages or loss claims filed against it.

Risks Associated With This Offering

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, which will require, among other things, that we file with the SEC annual, quarterly and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act of 2002, as amended, or Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and The Nasdaq Capital Market to implement provisions of the Sarbanes-Oxley Act, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Further, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was enacted. There are significant corporate governance and executive compensation related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas, such as “say on pay” and proxy access. Emerging growth companies may implement many of these requirements over a longer period and up to five years from the pricing of this offering. We intend to take advantage of these extended transition periods, but cannot guarantee that we will not be required to implement these requirements sooner than budgeted or planned and thereby incur unexpected expenses. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate.

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We expect the rules and regulations applicable to public companies to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations. The increased costs will decrease our net income or increase our net loss and may require us to reduce costs in other areas of our business or increase the prices of our products or services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

If we fail to establish and maintain proper and effective internal control over financial reporting, our operating results and our ability to operate our business could be harmed.

Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. In connection with this offering, we intend to begin the process of documenting, reviewing and improving our internal controls and procedures for compliance with Section 404 of the Sarbanes-Oxley Act, which will require annual management assessment of the effectiveness of our internal control over financial reporting. We have begun recruiting additional finance and accounting personnel with certain skill sets that we will need as a public company.

Implementing any appropriate changes to our internal controls may distract our officers and employees, entail substantial costs to modify our existing processes, and take significant time to complete. These changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and harm our business. In addition, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements on a timely basis may harm our stock price and make it more difficult for us to effectively market and sell any of our present or future product candidates that may receive regulatory approval.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon completion of this offering, we will become subject to certain reporting requirements of the Exchange Act. Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Exchange Act is accumulated and communicated to management, recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements or insufficient disclosures due to error or fraud may occur and not be detected.

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We may issue additional equity securities, or engage in other transactions that could dilute our book value or relative rights of our common stock, which may adversely affect the market price of our common stock and warrants.

Our Board of Directors may determine from time to time that we need to raise additional capital by issuing additional shares of our common stock or other securities. Except as otherwise described in this prospectus, we will not be restricted from issuing additional shares of common stock, including securities that are convertible into or exchangeable for, or that represent the right to receive, shares of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any future offerings, or the prices at which such offerings may be affected. Additional equity offerings may dilute the holdings of existing shareholders or reduce the market price of our common stock and warrants, or both. Holders of our securities are not entitled to pre-emptive rights or other protections against dilution. New investors also may have rights, preferences and privileges that are senior to, and that adversely affect, then-current holders of our securities. Additionally, if we raise additional capital by making offerings of debt or preferred stock, upon our liquidation, holders of our debt securities and preferred stock, and lenders with respect to other borrowings, may receive distributions of its available assets before the holders of our common stock.

Beginning 90 days after the issuance date and thereafter during the term of the Series B Warrants, the warrant holders have the right to exercise the Series B Warrants on a cashless basis under certain circumstances. We have the right to satisfy this obligation in cash if we have the cash to do so. If our common stock price declines below the offering price between 90 days and one year after this offering, the number of shares of our common stock issuable upon such cashless exercise of Series B Warrants will increase. If the price of our common stock were to fall to $1.00 per share, the minimum share price necessary for continued listing on the NASDAQ Capital Market, at any time for more than 90 days, and less than one year after this offering, and holders of the Series B Warrants were to exercise the warrants on a cashless basis, they could have issued to them up to _____ shares of common stock as a result of these further cashless exercises, and as satisfied through the issuance of additional shares of our common stock, the issuance of those shares would be dilutive to our stockholders.

Speculative Nature of Warrants.

The warrants offered in this offering do not confer any rights of common stock ownership on their holders, such as voting rights or the right to receive dividends, but rather merely represent the right to acquire shares of our common stock at a fixed price for a limited period of time. Specifically, commencing on the date of issuance, holders of the Series A Warrants may exercise their right to acquire the common stock and pay an exercise price of $____ per share ( 110% of the public offering price of our common stock and warrants in this offering), prior to five years from the date of issuance, after which date any unexercised warrants will expire and have no further value, and holders of the Series B Warrants may exercise their right to acquire the common stock and pay an exercise price of $____ per share (100% of the public offering price of our common stock and warrants in this offering), prior to one year from the date of issuance, after which date any unexercised warrants will expire and have no further value. Moreover, following this offering, the market value of the warrants is uncertain and there can be no assurance that the market value of the warrants will equal or exceed their public offering price. There can be no assurance that the market price of the common stock will ever equal or exceed the exercise price of the warrants, and consequently, whether it will ever be profitable for holders of the warrants to exercise the warrants.

The market price of our common stock is likely to be volatile, which could result in substantial losses for purchasers of our common stock in this offering or could subject us to litigation.

The trading prices of the securities of technology companies have been highly volatile. Accordingly, the market price of our common stock has been and is likely to continue to be subject to wide fluctuations. Factors affecting the market price of our common stock include:

•	variations in our operating results, earnings per share, cash flows from operating activities, deferred revenue, and other financial metrics and non-financial metrics, and how those results compare to analyst expectations;

•	forward looking guidance to industry and financial analysts related to future revenue and earnings per share;

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•	the net increases in the number of customers and paying subscriptions, either independently or as compared with published expectations of industry, financial or other analysts that cover our company;

•	changes in the estimates of our operating results or changes in recommendations by securities analysts that elect to follow our common stock;

•	announcements of technological innovations, new services or service enhancements, strategic alliances or significant agreements by us or by our competitors;

•	announcements by us or by our competitors of mergers or other strategic acquisitions, or rumors of such transactions involving us or our competitors;

•	announcements of customer additions and customer cancellations or delays in customer purchases;

•	recruitment or departure of key personnel;

•	disruptions in our service due to computer hardware, software or network problems;

•	the economy as a whole, market conditions in our industry, and the industries of our customers; and

•	trading activity by a limited number of stockholders who together beneficially own a majority of our outstanding common stock.

In addition, if the market for technology stocks or the stock market in general experiences uneven investor confidence, the market price of our common stock could decline for reasons unrelated to our business, operating results or financial condition. The market price of our common stock might also decline in reaction to events that affect other companies within, or outside, our industry even if these events do not directly affect us. As a result of this volatility, you may not be able to sell your common stock at or above the initial public offering price. Some companies that have experienced volatility in the trading price of their stock have been the subject of securities class action litigation. If we are to become the subject of such litigation, it could result in substantial costs and a diversion of management’s attention and resources.

An active trading market for our common stock may not develop, and you may not be able to resell your shares at or above the initial public offering price.

Prior to this offering, there has been no public market for shares of our common stock. Although we have applied to list on The NASDAQ Capital Market, an active trading market for our common stock may never develop or be sustained following this offering. The initial public offering price of our common stock was determined through negotiations between us and the underwriters. This initial public offering price may not be indicative of the market price of our common stock after this offering. In the absence of an active trading market for our common stock, investors may not be able to sell their common stock at or above the initial public offering price or at the time that they would like to sell.

There is no established trading market for our shares; further, our shares will be subject to potential delisting if we do not maintain the listing requirements of the NASDAQ Capital Market.

This offering constitutes our initial public offering of our shares. No public market for these shares currently exists. We have applied to list the shares of our common stock on the NASDAQ Capital Market, or NASDAQ (and will also list our warrants if such application is accepted). An approval of our listing application by NASDAQ will be subject to, among other things, our fulfilling all of the listing requirements of NASDAQ. Even if these shares are listed on NASDAQ, there can be no assurance that an active trading market for these securities will develop or be sustained after this offering is completed. The initial offering price has been determined by negotiations among the lead underwriter and us. Among the factors considered in determining the initial offering price were our future prospects and the prospects of our industry in general, our revenue, net income and certain other financial and operating information in recent periods, and the financial ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. However, there can be no assurance that following this offering our shares of common stock will trade at a price equal to or greater than the offering price.

In addition, NASDAQ has rules for continued listing, including, without limitation, minimum market capitalization and other requirements. Failure to maintain our listing, or de-listing from NASDAQ, would make it more difficult for shareholders to dispose of our common stock and more difficult to obtain accurate price quotations on our common stock. This could have an adverse effect on the price of our common stock. Our ability to issue additional securities for financing or other purposes, or otherwise to arrange for any financing we may need in the future, may also be materially and adversely affected if our common stock is not traded on a national securities exchange.

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Our ability to have our common stock and warrants traded on the NASDAQ is subject to us meeting applicable listing criteria.

We will apply to list our common stock and warrants on NASDAQ, a national securities exchange. The NASDAQ requires companies desiring to list their common stock to meet certain listing criteria including total number of shareholders: minimum stock price, total value of public float, and in some cases total shareholders’ equity and market capitalization. Our failure to meet such applicable listing criteria could prevent us from listing our common stock on NASDAQ. In the event we are unable to have our shares traded on NASDAQ, our common stock could potentially trade on the OTCQX or the OTCQB, each of which is generally considered less liquid and more volatile than the NASDAQ. Our failure to have our shares traded on NASDAQ could make it more difficult for you to trade our shares, could prevent our common stock trading on a frequent and liquid basis and could result in the value of our common stock being less than it would be if we were able to list our shares on NASDAQ.

Unless our shares of common stock are approved for listing on NASDAQ, our common stock will be subject to the “penny stock” rules of the SEC and the trading market in our securities is limited, which makes transactions in our stock cumbersome and may reduce the value of an investment in our stock.

The SEC has adopted Rule 15g-9 which establishes the definition of a “penny stock,” for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

•	that a broker or dealer approve a person’s account for transactions in penny stocks; and

•	the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person’s account for transactions in penny stocks, the broker or dealer must:

•	obtain financial information and investment experience objectives of the person; and

•	make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which:

•	sets forth the basis on which the broker or dealer made the suitability determination; and

•	affirms that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the “penny stock” rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Shareholders should be aware that, according to SEC Release No. 34-29093, the market for “penny stocks” has suffered in recent years from patterns of fraud and abuse. Such patterns include (1) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (2) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (3) boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (4) excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and (5) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities. Unless our shares of common stock are approved for listing on NASDAQ, the occurrence of these patterns or practices could increase the future volatility of our share price.

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If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our stock, the price of our stock could decline.

The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We may never obtain research coverage by industry or financial analysts. If no or few analysts commence coverage of us, the trading price of our stock would likely decrease. Even if we do obtain analyst coverage, if one or more of the analysts covering our business downgrade their evaluations of our stock, the price of our stock could decline. If one or more of these analysts cease to cover our stock, we could lose visibility in the market for our stock, which in turn could cause our stock price to decline.

If securities or industry analysts adversely change their recommendations regarding our common stock or if our operating results do not meet their expectations, our stock price could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover our company downgrades our common stock or if our operating results do not meet their expectations, our stock price could decline.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

You will suffer immediate and substantial dilution in the net tangible book value of the common stock you purchase in this offering. Based on the initial public offering price of $_____ per share, purchasers of common stock in this offering will experience immediate dilution of $_____ per share in net tangible book value of the common stock. In addition, investors purchasing common stock in this offering will contribute _____% of the total amount invested by stockholders since inception but will only own _____% of the shares of common stock outstanding. In the past, we issued options and other securities to acquire common stock at prices significantly below the initial public offering price. To the extent these outstanding securities are ultimately exercised, investors purchasing common stock in this offering will sustain further dilution. See the section of this prospectus titled “Dilution” for a more detailed description of the dilution to new investors in the offering.

Raising additional capital may cause dilution to our stockholders, including purchasers of common stock in this offering, restrict our operations or require us to relinquish rights to our technologies or current or future product candidates.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of private and public equity offerings, debt financings, collaborations, strategic alliances and marketing, distribution or licensing arrangements. To the extent that we raise additional capital through the sale of common stock or securities convertible or exchangeable into common stock, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that materially adversely affect your rights as a common stockholder. Debt financing, if available, would increase our fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise funds through additional collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our intellectual property, future revenue streams, research programs or current or future product candidates or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, scale back or discontinue the development and commercialization of one or more of our product candidates, delay our pursuit of potential in-licenses or acquisitions or grant rights to develop and market current or future product candidates that we would otherwise prefer to develop and market ourselves.

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The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our securities including our common stock.

We, all of our directors and executive officers, and certain of our other significant stockholders have entered or will enter into lock-up agreements pursuant to which we and they will be subject to certain restrictions with respect to the sale or other disposition of our common stock for a period of 180 days following the date of this prospectus. The underwriters, at any time and without notice, may release all or any portion of the common stock subject to the foregoing lock-up agreements. See “Underwriting” for more information on these agreements. If the restrictions under the lock-up agreements are waived, then the common stock, subject to compliance with the Securities Act or exceptions therefrom, will be available for sale into the public markets, which could cause the market price of our common stock to decline and impair our ability to raise capital. Sales of a substantial number of shares upon expiration of the lock-up and market stand-off agreements, the perception that such sales may occur, or early release of these agreements, could cause our market price to fall or make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

Anti-takeover effects of certain provisions of Delaware state law hinder a potential takeover of our company.

We are subject to statutory "anti-takeover" provisions under Delaware law; the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 of the Delaware General Corporate Law, or DGCL, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These antitakeover provisions and other provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by the then-current board of directors and could also delay or impede a merger, tender offer or proxy contest involving our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing or cause us to take other corporate actions you desire. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

Certain provisions of our bylaws are intended to strengthen the position of our board of directors in the event of a hostile takeover attempt. These provisions have the effect of providing our board of directors with the sole power to fill vacancies on our board of directors and providing that stockholders may only call a special meeting by the request, in writing, of stockholders owning individually or together ten percent or more of the entire capital stock of the corporation issued and outstanding and entitled to vote.

Therefore, the provisions of the control share acquisition act do not apply to acquisitions of our shares and will not until such time as these requirements have been met. At such time as they may apply to us, the provisions of the control share acquisition act may discourage companies or persons interested in acquiring a significant interest in or control of us, regardless of whether such acquisition may be in the interest of our stockholders.

We may include provisions in our articles of incorporation that may discourage a third party from making a proposal to acquire us, even if some of our shareholders might consider the proposal to be in their best interests. For example, we may amend our articles of incorporation to authorize our board of directors to issue one or more classes or series of preferred stock that could discourage or delay a tender offer or change in control. In addition, we may enter into a shareholder rights plan, commonly known as a "poison pill," that may delay or prevent a change of control.

Provisions in our Charter and Delaware law may have the effect of discouraging lawsuits against our directors and officers.

The Charter requires, unless we consent in writing to the selection of an alternative forum, that (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee to us or our stockholders, (iii) any action asserting a claim against us, our directors, officers or employees arising pursuant to any provision of the DGCL or the Charter or our bylaws, or (iv) any action asserting a claim against us, our directors, officers or employees governed by the internal affairs doctrine may be brought only in the Court of Chancery in the State of Delaware, except any claim (A) as to which the Court of Chancery of the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, (C) for which the Court of Chancery does not have subject matter jurisdiction, or (D) any action arising under the Securities Act, as to which the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction. If an action is brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, a court may determine that this provision is unenforceable, and to the extent it is enforceable, the provision may have the effect of discouraging lawsuits against our directors and officers, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.

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Notwithstanding the foregoing, the Charter provides that the exclusive forum provision will not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Future sales or other issuances of our common stock could depress the market for our common stock.

Sales of a substantial number of shares of our common stock, or the perception by the market that those sales could occur, whether through this offering or other offerings of our securities, could cause the market price of our common stock to decline or could make it more difficult for us to raise funds through the sale of equity in the future.

We have broad discretion to use the net proceeds from this offering and our investment of these proceeds pending any such use may not yield a favorable return.

Because we have not designated the amount of net proceeds from this offering to be used for any particular purpose, other than the repayment of debt, our management will have broad discretion as to the application of the remaining net proceeds from this offering, as described below in “Use of Proceeds,” and could use them for purposes other than those contemplated at the time of the offering. Our management may use the remaining net proceeds for corporate purposes that may not improve our financial condition or market value of our common stock.

We are an emerging growth company and a smaller reporting company, and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies and smaller reporting companies will make our common stock less attractive to investors.

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act, or JOBS Act, enacted in April 2012. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements, and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years following the year in which we complete this offering, although circumstances could cause us to lose that status earlier. We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which requires the market value of our common stock that is held by non-affiliates to exceed $700 million as of the prior June 30th, and (ii) the date on which we have issued more than $1 billion in non-convertible debt during the prior three-year period.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to not “opt out” of this exemption from complying with new or revised accounting standards and, therefore, we will adopt new or revised accounting standards at the time private companies adopt the new or revised accounting standard and will do so until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company.

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Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company,” which would allow us to continue to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

After the completion of this offering, we may be at an increased risk of securities class action litigation.

Historically, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because we are a smaller company, and smaller companies tend to experience greater volatility in the price of their securities. If we were to be sued, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Such forward-looking statements include those that express plans, anticipation, intent, contingency, goals, targets or future development and/or otherwise are not statements of historical fact. These forward-looking statements are based on our current expectations and projections about future events and they are subject to risks and uncertainties known and unknown that could cause actual results and developments to differ materially from those expressed or implied in such statements.

In some cases, you can identify forward-looking statements by terminology, such as “expects,” “anticipates,” “intends,” “estimates,” “plans,” “believes,” “seeks,” “may,” “should,” “could” or the negative of such terms or other similar expressions. Accordingly, these statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this prospectus.

You should read this prospectus (as it may be supplemented or amended) and the documents that we reference herein and therein and have filed as exhibits to the registration statement, of which this prospectus is part, completely and with the understanding that our actual future results may be materially different from what we expect. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Because the risk factors referred to above, as well as the risk factors referred to on page ] of this prospectus, could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of the information presented in this prospectus, and particularly our forward-looking statements, by these cautionary statements.

Except to the extent required by applicable laws or rules, we undertake no obligation to publicly update or revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained above and throughout this prospectus and in the documents incorporated by reference in this prospectus. We qualify all of our forward-looking statements by these cautionary statements.

IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS, POTENTIAL INVESTORS SHOULD KEEP IN MIND THAT THERE MAY BE OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

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USE OF PROCEEDS

We estimate that the net proceeds from the sale of the _____ Class A Units will be approximately $_____ million, or approximately $_____ million if the underwriter exercises in full its option to purchase additional Class A Unit, based on an assumed public offering price of $_____ per Class A Unit, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. This estimate excludes the proceeds, if any, from the exercise of common warrants in this offering. If all of the Series A warrants sold in this offering were to be exercised in cash at an assumed exercise price of $_____ per share, we would receive additional net proceeds of approximately $_____ million. We cannot predict when, or if, these Series A warrants will be exercised. It is possible that these Series A warrants may expire and may never be exercised. Each $1.00 increase (decrease) in the assumed public offering price of $_____ per Class A Unit would increase (decrease) the net proceeds to us from this offering by approximately $_____ million, or approximately $_____ million if the underwriter exercises its over-allotment option in full, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remain the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to use the net proceeds from this offering, together with our existing cash to repay certain indebtedness to a related party as described below, and the remaining amounts for product launch, general corporate purposes, including working capital, business development, sales and marketing activities and capital expenditures.

We currently have outstanding a promissory note to a corporation controlled by one of our stockholder’s and board member. The note is in an aggregate principal amount of $2,500,000 and bear interest at the rate of 5.0% per year. The note matures on the earlier of June 30, 2021 or the occurrence of certain events, including the closing of this offering. As of _____, 2020, the amount outstanding on this note was $_____. See “Certain Relationships and Related Party Transactions.” The note is secured by a pledge of all our intellectual property.

The expected use of net proceeds of this offering represents our current intentions based upon our present plan and business conditions. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering. The amounts and timing of our actual use of net proceeds will vary depending on numerous factors. As a result, management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds of this offering. After repaying the indebtedness, we will expect to have remaining proceeds of $ _____, or $_____ if the underwriters exercise their over-allotment in full.

Pending the use of the net proceeds of this offering, we intend to invest the net proceeds in short-term investment-grade, interest-bearing securities.

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DIVIDEND POLICY

We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business, and therefore do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors and will depend on, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects and other factors our board of directors may deem relevant. Investors should not purchase our common stock with the expectation of receiving cash dividends.

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CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2020:

•	on an actual basis; and

•	on an as-adjusted basis to reflect (i) the issuance and sale by us of Class A Units in this offering at the assumed public offering price of $_____ per Class A Unit, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and the receipt by us of the proceeds of such sale, (ii) the application of the proceeds to repay the related party loan and (iii) the conversion of our Series Seed Preferred Stock into _____ shares of common stock.

You should read this information together with the sections titled “Selected Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2020
	Actual	As Adjusted
	(unaudited)	(unaudited)
Cash and cash equivalents	$57,726	$
Long-term debt, net	$ [•]	$ ___----__
Stockholders’ equity:
Preferred stock, $ 0.0001 par value; 2,500,000 shares authorized (actual), 2,500,000 shares issued and outstanding actual; none issued and outstanding (as adjusted)	2,500,000
Common stock, $0.0001 par value; 15,000,000 shares authorized, 2,525,000 shares issued and outstanding (actual); issued and outstanding (as adjusted)	252
Additional paid-in capital	25,000
Accumulated surplus (deficit)	(792,682)
Total shareholders’ equity	1,732,570
Total capitalization	[•]
	$1,790,296	$

The number of shares of common stock to be outstanding after this offering is based on shares of common stock outstanding at October____ , 2020, and excludes the following:

•	_____ shares of common stock issuable upon exercise of our outstanding stock options at a weighted average exercise price of $____ per share;

•	_____ _____ shares of common stock issuable upon exercise of the underwriter’s option to purchase additional Class A Units to cover over-allotments;

•	_____ shares of common stock issuable upon exercise of the Series A Warrants at a price of $_____ per share;

•	_____ shares of common stock issuable upon exercise of the Series B Warrants at a price of $_____ per share;

•	_____ shares of common stock issuable upon exercise of the representative’s warrants at a price of $_____ per share;

Unless otherwise indicated, all information in this prospectus reflects or assumes:

•	a _____ stock split to be effected at the time of effectiveness of the registration statement of which this prospectus is a part on _____, 2021.

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DILUTION

If you invest in our Class A Units in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

As of September 30, 2020, our historical net tangible book value (deficit) was $(5.28) million, or $(2.09) per share of our common stock. Net tangible book value (deficit) per share represents our total tangible assets (total assets less intangible assets) less total liabilities and convertible preferred stock, divided by the total number of our outstanding shares of common stock as of September 30, 2020.

Our net tangible book value as of September 30, 2020 was approximately ($2.78) million, or $(1.10) per share of pro forma common stock. Net tangible book value (deficit) per share represents the amount of our total tangible assets (total assets less intangible assets) less total liabilities, divided by the total number of outstanding shares of our common stock as of September 30, 2020.

After giving effect to the sale and issuance of shares of Class A Units in this offering, at the assumed initial public offering price of $_____ per Class A Unit, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of September 30, 2020 would have been approximately $_____ million, or $_____ per share of our common stock. This represents an immediate increase in pro forma net tangible book value of approximately $_____ per share to our existing stockholders and an immediate dilution of $____ per share to new investors.

Dilution per share to investors participating in this offering is determined by subtracting as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by investors participating in this offering. The following table illustrates this dilution (without giving effect to any exercise by the underwriters of their option to purchase additional shares):

Assumed initial public offering price per share
Historical net tangible book value per share as of September 30, 2020
Increase in net tangible book value per share attributable to investors participating in this offering
As adjusted net tangible book value per share immediately after this offering
Dilution in pro forma as adjusted net tangible book value per share to new investors participating in this offering

The dilution information discussed above is illustrative and will change based on the actual initial public offering price and other terms of this offering determined at pricing. If the underwriters exercise their option to purchase additional units in full, our as adjusted net tangible book value per share after this offering would be approximately $_____ per share, and the dilution in as adjusted net tangible book value per share to new investors participating in this offering would be $_____ per share.

A $1.00 increase (decrease) in the assumed initial public offering price of $_____ per Class A Unit, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the as adjusted net tangible book value by $_____ per share and the dilution to investors participating in this offering by $_____ per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated expenses payable by us.

Similarly, each increase (decrease) of one million Class A Units in the number of Class A Units offered by us in this offering would increase (decrease) the as adjusted net tangible book value by $_____ per share and the dilution to investors participating in this offering by $_____ per share, assuming the assumed initial public offering price of $_____ per Class A Unit, the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated expenses payable by us.

The following table summarizes, on an as adjusted basis as of September 30, 2020, the differences between the number of shares of common stock purchased from us, the total cash consideration and the average price per share paid to us by existing stockholders and by new investors purchasing units in this offering at the assumed initial public offering price of $ per unit, the midpoint of the price range set forth on the cover of this prospectus before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. As the table shows, new investors purchasing shares of common stock in this offering will pay an average price per share substantially higher than our existing investors paid.

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	SHARES PURCHASED		TOTAL CONSIDERATION		AVERAGE PRICE PER
	NUMBER	PERCENT	AMOUNT	PERCENT	SHARE
Existing stockholders		100%	$	100%	$0.01

New investors participating in this offering
Total		100%	$	100%

If the underwriters exercise their option to purchase additional Class A Units in full, the number of shares of common stock held by existing stockholders will be reduced to _____% of the total number of shares of common stock to be outstanding after this offering, and the number of shares of common stock held by investors participating in this offering will be further increased to % of the total number of shares of common stock to be outstanding after this offering.

The number of shares of common stock to be outstanding after this offering is based on _____ shares of common stock outstanding at October ____, 2020, and excludes the following:

•	_____ shares of common stock issuable upon exercise of our outstanding stock options at a weighted average exercise price of $____ per share;

•	_____ shares of common stock issuable upon exercise of the underwriter’s option to purchase additional Class A Units to cover over-allotments;

•	_____ shares of common stock issuable upon exercise of the Series A Warrants at a price of $_____ per share;

•	_____ shares of common stock issuable upon exercise of the Series B Warrants at a price of $_____ per share;

•	_____ shares of common stock issuable upon exercise of the representative’s warrants at a price of $_____ per share;

Unless otherwise indicated, all information in this prospectus reflects or assumes:

•	the issuance of _____ shares of our common stock upon conversion of our outstanding Series Seed Preferred Stock;

•	a _____ stock split to be effected at the time of effectiveness of the registration statement of which this prospectus is a part on _____, 2021; and

•	the filing of our amended and restated certificate of incorporation, which will become effective immediately prior to the closing of this offering, and the effectiveness of our amended and restated bylaws, which will become effective upon the effectiveness of the registration statement of which this prospectus is a part.

To the extent that outstanding options are exercised or shares are issued under our equity incentive plans, you will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities may result in further dilution to our stockholders.

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MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Our common stock is not quoted on any market, and never has been.

As of November _____, 2020, we had 4 shareholders of record of our common stock.

We will apply for the listing of our common stock on The NASDAQ Capital Market under the symbol “ALF.” In conjunction therewith, we also have applied to have the warrants listed on The NASDAQ Capital Market under the symbol “ALFW” and Class A Units under the symbol “ALFU.” No assurance can be given that such application will be approved or that a trading market will develop.

We are not aware of any withholding requirements for U.S. holders or of any treaties which would affect our common stock.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations for the years ended December 31, 2019 and December 31, 2018, as well as for the nine months ended September 30, 2020 and 2019, and should be read together with the “Selected Financial Information” section of this prospectus and our consolidated financial statements and the related notes appearing at the end of this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks, uncertainties and assumptions. You should read the “Special Note Regarding Forward-Looking Statements” and “Risk Factors” sections of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We provide solutions that bring transparency and accountability to the digital out of home, or “DOOH,” advertising marketplace. Alfi uses artificial intelligence and big data analytics to measure and predict human response. Our computer vision technology is powered by proprietary artificial intelligence, to determine the age, gender, ethnicity, geolocation and emotion of someone in front of an Alfi-enabled device, such as a tablet or kiosk. Alfi can then deliver in real-time, the advertisements to that particular viewer based on the viewer’s demographic and psychographic profile. Alfi delivers the right content, to the right person at the right time in a responsible and ethical manner. By delivering advertisements a viewer wants, we deliver our advertising customers the viewers they want and the result is higher click through rates, or CTRs and higher CPM, cost per thousand, rates.

Alfi has created an enterprise grade, multimedia computer vision and machine learning platform, generating powerful advertising recommendations and insights. Multiple technologies work together in Alfi with viewer privacy and reporting objectives as our two goals. Alfi uses a facial fingerprinting process to make demographic determinations. As such, Alfi makes no attempt to identify the individual in front of the screen. Brand owners don’t need to know your name and invade your privacy to gain a deeper understanding of the consumers who view their content. By providing age, gender, ethnicity and geolocation information, brand owners have all of the data they need for meaningful interaction. The artificial intelligence and machine learning components of Alfi also gather retina tracking data, keyword recognition and voice intonation without compromising the privacy of the end-user. From an analytics perspective, these data points give meaningful reporting instead of arbitrary calculations of ad engagement.

Alfi solves the problem of providing real time, accurate and rich reporting on customer demographics, usage, interactivity and engagement while never storing any personal identifiable information. No viewer is ever required, or requested by us, to enter any information about themselves on any Alfi-enabled device. Alfi was designed to be fully compliant with all privacy regulations. Alfi is fully compliant with the General Data Protection Regulation, in Europe, California Consumer Privacy Act, and the Health Insurance Portability and Accountability Act.

Our initial focus is to place our Alfi-enabled devices in rideshares and airports. According to Harvard Business School study published in February 2018, Americans are estimated to have spent more than 37 billion hours waiting. Alfi has been beta testing Alfi-enabled devices in these locations to determine market receptivity to smart screens. From our testing, Alfi has been able to achieve CTRs, of between 6% and 9%, but believes it could achieve CTRs exceeding 15% as Alfi-enabled devices are deployed more widely. By comparison, according to Acquiso in 2018, the average CTR for a display banner ad was less than 1%.

We anticipate generating revenue from our Alfi-enabled devices in December 2020. Currently, we intend to charge customers solely based on a CPM, or ads delivered, model. As we continue to prove Alfi in the market, we expect to charge customers based on a combination of CPM and CTR, and that we will generate higher CPM rates than typical DOOH advertising platforms because we will only deliver ads to the customer’s desired demographic. In addition, we will provide the aggregated data to the brands, on a subscription basis, so they can make more informed advertising decisions.

Limited Operating History

There is no historical financial information about us upon which to base an evaluation of our performance. We are in start-up stage operations and we expect to begin to generate revenues from our products and services in December 2020. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources and possible cost overruns due to price and cost increases in services and products.

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Critical Accounting Policies and Significant Accounting Estimates

Our management’s discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements as well as the reported expenses during the reporting periods. The accounting estimates that require our most significant, difficult, and subjective judgments have an impact on revenue recognition, the determination of share-based compensation, and financial instruments. We evaluate our estimates and judgments on an ongoing basis. Actual results may differ materially from these estimates under different assumptions or conditions.

Income taxes. We intend to account for income taxes under ASC 740 “Income Taxes” which codified SFAS 109, “Accounting for Income Taxes” and FIN 48 “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109.” under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under ASC 740, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the enactment occurs. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the company will not realize tax assets through future operations.

Use of estimates. The preparation of financial statements in accordance with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include, assumptions used in the fair value of equity instruments, the valuation allowance against deferred tax assets, and the estimates of fair value of warrant liabilities.

Off-balance sheet arrangements. We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Revenues. We have not generated any revenues to date. We expect to generate revenue primarily through three methods: (i) by directly selling advertising on our Alfi-enabled devices on either or both of a CPM or CTR basis, (ii) by licensing Alfi to other DOOH advertisers on a monthly subscription basis and (iii) by selling the data collected by Alfi to advertisers on a subscription or project basis.

Direct Expenses. Direct Expenses reflects all costs associated with revenue generation including consultants, specifically identifiable direct contract costs (both reimbursable and non-reimbursable), operations labor and other direct expenses including operations benefits and bonuses.

General & Administrative Expenses. General & administrative expenses represent corporate and other general overhead expenses, including general occupancy, administrative expenses, depreciation and amortization.

Interest Income (Expense). Interest income consists of fees earned from investing and financing activities. Interest (expense) consists of contractual interest expense on outstanding debt obligations, amortization of deferred financing costs and other related financing expenses.

Other Income (Expense). Other income or (expense) reflects non-recurring and extraordinary non-operating expenses, cost associated with discontinued operations and gains or losses, including the costs and related accumulated depreciation recapture, resulting from the disposal of an asset, upon the sale or retirement of such asset.

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Nine Months Ended September 30, 2020 Compared With Nine Months Ended September 30, 2019

The following table presents the results of operations for the nine months ended September 30, 2020 and 2019:

	September 30, 2020	September 30, 2019
Revenues	-0-	-0-
Cost of sales	331,110	-0-
Operating expenses	622,406	11,482
Other income (expense)	96,285	46,606
Net income (loss) before provision for income taxes	(857,231)	35,124
Provision for income taxes	-0-	-0-
Net income (loss) after provision for income taxes	(857,231)	35,124

Revenues. For the nine months ended September 30, 2020 and September 30, 2019 we had no net revenues. We were engaged in operational use of our Alfi-enabled tablets by customers, but had not yet begun charging advertisers for delivering advertisements.

Cost of Sales. For the nine months ended September 30, 2020 cost of sales increased by $331,110, or 100%, to $331,110 from $0 for the nine months ended September 30, 2019. The increase was primarily due to an increase in tablet inventory consumption and direct product costs.

Operating Expenses. For the nine months ended September 30, 2020 operating expenses increased by $610,924, or 5,320%, to $622,406 from $11,482 for the nine months ended September 30, 2019. The increase was primarily due to general and administrative costs and stock-based compensation expenses incurred in fiscal year 2020 not present in fiscal year 2019.

Other Income (expense). For the nine months ended September 30, 2020 other income (expense) decreased by $49,679, or 50.7%, to $96,285 from $46,606 for the nine months ended September 30, 2019. The decrease was primarily due to an increase in VAT tax refund and other income tax credits realized in fiscal year 2020.

Year Ended December 31, 2019 Compared With Year Ended December 31, 2018

The following table presents the results of operations for the years ended December 31, 2019 and 2018:

	December 31, 2019	December 31, 2018
Revenues	-0-	-0-
Operating expenses	22,166	2,186
Other income (expense)	88,901	-0-
Net income (loss) before provision for income taxes	66,735	(2,186)
Provision for income taxes	-0-	-0-
Net income (loss) after provision for income taxes	66,735	(2,186)

Revenues. For the years ended December 31, 2019 and December 31, 2018 we had no net revenues. We were engaged in beta testing of our Alfi-enabled tablets, and had not yet begun charging advertisers for delivering advertisement.

Operating Expenses. For the year ended December 31, 2019 operating expenses increased by $19,980, or 1,013%, to $22,166 from $2,186 for the year ended December 31, 2018. The increase was primarily due to an increase in depreciation expense on capital equipment purchased.

Other Income (expense). For the year ended December 31, 2019 other income increased by $88,901 from $0 for the year ended December 31, 2018. The increase was primarily due to a VAT tax refund received in 2019, but not present in 2018.

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Liquidity and Capital Resources

To date, we have financed our operations primarily through cash proceeds from the private placements of preferred equity and debt securities.

We currently have outstanding a promissory note to a corporation controlled by one of our stockholder’s and board member. The note is in an aggregate principal amount of $2,500,000 and bears interest at the rate of 5.0% per year. The note matures on the earlier of June 30, 2021 or the occurrence of certain events, including the closing of this offering. As of _____, 2020, the amount outstanding on this note was $_____. We will repay this note with the proceeds of this offering.

Our operating needs include the planned costs to operate our business, including amounts required to fund working capital and capital expenditures. Our future capital requirements and the adequacy of our available funds will depend on many factors, including our ability to successfully commercialize our products and services, competing technological and market developments, and the need to enter into collaborations with other companies or acquire other companies or technologies to enhance or complement our product and service offerings.

We believe that the proceeds of this offering, after the repayment of our indebtedness, will be sufficient to fund our operations for approximately _____ months.

Summary of Cash Flows for the Nine Months Ended September 30, 2020 and 2019

Our sources of cash flows were as follows:

Cash Flows From Operating Activities

We experienced positive (negative) cash flows from operating activities for the nine months ended September 30, 2020 and for the nine months ended September 30, 2019 in the amounts of ($132,381) and $5,128, respectively. The net cash used in operating activities for the nine months ended September 30, 2020 was primarily a result of cash used to purchase tablet device inventory. The net cash provided by operating activities for the nine months ended September 30, 2019 was primarily a result of cash provided from an increase in accounts payable between periods.

Cash Flows From Investing Activities

Net cash used in investing activities for the nine months ended September 30, 2020 was ($1,823,500), which was primarily attributable to costs to complete capital project. Net cash used in investing activities for the nine months ended September 30, 2019 was ($1,520,451), which was primarily attributable to costs to complete capital project.

Cash Flows From Financing Activities

We experienced positive cash flows from financing activities for the nine months ended September 30, 2020 in the amount of $1,974,717 primarily related to issuance of proceeds from a related party note payable. For the nine months ended September 30, 2019 we experienced positive cash flows from financing activities in the amount of $1,350,000 primarily related to issuance of proceeds from preferred stock and proceeds from a related party note payable.

Summary of Cash Flows for the Year Ended December 31, 2019 Compared With Year Ended December 31, 2018

Cash Flows From Operating Activities

We experiences positive (negative) cash flows from operating activities for the year ended December 31, 2019 and for the year ended December 31, 2018 in the amounts of $206,758 and $(89,186), respectively. The net cash used in operating activities for the year ended December 31, 2019 was primarily a result of cash provided by a decrease in prepaid assets. The net cash used in operating activities for the year ended December 31, 2018 was primarily a result of cash used to purchase prepaid assets.

Cash Flows From Investing Activities

Net cash used in investing activities for the year ended December 31, 2019 was ($2,217,294), which was primarily attributable to costs to complete capital project. Net cash used in investing activities for the year ended December 31, 2018 was ($1,120,728), which was primarily attributable to costs to complete capital project.

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Cash Flows From Financing Activities

We experienced positive cash flows from financing activities for the year ended December 31, 2019 in the amount of $1,759,090 primarily related to issuance of proceeds from sale of preferred stock and related party note payable. For the year ended December 31, 2018 we experienced positive cash flows from financing activities in the amount of $1,500,250 primarily related to issuance of preferred stock.

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BUSINESS

Overview

We provide solutions that bring transparency and accountability to the digital out of home, or “DOOH,” advertising marketplace. Alfi uses artificial intelligence and big data analytics to measure and predict human response. Our computer vision technology is powered by proprietary artificial intelligence, to determine the age, gender, ethnicity, geolocation and emotion of someone in front of an Alfi-enabled device, such as a tablet or kiosk. Alfi can then deliver in real-time, the advertisements to that particular viewer based on the viewer’s demographic and psychographic profile. Alfi delivers the right content, to the right person at the right time in a responsible and ethical manner. By delivering advertisements a viewer wants, we deliver our advertising customers the viewers they want and the result is higher click through rates, or CTRs and higher CPM, cost per thousand, rates.

Alfi solves the problems facing advertisers in the DOOH marketplace, as its proprietary technology is able to determine that when an advertisement was displayed, there was someone in front of the screen, as well as the basic demographic and psychographic characteristics of the viewer, such as age, gender, ethnicity and mood. Our computer vision technology allows Alfi to determine how a viewer interacted with the advertisement, and their emotion in seeing the advertisement, even if the viewer did not actually click through to the advertiser’s website for additional information. Our data rich reporting functionality informs the advertiser that someone viewed their ad, how many people viewed the ad, as well as each viewer’s reaction to the ad. Alfi gives large and small business access to data-driven insights by expanding advertising capabilities, analytical sophistication and delivering it all seamlessly over multiple devices. For instance, if a clothing brand wants to advertise to a 25 year old female, when our artificial intelligence detects a person who fits that demographic, the advertisement will be served in real-time to the appropriate target viewer. Alfi continues to learn and improve by refining the advertisements seen by viewers with each successive interaction on any Alfi-enabled device. The more data it processes, the better the accuracy and predictive value Alfi achieves.

Alfi has created an enterprise grade, multimedia computer vision and machine learning platform, generating powerful advertising recommendations and insights. Multiple technologies work together in Alfi with viewer privacy and reporting objectives as our two goals. Alfi uses a facial fingerprinting process to make demographic determinations. As such, Alfi makes no attempt to identify the individual in front of the screen. Brand owners don’t need to know your name and invade your privacy to gain a deeper understanding of the consumers who view their content. By providing age, gender, ethnicity and geolocation information, brand owners have all of the data they need for meaningful interaction. The artificial intelligence and machine learning components of Alfi also gather retina tracking data, keyword recognition and voice intonation without compromising the privacy of the end-user. From an analytics perspective, these data points give meaningful reporting instead of arbitrary calculations of ad engagement.

Alfi solves the problem of providing real time, accurate and rich reporting on customer demographics, usage, interactivity and engagement while never storing any personal identifiable information. No viewer is ever required, or requested by us, to enter any information about themselves on any Alfi-enabled device. Alfi was designed to be fully compliant with all privacy regulations. Alfi is fully compliant with the General Data Protection Regulation, in Europe, California Consumer Privacy Act, and the Health Insurance Portability and Accountability Act.

Our initial focus is to place our Alfi-enabled devices in rideshares and airports. According to Harvard Business School study published in February 2018, Americans are estimated to have spent more than 37 billion hours waiting. Alfi has been beta testing Alfi-enabled devices in these locations to determine market receptivity to smart screens. From our testing, Alfi has been able to achieve CTRs, of between 6% and 9%, but believes it could achieve CTRs exceeding 15% as Alfi-enabled devices are deployed more widely. By comparison, according to Acquiso in 2018, the average CTR for a display banner ad was less than 1%.

We anticipate generating revenue from our Alfi-enabled devices in December 2020. Currently, we intend to charge customers solely based on a CPM, or ads delivered, model. As we continue to prove Alfi in the market, we expect to charge customers based on a combination of CPM and CTR, and that we will generate higher CPM rates than typical DOOH advertising platforms because we will only deliver ads to the customer’s desired demographic. In addition, we will provide the aggregated data to the brands so they can make more informed advertising decisions.

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Advertising Industry Background

According to eMarketer, the DOOH and digital internet marketplace was a $373 billion market in 2019. OpenPR estimates that global outdoor advertising is projected to grow to $55.32 billion in 2025, a compound annual growth rate of 4.75%. In other markets, customers have become accustomed to real time digital engagement by advertisers. However, in the DOOH marketplace advertisers could not effectively meet their customers desires, and did not know how to reach them efficiently.

In online advertising, the most common way for advertisers to learn more about their customer was through the use of “cookies”. The tracking cookie, built into nearly every website and digital advertising medium was designed to provide a way to capture personal data about customers and their behaviors. Depending on the sophistication and the data solicited, and advertiser could learn a lot about its potential customers. The data derived has been used in targeting and retargeting ads, behavioral marketing tactics and display advertising strategies. Cookies are the reason the ads you see as you look at websites on your phone, tablet or computer seem targeted to you.

The data cookies gather was intrusive, and people have come to distrust cookies. Smart technologies and apps have been developed to allow consumers to block cookies and many have done so. This has forced advertisers to look for new ways to track consumer behavior without invading a consumer’s privacy. In addition, even when fully deployed, cookies have limited capabilities in terms of the reach they have in predicting human behavior so they were not as useful as advertisers would like.

While cookies have limited utility in the digital advertising market, they have no utility in the DOOH marketplace. A cookie may track a user of a device, such as a tablet or kiosk, but if that device is shared by multiple people, the marketer learns nothing about the behavior of any individual customer or group of customers. In fact, it may get completely contradictory data as people of different ages, genders or ethnicity use the device. Generally, in the DOOH advertising market, the best an advertiser would get is the location of their ad and a general breakdown of the people that were in that area over time, such as a mall or an airport, but would not get any information on who might have actually seen their ad, for how long or the breakdown of the people in the area when the ad was displayed. This means that a great deal of their advertising budget was wasted reaching the wrong person or nobody at all. In addition, the digital advertising market experiences extensive fraud, with both Forrester Research and Juniper Research forecasting that advertisers in 2019 lost $42 billion due to fraud. Digital advertising fraud occurs when an ad is displayed on either a fake website or to a ‘bot’ in an effort to inflate web traffic numbers, rather than on a legitimate web site viewed by a human being.

Data is important to advertisers. Advertisers recognize that they need to make their decisions based on more comprehensive and accurate data to improve the efficiency of their advertising dollars. Currently, advertisers cannot get that data because it does not exist . According to studies published by Ascend2 and Research Partners in 2018, the most important data-driven marketing objectives cited by marketing professionals included:

•	Basing more decisions on data analysis (51%)

•	Integrating data across platforms (43%)

•	Enriching data quality and completeness (37%)

•	Attributing sales revenue to marketing (33%)

•	Segmenting target markets (34%)

According to a survey by Forbes, 88% of marketers, use data obtained by third parties to enhance their understanding of each customer. In the same study, 66% of marketing data is used to better focus on targeting offers, messages and content. By providing better and deeper data, and delivering advertisements to the desired demographic, Alfi solves both problems facing advertisers in the DOOH and digital advertising marketplace without invading the privacy of the person viewing the ad.

Our Strategy

Alfi solves the problems facing advertisers in the DOOH marketplace, as its proprietary technology is able to determine that when an advertisement was displayed, there was someone in front of the screen, as well as the basic demographic and psychographic characteristics of the viewer, such as age, gender, ethnicity and mood. Our computer vision technology allows Alfi to determine how a viewer interacted with the advertisement, and their emotion in seeing the advertisement, even if the viewer did not actually click through to the advertiser’s website for additional information. Our data rich reporting functionality informs the advertiser that someone viewed their ad, how many people viewed the ad, as well as each viewer’s reaction to the ad. This is the data advertisers need to make informal decisions. In addition to providing a new type of data to the DOOH marketplace, by telling advertisers who their ads were viewed by, they know their ad dollars were not wasted, bringing accountability and transparency to the DOOH marketplace.

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The main elements of our growth strategy are:

•	Increase distribution to increase revenue. We began delivering our Alfi-enabled tablets and kiosks in November 2020. As we place more devices in areas where people wait, we will deliver more ads and derive more revenues.

•	Continue technological innovation. The enhancements we continue to make to Alfi will allow us to improve the viewer experience and to deliver better data to our advertiser-customers, while we remain focused on protecting viewer privacy.

•	Diversify revenue streams. As Alfi gathers more data, we intend to sell that data to advertisers that do not use the Alfi platform, which will attract additional advertisers as well as generating additional advertising revenue. In addition, we intend to enter into joint venture agreements with store-based brands to provide Ali-enabled devices in their stores to enhance their customer’s experience.

•	License Alfi to other DOOH platform providers. Alfi is a robust, hosted software platform that we intend to make it available on a software as a service, or SaaS basis to other DOOH advertising providers.

•	Pursue potential acquisitions. We will look to acquire additional technologies that will improve Alfi or companies that allow us to increase our market penetration with strategic “launch pads” that have legacy infrastructure incapable of being as intelligent and interactive as Alfi or offer additional products or services to our customers.

Our Products and Services

Alfi can be installed on any internet enabled device that contains a camera. We have a patented tablet specifically designed for Alfi that enables a user to charge their cell phone or other devices while they use our tablet. Each group of tablets comes with a specially designed charging station that holds multiple of our tablets. The tablets are available for free where people find themselves waiting. While we plan on eventually making our tablets available in a variety of locations such as hotels, hospitals, transport hubs, restaurants and museums, we have initially targeted airports and taxis and rideshares as our first two points of distribution. Our tablets, as part of the data we collect, use geolocation so we are able to track and disable our tablets should a user attempt to steal one of our tablets. The COVID-19 pandemic caused us to delay our roll-out of our devices as we had to reengineer our tablets for touchless screens. We had 10,000 of our patented tablets in inventory and will begin rolling them out in December 2020.

Similarly, we have designed kiosks, similar to those users are accustomed to in airports and malls. We have begun distributing these kiosks as well, and are developing methods for reconfiguring existing kiosks to contain our camera and internet accessibility.

Both our patented tablet and our Alfi-enabled kiosks contain our computer vision technology powered by proprietary artificial intelligence that determines the age, gender, ethnicity, geolocation and emotion of someone in front of an Alfi-enabled device. Alfi can then deliver in real-time, the advertisements to that particular viewer based on the viewer’s demographic and psychographic profile. Our computer vision technology allows Alfi to determine how a viewer interacted with the advertisement, and their emotion in seeing the advertisement, even if the viewer did not actually click through to the advertiser’s website for additional information. Alfi delivers the right content, to the right person at the right time in a responsible and ethical manner.

Alfi gives large and small business access to data-driven insights by expanding advertising capabilities, analytical sophistication and delivering it all seamlessly over multiple devices. For instance, if a clothing brand wants to advertise to a 25 year old female, when our AI detects a person who fits that demographic, the advertisement will be served. Alfi does this in real-time, delivering the right content to the right person. Alfi continues to learn and improve by refining the advertisements seen by viewers with each successive interaction on any Alfi-enabled device. The more data it processes, the better the accuracy and predictive value Alfi achieves.

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Alfi is an enterprise grade, multimedia state-of-the-art computer vision and machine learning platform, generating powerful advertising recommendations and insights. Multiple technologies work together in Alfi with viewer privacy and reporting objectives as our two goals. Alfi uses a facial fingerprinting process to make demographic determinations. As such, Alfi makes no attempt to identify the individual in front of the screen. Brand owners don’t need to know your name and invade your privacy to gain a deeper understanding of the consumers who view their content. By providing age, gender, ethnicity and geolocation information, brand owners have all of the data they need for meaningful interaction. The artificial intelligence and machine learning components of Alfi also gather retina tracking data, keyword recognition and voice intonation without compromising the privacy of the end-user. From an analytics perspective, these data points give meaningful reporting instead of arbitrary calculations of ad engagement

Marketing Strategy

We use channel partners to distribute and maintain our Alfi-enabled tablets and kiosks in a variety of locations including but not limited to airports, taxi and rideshares, hotels, hospitals, transport hubs, restaurants, and museums. We anticipate entering into revenue sharing agreements with the entities that provide distribution and maintenance of our tablets.

We sell advertising content for Alfi through a variety of methods. We believe we offer advertisers a true value proposition because they will know that their ad is being viewed by someone in their targeted demographic, when and where they viewed it and their reaction to it. We believe this will allow us to charge premium CPM rates compared with other DOOH or digital advertising platforms as well as realizing additional revenue by charging for CTRs.

We also intend to license Alfi to other DOOH providers on a subscription basis. In addition to the subscription license fees, we will capture additional data that will both improve the accuracy of Alfi, but give us more detailed demographic information that we will be able to make available to advertisers. We believe there are other uses for Alfi outside of advertising, and we will also license Alfi for other uses.

In addition to advertising and license revenue, we will provide aggregated data to advertisers on a subscription of one time basis, as they desire, to track a particular campaign or to provide them better information on their customer preferences. For instance, we will know whether an ad that the advertiser believes is targeting the 20-29 age demographic is generating a better response in a totally different age demographic. This will allow advertisers to better target their advertisements and purchase their advertising spots more specifically than is currently possible. This will make them more efficient, and allow them to increase their reach while spending less. We can reduce waste and fraud in the advertising market.

Our Technology

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We used a combination of proprietary software on open source tools to develop Alfi. All of our software is cloud-based so Alfi is able to deliver advertisements in real-time across multiple devices anywhere in the world. Our ability to geolocate our devices allows us to deliver both highly localized advertisements, such as a local restaurant for someone heading into that neighborhood in a rideshare, as well as global advertisements for the biggest brands in the world.

Lenovo is currently the manufacturer of our patented Alfi-enabled tablets.

Our Intellectual Property

Patent and Trademarks

We believe that our intellectual property rights are important to our business. We rely on a combination of patents, trademarks, service marks, copyrights, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary technology and other intellectual property. We have registered, and applied for the registration of, U.S. and international trademarks, service marks, domain names and copyrights. We have been granted one patent, on our Alfi-enabled tablet, and also filed patent applications in the U.S. and foreign countries covering both our tablet and certain other aspects of our technology.

Trademarks

Effective on January 31, 2020, the Company’s, predecessor, Lectrefy, Inc, assigned three primary Marks to ALFI, Inc. which are as follows:

(i)	Company logo

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(ii)	Company Tag Line

and (iii) the Company Logo with the Company Tag Line

The current status trademark summary of the Company’s Marks as of 05-31-2020, are as follows.

On July 9, 2020, the U.S. Patent and Trademark Office (“PTO”) in response to the Company’s application for a stylized depiction of the letter A (Classes 9 and 42) assigned the serial number 90044989 (see Mark below).

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Foreign Trademark Filings: Owned by Lectrefy Inc.

Patent Enforcement Litigation

As of September 30, 2020, we were not involved in any active patent enforcement litigation.

Privacy Regulation and Compliance

Multiple technologies work together in Alfi with viewer privacy and reporting objectives as our two goals. Alfi uses a facial fingerprinting process to make demographic determinations. As such, Alfi makes no attempt to identify the individual in front of the screen. However, Alfi does recognize you so that if you reappear in front of another Alfi-enabled device in the future, it will remember your prior choices and preferences. Brand owners don’t need to know your name and invade your privacy to gain a deeper understanding of the consumers who view their content. By providing age, gender, ethnicity and geolocation information, brand owners have all of the data they need for meaningful interaction. The artificial intelligence and machine learning components of Alfi also gather retina tracking data, keyword recognition and voice intonation without compromising the privacy of the end-user. From an analytics perspective, these data points give meaningful reporting instead of arbitrary calculations of ad engagement.

Alfi solves the problem of providing real time, accurate and rich reporting on customer demographics, usage, interactivity and engagement while never storing any personal identifiable information. No viewer is ever required, or requested by us, to enter any information about themselves on any Alfi-enabled device. Alfi was designed to be fully compliant with all privacy regulations. Alfi is fully compliant with the General Data Protection Regulation, or GDPR, in Europe, California Consumer Privacy Act, and the Health Insurance Portability and Accountability Act.

The GDPR is a comprehensive data privacy law intended to protect fundamental rights and freedoms of natural persons related to their personal data. The GDPR applies to the processing of personal data wholly or partly by automated means and to the processing other than by automated means of personal data which form part of a filing system or are intended to form part of a filing system. Personal data is defined as any information relating to an identified or identifiable natural person data subject; an identifiable natural person is one who can be identified, directly or indirectly, in particular by reference to an identifier such as a name, an identification number, location data, an online identifier or to one or more factors specific to the physical, physiological, genetic, mental, economic, cultural or social identity of that natural person. The legal requirements of the GDPR, however, do not apply if the personal data is not processed. ALFI was specifically designed to comply with the most stringent privacy standard of the GDPR. All of ALFI’s capture data systems anonymize incoming data, making the system incapable of identifying a specific person or processing any of their personal data.

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ALFI’s data analysis and storage systems prevent violations and hacking through a complex system of protections and maintain privacy compliance as follows:

•	ALFI’s data systems convert a camera’s image of a; taxi passenger’s face, into an anonymous vector map for analysis.

•	ALFI does transmit images of the passengers’ faces or connect it to any personally identifying information.

•	The ALFI matrix of conversions from camera image to the anonymous vector map occurs securely within the systems internal artificial intelligence network.

•	ALFI stores information regarding the anonymous vector maps as aggregated data entries in a large, compounding database that is secured by technical and organizational measures to ensure a high level of security.

•	Additionally, all database entries in the compounding database do not correspond to a single person, and instead represent cumulative characteristics of people aggregated together.

•	ALFI’s data in the systems cannot be de-aggregated or reverse engineered from that aggregated group back to an individual level, due to block-chain based security measures.

•	ALFI’s doesn’t collect or store any personal data, such as names, email addresses, or phone numbers within its systems.

We continually monitor evolving privacy standards to make sure Alfi is compliant with the most stringent standards that could apply to our data.

Competition

The digital video advertising market is intensely competitive, with many companies providing competing solutions. We will compete with Google (YouTube and DoubleClick), The Trade Desk and Facebook as well as many ad exchanges, demand-side platforms for advertisers and ad networks. We also face competition from direct response (search-based) advertisers who seek to target brands. Many of our competitors are significantly larger than we are and have more capital to invest in their businesses. Our competitors may establish or strengthen cooperative relationships with advertisers, or other parties, which limit our ability to promote our solutions and generate revenue. For example, advertiser customers that adopt demand-side advertiser platforms disrupt our direct customer relationship with those customers. Competitors could also seek to gain market share by reducing the prices they charge to publishers or advertisers, introducing products and solutions that are similar to ours or introducing new technology tools for advertisers and digital media properties. Moreover, increased competition for video advertising inventory from digital media properties could result in an increase in the portion of advertiser revenue that we must pay to digital media property owners to acquire that advertising inventory.

Some large advertising agencies that represent advertising customers have their own relationships with digital media properties and can directly connect advertisers with digital media properties. Our business will suffer to the extent that our advertisers and digital media properties purchase and sell advertising inventory directly from one another or through other companies that act as intermediaries between advertisers and digital media properties. Other companies that offer analytics, mediation, ad exchange or other third-party solutions have or may become intermediaries between advertisers and digital media properties and thereby compete with us. Any of these developments would make it more difficult for us to sell our solutions and could result in increased pricing pressure, reduced profit margins, increased sales and marketing expenses or the loss of market share.

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Our Team

We are a development stage company and currently have approximately ten employees and consultants,             of whom are technical developers of Alfi and               are sales and marketing focused. We have been able to locate and engage highly qualified employees as needed and do not expect our growth efforts to be constrained by a lack of qualified personnel. We consider our relations with our employees and consultants to be good.

Our Offices

Our principal executive offices are located at 429 Lenox Avenue, Suite 547 Miami Beach, Florida, 33139 U.S.A. and our research and development facilities are located at 5th Floor, City Exchange Building 11-13 Gloucester Street Belfast, BT14GB. We lease both of these locations under operating leases, and our rent expense totaled approximately $100,000 in 2019.

We believe our current premises are sufficient for our needs at this time.

Legal

We are not currently a party to any legal proceedings.

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MANAGEMENT

Our directors and officers currently serving our company is as follows:

Executive Officers	Age	Position
Paul Antonio Pereira	59	President, CEO and Chairman
Dennis McIntosh	65	Chief Financial Officer
John M. Cook, II	51	Chief Business Development Officer, Secretary, Treasurer and Director
Charles Raglan Pereira	30	Chief Technology Officer
Non-Employee Directors
Jim Lee	61	Director
Justin Elkouri	38	Director
Allison Ficken (1)(2)(3)	60	Director
Frank Smith (1)(2)(3)	54	Director
Richard Mowser (1)(2)(3)	62	Director

(1) Member of the Audit Committee

(2) Member of the Compensation Committee

(3) Member of the Nominating and Corporate Governance Committee

Executive Officers

Paul Pereira, DBA. Dr. Paul Antonio Pereira has served as our Chairman, President and Chief Executive Officer since April 2018. Dr. Pereira has over 30 years’ experience in technology, telecommunications, transportation, manufacturing and biotechnology. Dr. Pereira has led successful business initiatives across the United States and overseas, including founding the first ISP in the Caribbean leading to the deregulation of the Cable and Wireless 40-year-old telecom monopoly and simultaneously opening up the markets for major call centers in multiple Caribbean islands. Dr. Pereira led the turnaround and restructuring for the Palestinian Telecommunication Company (PALTEL) and also served as a founding director of Vtel, a multibillion telecommunications company based in Dubai and Amman Jordan, and successfully lead multiple acquisitions in the MENA region.

From 2010 through March 2016, Dr. Pereira was the Chief Executive Officer at Alton Consulting Group, where he reengineered multiple firms to a renewable and sustainable transition for the new Bio Economy. From August 2013 to November 2015, Dr. Pereira also served as the Chief Executive Officer and Executive Chairman of MHG (Danimer Scientific) where he spearheaded a turnaround from bankruptcy to a $250 million buyout offer in two years. From July 2016 to July 2017, Dr. Pereira served as Chief Executive Officer of Uniwell Labs where he developed and directed strategy for Chapter 11 reorganization with a successful exit six months later. Dr. Pereira has also served as a professor from September 2014 teaching the graduate level business courses at ISEG Business and Finance school in Paris, France.

Dr. Pereira graduated with an Ontario Scholarship in 1978 from Ridley College and studied Chemistry at McGill University in Canada (Sept 1978 to June 1981), and further studied Mechanical Engineering at Texas Agricultural and Mechanical University in the United States in 1984. Dr. Pereira earned a Doctorate of Business Administration (DBA) in August 2014 from the International School of Management Paris and St. John's University, New York.

We believe Dr. Pereira’s vast and varied business experience qualifies him to serve on our Board of Directors.

Dennis McIntosh, MBA/CPA, Mr. McIntosh has served as our Chief Financial Officer since October 2020. Mr. McIntosh has years of experience in both private and public companies in a various range of industry groups. Mr. McIntosh has led multiple start-up companies through successful sales of the companies and has led the due diligence on 25+ acquisitions/divestures representing $1.9 billion in investor funds and is proficient in accounting, finance, and treasury and cash forecasting (designed/implemented several companywide multi-national cash forecasting processes). In the investment management industry, Mr. McIntosh directed the conversion of $700 million in home loans into a public traded portfolio, thus reducing the portfolio risk and achieving the targeted asset to liabilities match and serves as a board of director member on several companies.

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Since 2019, Mr. McIntosh has served as the managing partner at Prosperity Partners Consultancy, LLC where he advises companies on a range of growth strategies, including preparing companies for sale or acquisition integration. From 2015 to 2019, Mr. McIntosh served as a partner at B2B CFO Partners, LLC where he also served clients by solving capital issues. From 2014 to 2015, Mr. McIntosh served as the Chief Financial Officer of Success Academy Charter Schools Inc. where he instituted a variety of financial infrastructure, provided financial guidance, and served on the executive team which resulted in launch of 39 new schools, increasing revenue from $80 million to $300 million and students from 6,000 to 15,000.

Mr. McIntosh earned his Bachelor of Art degree with honors from Andrews University in 1977. Mr. McIntosh earned his Masters in Business Administration from the University of Connecticut in 1981. Mr. McIntosh, in addition to being a CPA, is certified in International Financial Reporting Standards (IFRS), Not for Profit accounting (NFP), and is a Chartered Global Management Accountant (CGMA).

John M. Cook, II, Mr. Cook has served as our Chief Business Development Officer since October 2020. Prior to that, Mr. Cook served as our Chief Financial Officer from April 2018 until October 2020. Mr. Cook is a Wall Street veteran with over 24 years of experience and expertise in Investment Banking, Capital Markets, and Commercial banking both domestic and abroad.

From July 2005 to March 2018 Mr. Cook served as Senior Portfolio Manager for a Private Family Office with a primary investment focus on U.S. Capital Markets. Prior to that, Mr. Cook served as an Investment Banker and Financial Consultant gaining vast experience in the Investment Banking and Capital Markets space with respect to publicly traded companies and his keen understanding of the financial markets.

Mr. Cook attended Five Towns College.

On September 3, 2002, the SEC Admin Release 34-466447, issued a release in reference to Mr. Cook. On December 12, 2001, the Commission filed a complaint in the United States District Court for the Southern District of Florida Case No. 01-7874 (S.D. Fla.), alleging, among other things, that Mr. Cook violated the registration, antifraud, and broker-dealer registration provisions of the federal securities laws by selling unregistered securities and by offering and selling the securities in exchange for sales commissions without the knowledge or approval of the registered broker-dealers which he was associated with and by continuing to offer and sell the securities when he was no longer associated with the registered broker-dealer. On March 27, 2002, a final judgment permanently enjoined Mr. Cook from violating sections 5(a), 5(c), and 17(a) of the Securities Act of 1933 and Sections 10(b) and 15(a) of the Exchange Act and Rule 10b-5 thereunder. Mr. Cook consented to the entry of the Final Judgment without admitting or denying the allegations contained in the Commission’s report.

Mr. Cook will be resigning from the Board of Directors effective upon completion of this offering.

Charles Raglan Pereira, Mr. Pereira has served as our Chief Technology Officer since April 2018. Mr. Pereira oversees multiple engineering and coding resources for the Company, including our Belfast office team. Mr. Pereira initiated the design, development and launch of Alfi’s machine learning and deep learning models. Mr. Pereira has also worked with MIT’s laboratory of manufacturing productivity for the purpose of implementation of an innovative enterprise resource planning software, utilizing RFID in a garment manufacturing process.

Mr. Pereira earned his Bachelor of Science in Business Administration in 2016 from the University of Miami. Charles attended Udacity University from January 2017 to August 2017 and completed a Nano Degree in Artificial Intelligence specializing in computer vision.

Directors

Justin Elkouri, is an experienced industry executive who brings a wide range of knowledge and expertise to businesses across several platforms and industry sectors.

Mr. Elkouri has served as the Chief Legal Officer for David Murfin and Murfin, Inc. in Wichita, Kansas since 2013. At Murfin, Inc., Mr. Elkouri has led various business transactions around the world—including transactions related to the following: Lee Aerospace in Wichita, Kansas, Air Capital Flight Line’s acquisition and re-development of the legacy Boeing Facility, operating the first Pizza Hut franchisees in Lusaka, Zambia and Kampala, Uganda, the construction and management of Mushandi berry farm in Zimbabwe, and the development of Wichita State University's Innovation Campus.

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Mr. Elkouri also serves on the boards of Executive Airshare, LLC and Air Capital Filtration, LLC. Mr. Elkouris also serves on the boards of several charitable, educational and not-for-profit groups, including the Sedgwick County Zoo Foundation.

Mr. Elkouri received his Bachelor of Science in Business Administration from the University of Kansas in 2005. Mr. Elkouri received his Juris Doctorate from the University of Kansas School of Law in 2008, and his Masters of Law in Taxation from New York University in 2009.

Mr. Elkouri will be resigning from the Board of Directors effective upon completion of this offering.

Jim Lee, is a Wall Street veteran with more than 25 years of experience in all aspects of the banking and finance industry spectrum. Mr. Lee has been the founder, President and Chief Executive Officer of Lee Aerospace, Inc., a transparency manufacturer for the aerospace industry since 1987. Mr. Lee has diversified Lee Aerospace to include the manufacturing of full-fuselage builds, and complex composite parts, details, and assemblies. In addition, Lee Aerospace has expanded its position in the market through strategic investments and partnerships both inside and outside the aviation industry.

With a passion for aviation at an early age, Mr. Lee graduated from Spartan School of Aeronautics in 1979. In addition, as a multi-engine instrument pilot, he has accumulated over 5,000 hours.

We believe Mr. Lee’s experience growing and running a company qualifies him to serve on our Board of Directors.

Allison Ficken, is a partner at the law firm of Dovin Ficken LLC. Ms. Ficken practices primarily in the areas of commercial arbitration, securities litigation/arbitration, and business litigation.

Ms. Ficken earned her Bachelor of Science from Wake Forest University in 1981 with honors. Ms. Ficken earned her Juris Doctor, with honors, from the University of Georgia School of Law in 1981.

We believe Ms. Ficken’s knowledge of securities laws and business experience qualifies her to serve on our Board of Directors.

Frank Smith, is an attorney and runs his own law firm FMS Lawyer PL. Mr. Smith’s areas of practice include civil, administrative, and criminal litigation, as well as legal services related to contracts, corporate governance, compliance, insurance, employment and human resources issues, real estate, financing, mergers and acquisitions and the creation and protection of intellectual property. With over 27 years of legal experience, Mr. Smith has served as an attorney in Florida where he has helped clients resolve multi-year intra-family corporate governance disputes, successfully win millions of dollars for clients in breach of contract disputes, as well as general corporate counseling for his clients.

Mr. Smith earned his Bachelor of Arts from Franklin and Marshall College in 1988. Mr. Smith earned his Juris Doctor from Hofstra University School of Law in 1993.

We believe Mr. Smith’s experience in providing a broad range of legal services to businesses qualifies him to serve on our Board of Directors.

Richard Mowser, serves as our Audit Committee expert. Mr. Mowser is an experienced industry expert with over 30 years’ experience in the hospitality profession. Since May 2018, Mr. Mowser has served as a food and beverage consultant at Crown Point Beach Resort where he restructured and rebranded the restaurant resulting in increased revenue by 400% with second year improvement up 25% year on year. From May 2012 to May 2018, Mr. Mowser served as the Chief Executive Officer of Queen’s Park Cricket Club where he developed and executed a strategic business plan resulting in increased revenues of $17 million from 2012 to 2013 to $25 million in 2015 to 2016.

Mr. Mowser earned his undergraduate degree from Greshams School UK in 1977. Mr. Mowser is also an AAT level 1, graduating from London School of Accountancy in 1979 and served as an auditor with Deloitte and Touche for several years.

We believe that Mr. Mowser’s financial expertise qualifies him to serve on our Board of Directors.

Significant Employees and Consultants

Dr. Lorenzo Trojan, has worked with us since November 2019 as Machine Learning Lead Engineer and, since May 2020 he serves as our Director of Software Engineering.

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From June 2017 to October 2019 Dr. Trojan worked as Lead Artificial Intelligence Engineer at Axial3D, an exciting Belfast grown startup focused on delivering bespoke anatomical 3D printing services to the medical sector, where he shaped and drove forward the development efforts within the Machine Learning, Data Science and Cloud engineering. From April 2015 to May 2017 Dr Trojan worked as Senior Machine Learning Software Developer at Mintel, a global marketing intelligence company based in London. Dr Trojan was the second key hire for an ambitious project to streamline the large company operation by employing Machine Learning, Computer Vision and NLP techniques. From August 2013 to April 2015 Dr. Trojan worked as Lead Instrument Scientist at RoBAT, where he drove the redesign and implementation of the company lead products onboard instrumentation systems.

Dr. Trojan earned his Bachelor of Science in Physics in 2005 and a PhD in Plasma Physics and Nuclear Fusion in 2010 both from the University of Manchester.

Peter McCrystal, has worked at Alfi since October 2018 as Lead Machine Learning Engineer focusing on deep learning and computer vision through facial analytics and voice analytics. Mr. McCrystal leads the Machine Learning initiative for us and has built cutting edge Deep Learning models in facial recognition and age/gender estimation as well as utilizing General Adversarial networks for Style Transfer.

From June 2016 to November 2018 Mr. McCrystal worked at Prudential Financial focusing his work on the Data Science/Machine Learning field in life insurance. During this time, he built predictive models in customer retention/segmentation, underwriting risk models, lapsation models and fraud detection. Mr. McCrystal was part of the team that won DatSci Data Science Multinational Company of the Year 2016.

Mr. McCrystal earned his degree at Queen’s University Belfast in 2016 where he graduated with a First Class Honors Master of Science Degree in Mathematics and Statistics.

Ryan Kavanagh, Ph.D., has worked as a data scientist and senior backend engineer for us since October 2018, joining shortly after finishing his PhD program.

From September 2015 to September 2017 Dr. Kavanagh held a student teaching position within the QUB School of Physics, teaching both python programming and mathematics to students of all levels alongside his PhD studies. During this time Dr. Kavanagh also leveraged massively parallel computing to aid the UK Nuclear industry using machine learning as well as the Python and C programming languages to determine the properties of radioactive materials.

Dr. Kavanagh earned his MSci in chemistry in 2015 and his PhD in Physics in September 2018, both from Queens University Belfast.

Composition of Our Board of Directors

Paul Pereira serves as our Chief Executive Officer, President and Chairman. The roles of Chief Executive Officer, President and Chairman of our board of directors are currently performed by the same person because we do not have a policy regarding the separation of these roles, as our board of directors believes that it is in the best interests of the Company and our stockholders to make that determination from time to time based upon the position and direction of the Company and the membership of our board of directors.

Our board of directors has determined that our leadership structure is appropriate for the Company and our stockholders as it helps to ensure that the board of directors and management act with a common purpose and provides a single, clear chain of command to execute our strategic initiatives and business plans. In addition, our board of directors believes that a combined role of Chief Executive Officer, President and Chairman is better positioned to act as a bridge between management and our board of directors, facilitating the regular flow of information. Our board of directors also believes that it is advantageous to have a Chairman with an extensive history with and knowledge of our technology and industry (as is the case with our Chief Executive Officer and President, Paul Pereira).

Director Independence

Applicable NASDAQ rules require a majority of a listed company’s board of directors to be comprised of independent directors within one (1) year of listing. In addition, NASDAQ rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent, and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act.

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Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his background, employment and affiliations, our board of directors has determined that three of our five directors or director nominees are independent, and do not have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the listing standards of NASDAQ. In making such determination, our board of directors considered the relationships that each such non-employee director has with us and all other facts and circumstances that our board of directors deemed relevant in determining his or her independence, including the beneficial ownership of our capital stock by each non-employee director.

Committees of Our Board of Directors

Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee. The compensation committee and nominating and corporate governance committee will begin service on January 1, 2021, or such earlier date as this offering be complete. The composition and responsibilities of each committee of our board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Although each committee is directly responsible for evaluating certain enumerated risks and overseeing the management of such risks, the entire board of directors is generally responsible for and is regularly informed through committee reports about such risks and any corresponding remediation efforts designed to mitigate such risks. This enables the board of directors and its committees to coordinate the risk oversight role.

Audit Committee

The members of our audit committee are Ms. Ficken, Mr. Smith and Mr. Mowser who chairs the audit committee. The audit committee’s main function is to oversee our accounting and financial reporting processes, internal systems of control, independent registered public accounting firm relationships and the audits of our financial statements. The committee’s responsibilities include, among other things:

•	approve and retain the independent auditors to conduct the annual audit of our financial statements;

•	approve and retain the independent auditors to conduct the annual audit of our financial statements:

•	a review the proposed scope and results of the audit;

•	Review accounting and financial controls with the independent auditors and our financial and accounting staff;

•	Review and approve transactions between us and our director, officer and affiliates;

•	Recognize and prevent prohibited non-audit services; and

•	Establish procedures for complaints received by us regarding accounting matters; and oversee internal audit functions, if any.

All audit and non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee.

The audit committee operates under a written charter that will satisfy the applicable standards of the SEC and NASDAQ and which will be available on our website prior to the completion of this offering at www.getAlfi.com.

Compensation Committee

The members of our compensation committee are Mr. Smith, Mr. Mowser and Ms. Ficken who chairs the compensation committee. The primary purpose of our compensation committee is to discharge the responsibilities of our board of directors in overseeing our compensation policies, plans and programs and to review and determine the compensation to be paid to our executive officers, directors and other senior management, as appropriate. Specific responsibilities of our compensation committee include, among other things:

•	review and determine the compensation arrangements for management;

•	establish and review general compensation policies with the objective to attract and retain superior talent, to reward individual performance and to achieve our financial goals;

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•	administer our stock incentive and purchase plans;

•	oversee the evaluation of the Board and management; and

•	review the independence of any compensation advisers engaged by the compensation committee.

Each member of our compensation committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended, or the “Code.”

With respect to director compensation, our compensation committee is responsible for reviewing the compensation paid to members of the board and recommending modifications to board compensation that the compensation committee determines are appropriate and advisable to the board for its approval from time to time. In this regard, the compensation committee may request that management report to the compensation committee periodically on the status of the board’s compensation in relation to other similarly situated companies. The compensation committee operates under a written charter that will satisfy the applicable standards of the SEC and NASDAQ and which will be available on our website prior to the completion of this offering at www.getALFI.com.

Nominating and Corporate Governance Committee

The members of our nominating committee are Ms. Ficken, Mr. Mowser and Mr. Smith who chairs the nominating committee. This committee’s responsibilities include, among other things:

•	identifying and evaluating candidates, including the nomination of incumbent directors for reelection and nominees recommended by stockholders, to serve on our board of directors;

•	considering and making recommendations to our board of directors regarding the composition and chairmanship of the committees of our board of directors;

•	developing and recommending to our board of director’s corporate governance principles, codes of conduct and compliance mechanisms; and

•	overseeing periodic evaluations of the board of directors’ performance, including committees of the board of directors.

When evaluating director candidates, the nominating and corporate governance committee may consider several factors, including relevant experience, independence, commitment, compatibility with the Chief Executive Officer and the board of directors’ culture, prominence and understanding of the Company’s business, as well as any other factors the corporate governance and nominating committee deems relevant at the time. The corporate governance and nominating committee makes a recommendation to the full board of directors as to any person it believes should be nominated by our board of directors, and our board of directors determines the nominees after considering the recommendation and report of the corporate governance and nominating committee.

Compensation Committee Interlocks and Insider Participation

In 2019 and 2020, we did not maintain a compensation committee. None of the members of our compensation committee is, or has at any time during the prior three years been, one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Corporate Governance

We are committed to having sound corporate governance principles, which are essential to running our business efficiently and maintaining our integrity in the marketplace. We understand that corporate governance practices change and evolve over time, and we seek to adopt and use practices that we believe will be of value to our stockholders and will positively aid in the governance of the Company. To that end, we regularly review our corporate governance policies and practices and compare them to the practices of other peer institutions and public companies. We will continue to monitor emerging developments in corporate governance and enhance our policies and procedures when required or when our board determines that it would benefit our Company and our stockholders.

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EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information concerning the compensation earned by our Named Executive Officers for the fiscal years ended December 31, 2019 and 2018.

Name and Principal Position	Year	Salary	Stock Awards (1)	Nonequity Incentive Plan Compensation (2)	All Other Compensation (3)	Total
Paul Antonio Pereira	2019	$168,000	$	$	$	$168,000
Chairman of the Board, President and Chief Executive Officer	2018	$168,000	$	$	$	$168,000
Dennis McIntosh	2019		$	$	$
Chief Financial Officer	2018		$	$	$
John M. Cook, II	2019	$168,000	$	$	$	$168,000
Chief Business Development Officer(4)	2018	$168,000	$	$	$	$168,000
Charles Raglan Pereira	2019	$144,000	$	$	$	$144,000
Chief Technology Officer	2018	$144,000	$	$	$	$144,000

(1)	There were no stock awards awarded in 2019 or 2018.
(2)	There were no bonuses awarded in 2019 or 2018.
(3)	None of our Named Executive Officers received compensation beyond salary in 2019 and 2018.
(4)	Mr. Cook served as our Chief Financial Officer until October 2020.

Employment Agreement

All of the executive management team have entered into consulting agreements with the Company to provide services as follows:

Dr. Paul Pereira our President, Chief Executive Officer and Chairman has contracted with the Company through Alton Consulting Group, LLC for compensation in the amount of $14,000 per month to perform his services as President, CEO and Chairman.

Mr. John Cook our Chief Business Development Officer has contracted with the Company though Barrington Capital Portfolio Management Inc., for compensation in the amount of $14,000 per month to perform his services as CFO.

Mr. Charles Raglan Pereira our Chief Technology Officer has contracted with the Company through CRP Food, LLC, a Florida limited liability company (“Consultant”) for compensation in the amount of $12,000 per month to perform his services as Chief Technology Officer of the Company.

Outstanding Equity Awards at Fiscal Year End

None of our Named Executive Officers had any unvested shares, unvested units, nor any unvested shares, units or rights under any equity compensation plan on the last day of our fiscal year ended December 31, 2019.

Director Compensation

No obligations with respect to compensation for non-employee directors have been accrued or paid for any periods presented in this prospectus.

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Going forward, our board of directors believes that attracting and retaining qualified non-employee directors will be critical to the future value growth and governance of our company. Our board of directors also believes that a significant portion of the total compensation package for our non-employee directors should be equity-based to align the interest of these directors with our stockholders. On the effective date of the offering, each of our director nominees will be granted options to purchase shares of common stock at a per share exercise price equal to the price of the shares of common stock in this offering. The options will vest over a three-year period of time.

Directors who are also our employees will not receive any additional compensation for their service on our board of directors.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than the compensation agreements and other arrangements described under “Executive Compensation” and “Director Compensation” in this prospectus and the transactions described below, since January 1, 2018, there has not been and there is not currently proposed, any transaction or series of similar transactions to which we were, or will be, a party in which the amount involved exceeded, or will exceed, the lesser of (i) $120,000 or (ii) one percent of the average of our total assets for the last two completed fiscal years, and in which any director, executive officer, holder of five percent or more of any class of our capital stock or any member of the immediate family of, or entities affiliated with, any of the foregoing persons, had, or will have, a direct or indirect material interest.

Lee Aerospace, Inc.

Note

We currently have outstanding promissory notes to Lee Aerospace, Inc., one of our stockholders and a corporation controlled by Jim Lee one of our board members. The notes are in an aggregate principal amount of $2,500,000 and bear interest at the rate of 5.0% per year. The notes mature on the earlier of June 30, 2021 or the occurrence of certain events, including the closing of this offering. As of _____, 2020, the amount outstanding on the notes was $_____. The notes are secured by a pledge of our intellectual property. We are repaying this note with the proceeds of this offering.

Inventory Purchase

In March 2020, Lee Aerospace acquired 7,600 Lenovo tablets on our behalf at a purchase price of $100 per tablet. Pursuant to our agreement with Lee Aerospace, we have the opportunity to acquire the tablets from them at a purchase price of $125 per tablet.

Indemnification Agreements

In connection with this offering, we intend to enter into new agreements to indemnify our directors and executive officers. These agreements will, among other things, require us to indemnify these individuals for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on behalf of our company or that person’s status as a member of our board of directors to the maximum extent allowed under Delaware law.

Policies for Approval of Related Party Transactions

Our board of directors reviews and approves transactions with directors, officers and holders of five percent or more of our voting securities and their affiliates, each a related party. Prior to this offering, the material facts as to the related party’s relationship or interest in the transaction are disclosed to our board of directors prior to their consideration of such transaction, and the transaction is not considered approved by our board of directors unless a majority of the directors who are not interested in the transaction approve the transaction. Further, when our stockholders are entitled to vote on a transaction with a related party, the material facts of the related party’s relationship or interest in the transaction are disclosed to the stockholders, who must approve the transaction in good faith.

In connection with this offering, we expect to adopt a written related party transactions policy that will provide that such transactions must be approved by our audit committee. This policy will become effective on the date on which the registration statement of which this prospectus is part is declared effective by the SEC. Pursuant to this policy, the audit committee has the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed the lesser of (i) $120,000 or (ii) one percent of the average of our total assets for the last two completed fiscal years, and in which a related person has or will have a direct or indirect material interest. For purposes of this policy, a related person will be defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year, and their immediate family members.

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PRINCIPAL STOCKHOLDERS

The following table sets forth certain information known to us regarding beneficial ownership of our common stock as of September 30, 2020 by:

•	each person or group of affiliated persons known by us to be the beneficial owner of more than five percent of our capital stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

The column entitled “Percentage of Shares Beneficially Owned—Before Offering” is calculated based on shares of common stock outstanding as of September 30, 2020, assuming the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of shares of our common stock upon the completion of this offering. The column entitled “Percentage of Shares Beneficially Owned—After Offering” is based on shares of our common stock to be outstanding after this offering, including the shares of our common stock that we are selling in this offering, but not including any additional shares issuable upon exercise of outstanding options.

We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities as well as any shares of common stock that the person has the right to acquire within 60 days of September 30, 2020 through the exercise of stock options or other rights. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

Other than our directors and named executive officers, no person has beneficial ownership of more than 5% of our common stock.

Except as otherwise noted below, the address for persons listed in the table is c/o the Company at 429 Lenox Avenue, Suite 547 Miami Beach, Florida, 33139.

	Number of Shares	Percentage of Outstanding Shares Beneficially Owned
Name	Beneficially Owned	Before Offering		After Offering
Directors, Director Nominees and Named Executive Officers
Paul Antonio Pereira			%		%
Dennis McIntosh
John M. Cook II
Charles Raglan Pereira
Jim Lee (1)
Justin Elkouri
Allison Ficken
Frank Smith
Richard Mowser
Other 5% Stockholders
Lee Aerospace, Inc. (1)
All officers and directors as a group (9 persons)			%		%

*	Less than 1%.
(1)	Shares of common stock consists of _____ shares of common stock issuable upon conversion of our Series Seed Preferred Stock. Mr. Lee is the founder, president and chairman of Lee Aerospace, Inc. Mr. Lee disclaims beneficial ownership of these shares.

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DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the closing of this offering. The descriptions of the common stock and preferred stock give effect to changes to our capital structure that will occur upon the completion of this offering. We refer in this section to our amended and restated certificate of incorporation as our certificate of incorporation, and we refer to our amended and restated bylaws as our bylaws.

General

Upon completion of this offering, our authorized capital stock will consist of _____ shares of common stock, par value $_____ per share, and _____ shares of preferred stock, par value $_____ per share, all of which shares of preferred stock will be undesignated. Our authorized capital stock currently consists of Twelve Million Five Hundred Thousand (12,500,000) shares of common stock, $0.0001 par value per share, and 2,500,000 shares of preferred stock, $0.0001 par value per share. All of the outstanding shares of Series Seed Preferred Stock will be converted into shares of Common Stock upon completion of this offering.

Securities Offered in this Offering

We are offering _____ Class A Units, each unit consisting of one share of our common stock and one Series A common warrant to purchase one share of our common stock and one Series B common warrant to purchase one share of our common stock. The share of common stock and accompanying common warrants included in each Class A Unit will be issued separately. Class A Units will not be issued or certificated. We are also registering the shares of common stock included in the Class A Units and the shares of common stock issuable from time to time upon exercise of the warrants included in the units offered hereby. The description of our common stock is set forth above in this section. The following summary of certain terms and provisions of the warrants offered hereby is not complete and is subject to, and qualified in its entirety by the provisions of the form of warrant, which is filed as an exhibit to the registration statement of which this prospectus is a part. Except as otherwise specified, the terms apply to both the Series A Warrants and the Series B Warrants. Prospective investors should carefully review the terms and provisions set forth in the form of warrant.

Exercisability. The warrants are exercisable at any time after their original issuance and at any time up to the date that is five years after their original issuance for the Series A Warrants and one year after their original issuance for the Series B Warrants. The warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and, at any time a registration statement registering the issuance of the shares of Common Stock underlying the warrants under the Securities Act is effective and available for the issuance of such shares, or an exemption from registration under the Securities Act is available for the issuance of such shares, by payment in full in immediately available funds for the number of shares of Common Stock purchased upon such exercise. If a registration statement registering the issuance of the shares of Common Stock underlying the warrants under the Securities Act is not effective or available and an exemption from registration under the Securities Act is not available for the issuance of such shares, the holder may, in its sole discretion, elect to exercise the warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of shares of Common Stock determined according to the formula set forth in the warrant. No fractional shares of Common Stock will be issued in connection with the exercise of a warrant. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price.

If, on any trading day after the three-month anniversary of the date of issuance of the Series B warrants, and ending on the 12-month anniversary of the date of issuance of the Series B warrants, the “market price” of a share of our common stock is less than $____.00 (as adjusted for stock splits, stock dividends, extraordinary dividend recapitalization, reorganization, mergers and consolidation), then the holders of the Series B warrants may exercise the Series B warrants in a cashless exercise. This cashless exercise would permit such Series B warrant holder to obtain a number of shares of our common stock equal to:

A* (B -C)/C

Where	A =	the number of warrants being exercised, and

	B =	Warrant strike price, and

	C=	The greater of 20% of the per Unit price in this offering, and the market price of a share of our common stock

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In the event that the number of shares for which Series B Warrants are exercisable exceeds the number of shares of common stock authorized for issuance under our certificate of incorporation, we will call a meeting of our stockholders and take other appropriate action to amend and restate our certificate of incorporation to increase the number of authorized shares to the level necessary to satisfy our obligations to the Series B warrant holders.

The following table shows the number of shares of common stock for which the Series B Warrants would be exercised in aggregate, based on hypothetical declines in the market price for our common stock based upon an assumed per Class A Unit price of $______.

Market Price	Number of Shares of Common Stock Issued Upon Exercise

Exercise Limitation. A holder will not have the right to exercise any portion of the warrant if the holder (together with its affiliates) would beneficially own in excess of 9.99% of the number of shares of our Common Stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants.

Exercise Price. The exercise price per whole share of Common Stock purchasable upon exercise of the warrants is $____ per share or 110 % of the public offering price of the unit for the Series A Warrants and $____ per share or 100% of the public offering price per unit for the Series B Warrants. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our Common Stock and also upon any distributions of assets, including cash, stock or other property to our stockholders.

Transferability. Subject to applicable laws, the warrants may be offered for sale, sold, transferred or assigned without our consent.

Exchange Listing. We have applied for the listing of the Series A Warrants offered in this offering on The NASDAQ Capital Market under the symbol “ALFW”, but the Series B Warrants will not trade on any exchange. No assurance can be given that such listing will be approved or that a trading market will develop.

Warrant Agent. The warrants will be issued in registered form under a warrant agency agreement between VStock Transfer, LLC, as warrant agent, and us. The warrants shall initially be represented only by one or more global warrants deposited with the warrant agent, as custodian on behalf of The Depository Trust Company (DTC) and registered in the name of Cede & Co., a nominee of DTC, or as otherwise directed by DTC.

Fundamental Transactions. In the event of a fundamental transaction, as described in the warrants and generally including any reorganization, recapitalization or reclassification of our Common Stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding Common Stock, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding Common Stock, the holders of the warrants will be entitled to receive upon exercise of the warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the warrants immediately prior to such fundamental transaction.

Rights as a Stockholder. Except as otherwise provided in the warrants or by virtue of such holder’s ownership of shares of our Common Stock, the holder of a warrant does not have the rights or privileges of a holder of our Common Stock, including any voting rights, until the holder exercises the warrant.

Governing Law. The warrants and the warrant agency agreement are governed by New York law.

Common Stock

Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders, including the election of directors. Such holders are not entitled to vote cumulatively for the election of directors. Holders of a majority of the shares of common stock may elect all of the directors standing for election. Subject to preferences that may be applicable to any outstanding preferred stock, common stockholders are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the common stockholders are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. Common stockholders have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

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We have never declared or paid any cash dividends on our capital stock. We currently expect to retain future earnings, if any, to finance the growth and development of our business and do not anticipate paying any cash dividends in the foreseeable future.

Preferred Stock

The board of directors is authorized, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the powers, preferences and rights of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things:

•	impairing dividend rights of the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; and

•	delaying or preventing a change in control of us without further action by the stockholders.

2018 Stock Incentive Plan

Eligibility and Administration

Our employees, directors and consultants and employees, directors and consultants of either our parent or subsidiary is eligible to receive awards under the 2018 Stock Incentive Plan. The 2018 Stock Incentive Plan will generally be administered by our board of directors with respect to awards to directors, officers, and employees and consultants who are neither directors or officers and by a committee designated by our board of directors with respect to covered employees. The Plan administrator will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the 2018 Stock Incentive Plan, subject to its express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the 2018 Incentive Plan.

Limitation on Awards and Shares Available

As aggregate of              shares of our common stock is available for issuance under awards granted pursuant to the 2018 Stock Incentive Plan. Shares issued under the 2018 Stock incentive Plan may be authorized but unissued, or reacquired shares of common stock.

If an award of shares under the 2018 Stock Incentive Plan is forefetied, canceled or expired, whether voluntarily or involuntarily, any shares subject to such award will become or again be available for new grants under the 2020 Stock incentive Plan. Any award of shares that have actually been issued under the 2018 Stock Incentive Plan and returned, will not be available for future issuance under the 2018 Stock Incentive Plan, except that if the if unvested shares are forfeited or repurchased by us, then such shares shall become available for future award under the 2018 Stock Incentive Plan.

Awards

The 2018 Stock Incentive Plan provides for the grant of shares of common stock, or stock options, including SARs, sales or bonuses of Restricted Stock, Restricted Stock Units or Dividend Equivalent Rights. All awards under the 2018 Stock Incentive Plan will be set forth in award agreements, which will detail the terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations.

As of October _____, 2020, there were options to purchase shares of our common stock at a weighted average exercise price of $      per share.

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Warrants

Upon completion of this offering, Kingswood will receive warrants for the purchase of _____ shares of our common stock at an exercise price of $_____. See “Underwriting” for the terms of the warrants.

Upon completion of this offering, our bridge loan provider will have warrants for the purchase of _____ shares of our common stock at an exercise price of $_____ per share. The warrants expire in _____ years from the date of issuance and the bridge loan provider can require us to register the resale of the shares of common stock in certain circumstances.

Anti-Takeover Effects of our Certificate of Incorporation and Bylaws and Delaware Law

Our certificate of incorporation and bylaws that will be in effect on the completion of this offering will include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board Composition and Filling Vacancies

Our certificate of incorporation provides for the division of our board of directors into three classes serving staggered three-year terms, with one class being elected each year. Our certificate of incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of at least two-thirds or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum. The classification of directors, together with the limitations on removal of directors and treatment of vacancies, has the effect of making it more difficult for stockholders to change the composition of our board of directors.

No Written Consent of Stockholders

Our certificate of incorporation will provide that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our bylaws or removal of directors by our stockholders without holding a meeting of stockholders.

Meetings of Stockholders

Our certificate of incorporation and bylaws will provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our bylaws will limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance Notice Requirements

Our bylaws will establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting.

Amendment to Certificate of Incorporation and Bylaws

Any amendment of our certificate of incorporation must first be approved by a majority of our board of directors, and if required by law or our certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, board composition, and limitation of liability must be approved by not less than two-thirds of the outstanding shares entitled to vote on the amendment, and not less than two-thirds of the outstanding shares of each class entitled to vote thereon as a class. Our bylaws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the bylaws; and may also be amended by the affirmative vote of a majority of the outstanding shares entitled to vote on the amendment, voting together as a single class, except that the amendment of the provisions relating to notice of stockholder business and nominations and special meetings must be approved by not less than two-thirds of the outstanding shares entitled to vote on the amendment, and not less than two-thirds of the outstanding shares of each class entitled to vote thereon as a class, or, if our board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

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Undesignated Preferred Stock

Our certificate of incorporation will provide for authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation grants our board of directors’ broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Choice of Forum

Our bylaws provide that, unless we consent in writing to the selection of an alternative form, the Court of Chancery of the State of Delaware (or, if the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) will be the sole and exclusive forum for state law claims for (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees or agents to us or our stockholders; (iii) any action asserting a claim against us, or any current or former director, officer, or other employee or stockholder, arising out of or pursuant to any provision of the General Corporation Law of the State of Delaware or our certificate of incorporation or bylaws; and (iv) any action asserting a claim against us or any current or former director or officer or other employee governed by the internal affairs doctrine; provided, however, that this choice of forum provision does not apply to any causes of action arising under the Securities Act or the Exchange Act. Our bylaws further provide that, unless we consent in writing to an alternative forum, the United States District Court for the Southern District of Florida will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Our bylaws also provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to this choice of forum provision. We recognize that the forum selection clause in our bylaws may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware or the State of Florida, as applicable. Additionally, the forum selection clause in our bylaws may limit our stockholders’ ability to bring a claim in a forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and employees even though an action, if successful, might benefit our stockholders. The Court of Chancery of the State of Delaware or the United States District Court for the Eastern District of Virginia may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.

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Section 203 of the Delaware General Corporation Law

Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner.

Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

•	at or after the time the stockholder became interested, the business combination was approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, lease, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

NASDAQ Capital Market Listing

Listing

We will apply to list our common stock listed on The NASDAQ Capital Market under the symbol “ALF.” In conjunction therewith, we will apply to have the Series A warrants listed on The NASDAQ Capital Market under the symbol “ALFW” and our Class A Units to be listed under the symbol “ALFU.” The Series B Warrants will not be listed on any exchange. No assurance can be given that our application will be approved.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be VStock Transfer, LLC .

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SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our shares. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares outstanding as of November _____, 2020, upon the completion of this offering, _____ shares of our common stock will be outstanding, assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options. Of the outstanding shares, all of the shares sold in this offering, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below, and shares of our common stock are restricted shares of common stock subject to time-based vesting terms. All remaining shares of common stock held by existing stockholders immediately prior to the completion of this offering, will be “restricted securities” as such term is defined in Rule 144. These restricted securities were issued and sold by us, or will be issued and sold by us, in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701, summarized below.

Rule 144

In general, a person who has beneficially owned restricted stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Securities Exchange Act of 1934, as amended, or the Exchange Act, periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•	1% of the number of shares then outstanding, which will equal approximately _____ shares immediately after this offering and the concurrent private placements, assuming no exercise of the underwriters’ option to purchase additional shares, based on the number of shares outstanding as of October _____, 2020; or

•	the average weekly trading volume of our common stock on The NASDAQ Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Upon waiver or expiration of the 180-day lock-up period described below, approximately shares of our common stock will be eligible for sale under Rule 144. We cannot estimate the number of shares of our common stock that our existing stockholders will elect to sell under Rule 144.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares.

However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under the section titled “Underwriters” included elsewhere in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

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Lock-Up Agreements

We and each of our directors and executive officers and our stockholders holding more than 5.0% of our outstanding common stock have signed a lock-up agreement that prevents them from selling any of our common stock or any securities convertible into or exercisable or exchangeable for common stock for a period of not less than 180 days from the date of this prospectus without the prior written consent of the representatives, subject to certain exceptions. See the section entitled “Underwriters” appearing elsewhere in this prospectus for more information.

Equity Incentive Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register our shares issued or reserved for issuance under our equity incentive plans. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above

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UNDERWRITING

Kingswood Capital Markets division of Benchmark Investments, Inc. (the “Representative”) is acting as the underwriter. We have entered into an underwriting agreement dated June 16, 2020 with the Representative. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to each underwriter named below, and each underwriter named below has severally agreed to purchase, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus, the number of Class A Units listed next to its name in the following table:

Number of Class A Units
Kingswood Capital Markets division of Benchmark Investments, Inc.

Total

The underwriters are committed to purchase all of the Class A Units offered by us other than those covered by the over-allotment option described below, if it purchases any Class A Units. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters are offering the Class A Units, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Over-Allotment Option

We have granted a 45-day option to the underwriters, exercisable one or more times in whole or in part, to purchase up to an additional _____ units at the price per unit set forth on the cover page of this prospectus, less the underwriting discounts and commissions, to cover over-allotments, if any.

Discounts

The following table shows the per unit and total underwriting discounts and commissions to be paid to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Total
		Per Unit		Without Option		With Option
Public offering price	$		$		$
Underwriting discounts and commissions (8%)	$		$		$
Non-accountable expense allowance (1%)(1)	$		$		$
Proceeds, before expenses, to us	$		$		$

(1)	The non-accountable expense allowance of 1% is not payable with respect to the shares and/or warrants sold upon exercise of the underwriters’ over-allotment option.

The underwriters propose to offer the units offered by us to the public at the public offering price set forth on the cover of this prospectus. In addition, the underwriters may offer some of the units to other securities dealers at such price less a concession of $_____ per unit. If all of the units offered by us are not sold at the public offering price, the Representative may change the offering price and other selling terms by means of a supplement to this prospectus.

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We have also agreed to pay the following expenses of the Representative relating to the offering: (a) all filing fees and communication expenses associated with the review of this offering by FINRA; (b) all fees, expenses and disbursements relating to background checks of our officers and directors in an amount not to exceed $15,000 in the aggregate; (c) all fees, expenses and disbursements relating to the registration, qualification or exemption of securities offered under the securities laws of foreign jurisdictions designated by the Representative, including the reasonable fees and expenses of the Representative’s blue sky counsel; (d) up to $20,000 of the Representative’s actual accountable road show expenses for the offering; (e) fees for underwriter’s counsel, not to exceed $150,000; (f) the $29,500 cost associated with the Underwriters’ use of Ipreo’s book building, prospectus tracking and compliance software for the offering; and (g) the costs associated with bound volumes of the public offering materials as well as commemorative mementos and lucite tombstones in an aggregate amount not to exceed $5,000.

We estimate that the total expenses of the offering payable by us, excluding the total underwriting discount, will be approximately $_____.

Discretionary Accounts

The underwriters do not intend to confirm sales of the securities offered hereby to any accounts over which they has discretionary authority.

Lock-Up Agreements

Pursuant to “lock-up” agreements, we, our executive officers and directors, and our shareholders, have agreed, subject to limited exceptions, without the prior written consent of the Representative not to directly or indirectly, offer to sell, sell, pledge or otherwise transfer or dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the transfer or disposition by any person at any time in the future of) any shares of our common stock, enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of our common stock, make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible into or exercisable or exchangeable for common stock or any other securities of our Company or publicly disclose the intention to do any of the foregoing, subject to customary exceptions, based upon releases schedules which apply to each subscription price paid for by the shareholder.

Representative’s Warrants

We have agreed to issue to the Representative warrants to purchase up to a total of _____ shares of common stock (5% of the shares of common stock sold in this offering, excluding the over-allotment option). The warrants will be exercisable at any time, and from time to time, in whole or in part, during the four-year period commencing one year from the effective date of the offering, which period shall not extend further than five years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(G). The warrants are exercisable at a per share price equal to 110 % of the public offering price per share in the offering. The warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. The underwriter (or permitted assignees under Rule 5110(g)(1)) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the date of this prospectus.

The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or recapitalization, reorganization, merger or consolidation.

Right of First Refusal

Until 24 months after the closing date of the offering, the Representative will have a right of first refusal to act as lead underwriter for any future public or private equity (a “Subject Transaction”) offering during such 18-month period.

Electronic Offer, Sale and Distribution of Shares

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members. The Representative may agree to allocate a number of Class A Units to the underwriter and selling group members for sale to its online brokerage account holders. Internet distributions will be allocated by the underwriter and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us, and should not be relied upon by investors.

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Determination of the Initial Public Offering Price

Prior to this offering, there has been no public market for our securities. The initial public offering price was determined through negotiations between us and the Representative. In addition to prevailing market conditions, the factors considered in determining the initial public offering price included the following:

•	the information included in this prospectus and otherwise available to the Representative;

•	the valuation multiples of publicly traded companies that the Representative believes to be comparable to us;

•	our financial information;

•	our prospects and the history and the prospects of the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development and prevailing market conditions; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for our common stock may not develop. It is also possible that, after the offering, the shares will not trade in the public market at or above the initial public offering price.

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate-covering transactions, penalty bids and purchases to cover positions created by short sales.

•	Stabilizing transactions permit bids to purchase securities so long as the stabilizing bids do not exceed a specified maximum and are engaged in for the purpose of preventing or retarding a decline in the market price of the securities while the offering is in progress.

•	Over-allotment transactions involve sales by the underwriters of securities in excess of the number of securities the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of securities over-allotted by the underwriter is not greater than the number of securities that they may purchase in the over-allotment option. In a naked short position, the number of securities involved is greater than the number of securities in the over-allotment option. The underwriter may close out any short position by exercising its over-allotment option and/or purchasing securities in the open market.

•	Syndicate covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of the securities to close out the short position, the underwriter will consider, among other things, the price of securities available for purchase in the open market as compared with the price at which they may purchase securities through exercise of the over-allotment option. If the underwriter sells more securities than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying securities in the open market. A naked short position is more likely to be created if the underwriter is concerned that after pricing there could be downward pressure on the price of the securities in the open market that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the Representative to reclaim a selling concession from a syndicate member when the securities originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

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These stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our securities or preventing or retarding a decline in the market price of our securities. As a result, the price of our securities in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our securities. These transactions may be affected on the NASDAQ Capital Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this offering, underwriter and selling group members may engage in passive market making transactions in our securities on the NASDAQ Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Certain Relationships

The underwriters and their affiliates have provided, or may in the future provide, various investment banking, commercial banking, financial advisory, brokerage or other services to us and our affiliates for which services they have received, and may in the future receive, customary fees and expense reimbursement.

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of its business for which they may receive customary fees and reimbursements of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

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Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriter is not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

China

The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (the “PRC”) (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”

European Economic Area — Belgium, Germany, Luxembourg and Netherlands

The information in this document has been prepared on the basis that all offers of securities will be made pursuant to an exemption under the Directive 2003/71/EC (“Prospectus Directive”), as implemented in Member States of the European Economic Area (each, a “Relevant Member State”), from the requirement to produce a prospectus for offers of securities.

An offer to the public of securities has not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State:

•	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity that has two or more of (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than €43,000,000 (as shown on its last annual unconsolidated or consolidated financial statements) and (iii) an annual net turnover of more than €50,000,000 (as shown on its last annual unconsolidated or consolidated financial statements);

•	to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive) subject to obtaining the prior consent of our Company or any underwriter for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by our Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code monétaire et financier) and Articles 211-1, et seq. of the General Regulation of the French Autorité des marchés financiers (“AMF”). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

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This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-1 to D.411-3, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs non-qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the “ISA”), nor have such securities been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy

The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Societá e la Borsa, “CONSOB”) pursuant to the Italian securities legislation and, accordingly, no offering material relating to the securities may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:

•	to Italian qualified investors, as defined in Article 100 of Decree No. 58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation no. 11971”) as amended (“Qualified Investors”); and

•	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

•	made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and

•	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

70

Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.

Japan

The securities have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the “FIEL”), pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires securities may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of securities is conditional upon the execution of an agreement to that effect.

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority.

This document is personal to the recipient only and not for general circulation in Switzerland.

United Arab Emirates

Neither this document nor the securities have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor have we received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the securities within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. No services relating to the securities, including the receipt of applications and/or the allotment or redemption of such shares, may be rendered within the United Arab Emirates by our Company.

71

No offer or invitation to subscribe for securities is valid or permitted in the Dubai International Financial Centre.

United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) has been published or is intended to be published in respect of the securities. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the securities may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the securities has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply to our company.

In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (“FPO”), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Nelson Mullins Riley & Scarborough LLP, Washington, D.C. Certain legal matters relating to this offering will be passed upon for the underwriters by Jolie Kahn, Esq., New York, New York.

EXPERTS

Slack & Company CPAs, LLC, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2019 and 2018, and for each of the two years in the period ended December 31, 2019, as set forth in their report. We’ve included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Slack & Company CPAs, LLC’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (File Number 333-_____) under the Securities Act with respect to the common stock we are offering by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information pertaining to us and our common stock, you should refer to the registration statement and to its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

Upon the completion of the offering, we will be subject to the informational requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, at the SEC’s website at www.sec.gov. We also maintain a website at www.getalfi.com. The information contained in or accessible from our website is not incorporated into this prospectus, and you should not consider it part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference. Upon completion of the offering, you may access, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.

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F-1

Financial Statements

Alfi, Inc. and Subsidiaries

As of September 30, 2020 and December 31, 2019,

and for the periods from January 1 through September 30, 2020 and
2019, with report of Independent Auditors

F-2

F-3

Alfi Inc.
f/k/a Lectrefy, Inc.
Condensed Consolidated Balance Sheet

	unaudited	unaudited
	September 30	December 31,
	2020	2019
Assets
Current assets:
Cash and cash equivalents	57,726	38,890
Inventory, net	1,104,000	-
Prepaid expenses and other	793	3,651
Total current assets	1,162,519	42,541

Property and equipment, net	325,638	107,744
Intangible assets, net	4,508,897	3,198,051
Other assets, net	7,875	7,875
Total assets	6,004,929	3,356,211

Liabilities
Current liabilities
Accounts payable	441,388	23,844
Current portion of long-term debt	2,571,808	759,090
Accrued expenses	950,173	-
Derivative liability	229,712	-
Accrued interest	79,278	8,478
Total current liabilities	4,272,359	791,412

Long-term debt, net	-	-
Total liabilities	4,272,359	791,412

Stockholders' Equity
Series A preferred stock, $0.0001 par, 2,500,000 shares issued as of September 30,
2020 and December 31, 2019, respectively. 2,500,000 shares authorized	2,500,000	2,500,000
Common stock, $0.0001 par, 2,525,000 and 2,500,000 shares issued as of September
30, 2020 and December 31, 2019, respectively. 15,000,000 shares authorized	252	250
Additional paid-in capital	25,000	-
Accumulated surplus	(792,682)	64,549
Total stockholders' equity	1,732,570	2,564,799

Total liabilities and stockholders' equity	6,004,929	3,356,211

See accompanying notes to the condensed consolidated financial statements

F-4

Alfi, Inc.
f/k/a Lectrefy, Inc.
Condensed Consolidated Statement of Operations

	unaudited	unaudited	unaudited	unaudited
	Three months	Three months	Nine months	Nine months
	ended September	ended September	ended September	ended September
	30, 2020	30, 2019	30, 2020	30, 2019
Revenues, net	-	-	-	-
Cost of sales, net	331,110	-	331,110	-
Gross margin	(331,110)	-	(331,110)	-

Operating expenses
General and administrative	234,931	-	234,931	-
Stock based compensation	254,712	-	254,712	-
Depreciation and amortization	121,251	6,385	132,763	11,482
Total operating expenses	610,894	6,385	622,406	11,482

Other income (expense)
Other income	106,235	-	167,088	51,619
Interest expense	(17,913)	(5,013)	(70,803)	(5,013)
Total other income (expense)	88,322	(5,013)	96,285	46,606

Net income (loss) before provision for income taxes	(853,682)	(11,398)	(857,231)	35,124
Provision for income taxes	-	-	-	-
Net income (loss) after provision or income taxes	(853,682)	(11,398)	(857,231)	35,124

Earnings (loss) per share (EPS)	(0.34)	(0.01)	(0.34)	0.01
Fully dilutive earnings (loss) per share (DEPS)	(0.16)	(0.01)	(0.16)	0.01

Weighted average common shares outstanding	2,500,000	2,500,000	2,500,000	2,500,000

See accompanying notes to the condensed consolidated financial statements

F-5

Alfi, Inc.
f/k/a Lectrefy, Inc.
Condensed Consolidated Statement of Changes to Stockholders' Equity
unaudited

							Total
	Series A				Additional	Accumulated	Stockholders'
	Preferred Stock		Common Stock		Paid-In	Surplus	Equity
	Shares	Amount	Shares	Amount	Capital	(Deficit)	(Deficit)
Balance at April 4, 2018 (date of inception)	-	$-	-	$-	$-	$-	$-
Issuance of series A preferred stock	1,500,000	1,500,000	-	-	-	-	1,500,000
Issuance of common stock	-	-	2,500,000	250	-	-	250
Current year net income (loss)	-	-	-	-	-	(2,186)	(2,186)
Balance at December 31, 2018	1,500,000	$1,500,000	2,500,000	$250	$-	$(2,186)	$1,498,064
Issuance of series A preferred stock	1,000,000	$1,000,000	-	-	-	-	1,000,000
Issuance of common stock	-	-	-	-	-	-	-
Current year net income	-	-	-	-	-	66,735	66,735
Balance at December 31, 2019	2,500,000	$2,500,000	2,500,000	$250	$-	$64,549	$2,564,799
Issuance of series A preferred stock	-	$-	-	$-	$-	$-	$-
Issuance of common stock	-	-	25,000	2	25,000	-	25,002
Current year net income	-	-	-	-	-	(857,231)	(857,231)
Balance at September 30, 2020	2,500,000	$2,500,000	2,500,000	$252	$-	$(792,682)	$1,732,570

See accompanying notes to the condensed consolidated financial statements

F-6

Alfi, Inc.
f/k/a Lectrefy, Inc.
Condensed Consolidated Statement of Cashflows

	unaudited	unaudited
	Nine months	Nine months
	ended September	ended September
	30, 2020	30, 2019
Operating activities
Net income (loss)	$(857,231)	$35,124
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	132,763	11,482
Stock based compensation	254,712	-
Changes in assets and liabilities:
Inventory	(1,104,000)	-
Prepaid expenses and other assets	2,858	(57,294)
Accounts payable	417,544	15,816
Accrued expenses	950,173	-
Accrued interest	70,800	-
Net cash used in operations	(132,381)	5,128

Investing activities
Acquisition of property, plant, and equipment, net	(290,711)	(52,380)
Acquisition of intangible assets, net	(1,532,789)	(1,468,071)
Net cash provided by investing activities	(1,823,500)	(1,520,451)

Financing activities
Proceeds from issuance of preferred stock, net	-	1,000,000
Proceeds from related party note payable	1,974,717	350,000
Net cash provided by financing activities	1,974,717	1,350,000

Net change in cash and cash equivalents	18,836	(165,323)
Cash and cash equivalents at the beginning of the period	38,890	290,336
Cash and cash equivalents at the end of the period	57,726	125,013

See accompanying notes to the condensed consolidated financial statements

F-7

ALFI, INC.

f/k/a LECTREFY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020 AND 2019

NOTE 1 BUSINESS DESCRIPTION BACKGROUND

Alfi, Inc. is a licensed C-corporation formed in Delaware and operates in the technology sector; specifically Software as a Service (SaaS) in the Digital Out Of Home (DOOH) Smart Advertising segment. This segment includes artificial intelligence, machine & deep learning, edge computing, Big Data, telecommunications, and the Internet of Things (IoT). Alfi, Inc. consists of itself and wholly owned subsidiary Alfi, NI Ltd, which comprise the condensed consolidated financial statements. Alfi, NI Ltd is a registered business in Belfast, Ireland. Collectively, the combined consolidated entity is referred to as the “Company” throughout this Report.

The Company’s timeline of events relative to its current formation above began on April 4, 2018 when Lectrefy, Inc., a Florida corporation, was registered. On July 6, 2018, Lectrefy, Inc. of Delaware was formed. On July 11, 2018, Lectrefy, Inc. of Florida’s assets were substantially dissolved and merged into the newly created entity Lectrefy, Inc. of Delaware. On July 25, 2018, Lectrefy Inc. of Delaware was registered operating in the State of Florida as a foreign entity. On January 31, 2020, Lectrefy, Inc. of Delaware’s name was restated to Alfi, Inc., a Delaware C-corporation.

On September 18, 2018, Lectrefy, NI Ltd was formed in Belfast, Ireland. On February 4, 2020, Lectrefy, NI Ltd’s name was restated to Alfi NI Ltd, registered in Belfast, Ireland. On February 13, 2020, Lectrefy Inc. Delaware C-corporation operating in the state of Florida as a foreign entity name was restated as Alfi, Inc.

In 2019, the Company’s software product received initial certification compliance with GDPR government regulatory standards, the highest level of privacy compliance certification available in its jurisdiction. As of June 2020, the Company’s products became fully developed and are being deployed to its customers.

The Company uses artificial intelligence and big data analytics to measure and predict human response. Its computer vision technology is powered by proprietary artificial intelligence, to determine the age, gender, ethnicity, geolocation, and emotion of someone in front of an Alfi-enabled device, such as a tablet or kiosk. Its software can then deliver in real-time, the advertisements to that particular viewer based on the viewer’s demographic and psychographic profile. It delivers the right content, to the right person at the right time in a responsible and ethical manner. By delivering advertisements a viewer wants, the Company provides its advertising customers the viewers they want and the result is higher click through rates, or CTRs and higher CPM, cost per thousand, rates.

The Company has created an enterprise grade, multimedia state-of-the-art computer vision and machine learning platform, generating powerful advertising recommendations and insights. Multiple technologies work together in its software with viewer privacy and reporting objectives as the Company’s two goals. The software uses a facial fingerprinting process to make demographic determinations. As such, the Company makes no attempt to identify the individual in front of the screen. By providing age, gender, ethnicity and geolocation information, brand owners have all of the data they need for meaningful interaction.

The Company solves the problem of providing real time, accurate and rich reporting on customer demographics, usage, interactivity and engagement while never storing any personal identifiable information of its users. No viewer is ever required, or requested by us, to enter any information about themselves on any Alfi-enabled device. Alfi was designed to be fully compliant with all privacy regulations. Alfi is fully compliant with the GDPR, General Data Protection Regulation, in Europe, the CCPA, California Consumer Privacy Act, and HIPAA, the Health Insurance Portability and Accountability Act.

The Company’s initial focus is to place its Alfi-enabled devices in rideshares, retailers, malls, and airports.

The Company’s primary activities since inception have been research and development, managing collaborations, and raising capital. As of the date of this Report, the Company has approximately 9,600 tablets either held in inventory or in circulation being used by customers.

F-8

ALFI, INC.

f/k/a LECTREFY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020 AND 2019

NOTE 2 GOING CONCERN AND MANAGEMENT’S LIQUIDITY PLANS

As of September 30, 2020, the Company had cash of $41,042 and has a monthly cash run rate of approximately $150,000. As of the date of this report, the Company has not yet generated substantial revenue from customers and business activity has mainly consisted of cash outflows associated with its capital project. These conditions indicate that there is substantial doubt about the Company’s ability to continue as a going concern within one year from the issuance date of the condensed consolidated financial statements.

The Company plans to file an initial public offering on Form S-1 to raise $15,000,000 and list its common stock on the Nasdaq Capital Market. The anticipated capital raise will include funding for working capital to launch and expand operations in accordance with its business model. However, there can be no assurance that such offering will be successfully completed.

The Company’s primary source of operating funds since inception has been cash proceeds from the private placements of preferred equity and debt securities. The Company intends to raise additional capital through private placements of debt and equity securities, but there can be no assurance that these funds will be available on terms acceptable to the Company or will be sufficient to enable the Company to fully complete its development activities or sustain operations. If the Company is unable to raise sufficient additional funds, it will have to develop and implement a plan to further extend payables, reduce overhead, or scale back its current business plan until sufficient additional capital is raised to support further operations. There can be no assurance that such a plan will be successful.

Accordingly, the accompanying condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which contemplate continuation of the Company as a going concern and the realization of assets and satisfaction of liabilities in the normal course of business. The carrying amounts of assets and liabilities presented in the condensed consolidated financial statements do not necessarily purport to represent realizable or settlement values. The condensed consolidated financial statements do not include any adjustment that might result from the outcome of this uncertainty.

NOTE 3 SIGNIFICANT ACCOUNTING POLICIES

Consolidation

The condensed consolidated financial statements include the accounts of Alfi, Inc. and its wholly owned subsidiary. Collectively, these entities make up the condensed consolidated financial statements during the periods presented in this Report. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. At September 30, 2020 and December 31, 2019, the Company had $57,726 and $38,890 in cash and cash equivalents, respectively.

F-9

ALFI, INC.

f/k/a LECTREFY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020 AND 2019

NOTE 3 SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Inventory

The Company records inventory at the lower of cost or fair market value.

Property and Equipment

Property plant and equipment consists of office equipment recorded at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, which for office equipment is three to five years.

Expenditures for major renewals and betterments that extend the useful lives property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. Property plant and equipment are tested for asset impairment on no less than a quarterly basis by Management.

Intangible Assets

The Company recognizes amortizable intangible assets associated with the costs to acquire or cost to complete its technology development projects. Intangible assets are tested for asset impairment on no less than a quarterly basis by Management, of which none were identified during the periods included in this Report.

Concentration of Credit Risk

The Company’s financial instruments that are exposed to a concentration of credit risk is cash. Generally, the Company’s cash in non-interest-bearing accounts may exceed FDIC insurance limits from time to time. The financial stability of these institutions is periodically reviewed by senior Management.

Fair Value of Financial Instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to Management. The respective carrying value (net book value) of certain on-balance- sheet financial instruments approximated their fair values. These financial instruments include cash, accounts payable notes payable, fixed assets, and amortizable intangible assets. Fair values approximate carrying values for cash, accounts payable, notes payable, fixed assets, and amortizable intangible assets at September 30, 2020 and December 31, 2019, respectively.

Net Loss per Share of Common Stock

The Company computes basic net loss per share by dividing net income (loss) per share available to common stockholders by the weighted average number of common shares outstanding for the period and excludes the effects of any potentially dilutive securities. Diluted earnings per share, if presented, would include the dilution that would occur upon the exercise or conversion of all potentially dilutive securities into common stock using the “treasury stock” and/or “if converted” methods as applicable. The computation of basic and diluted income (loss) per share for the years ended September 30, 2020 and December 31, 2019 excludes potentially dilutive securities when their inclusion would be anti- dilutive, or if their exercise prices were greater than the average market price of the common stock during the period.

F-10

ALFI, INC.

f/k/a LECTREFY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020 AND 2019

NOTE 3      SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Net Loss per Share of Common Stock - CONTINUED

Potentially dilutive securities excluded from the computation of basic net income (loss) per share as of September 30, 2020 and December 31, 2019 are as follows:

	September 30,	December 31,
	2020	2019
Convertible Series (“A”) Preferred stock	2,500,000	2,500,000
Employee stock options	461,718	461,718
Totals	2,961,718	2,961,718

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur, and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional.

The Company has determined that the embedded conversion options should not be bifurcated from their host instruments and the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments (the beneficial conversion feature) based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption.

During the years ended September 30, 2020 and December 31, 2019, the Company did not record or issue convertible notes with beneficial conversion features and did not record debt discounts related to beneficial conversion features. During 2019 and 2018, the Company issued Convertible Series A Preferred stock which has option for stockholders to convert into common stock on a 1:1 basis, and is classified as equity on the balance sheet at September 30, 2020 and December 31, 2019. If converted into common stock by Series A stockholders, its fair value would approximate the existing carrying (book) value of the Series A Preferred stock as stated on the balance sheet at the end of each period presented under this Report. Thus, no embedded derivatives were identified on the conversion option of Convertible Series A Preferred stock at September 30, 2020 or December 31, 2019, respectively.

Common Stock Purchase Warrants and Other Derivative Financial Instruments

The Company accounts for derivative instruments in accordance with ASC 815, which establishes accounting and reporting standards for derivative instruments and hedging activities, including certain derivative instruments embedded in other financial instruments or contracts and requires recognition of all derivatives on the balance sheet at fair value, regardless of hedging relationship designation. Accounting for changes in fair value of the derivative instruments depends on whether the derivatives qualify as hedging relationships and the types of relationships designated are based on the exposures hedged. At September 30, 2020 and December 31, 2019, the Company did not have any derivative instruments that were designated as hedges.

F-11

ALFI, INC.

f/k/a LECTREFY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020 AND 2019

NOTE 3 SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

The Company adopted Accounting Standards Update (“ASU”) No. 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480), Derivatives and Hedging (Topic 815). The amendments in Part I of this Update change the classification analysis of certain equity-linked financial instruments (or embedded features) with down round features.

Stock based compensation

We maintain stock equity incentive plans under which we may grant non-qualified stock options, incentive stock options, stock appreciation rights, stock awards, performance and performance-based awards, or stock units to employees, non-employee directors and consultants.

Income Taxes

Deferred income tax assets and liabilities are determined based on the estimated future tax effects of net operating loss and credit carryforwards and temporary differences between the tax basis of assets and liabilities and their respective financial reporting amounts measured at the current enacted tax rates. The Company records an estimated valuation allowance on its deferred income tax assets if it is more likely than not that these deferred income tax assets will be realized. The Company recognizes a tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the condensed consolidated financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. As of September 30, 2020 and December 31, 2019, the Company has not recorded any unrecognized tax benefits. The Company’s policy is to classify assessments, if any, for tax-related interest as interest expense and penalties as general and administrative expenses in the statements of operations. The Company did not recognize any such penalties or interest during the periods presented under this Report.

Recent Accounting Pronouncements

There are various updates recently issued, most of which represented technical corrections to the accounting literature or application to specific industries and are not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

Subsequent Events

The Company evaluates events that have occurred after the balance sheet date but before the financial statements are issued. See Note 12.

NOTE 4 FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company measures the fair value of financial assets and liabilities based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company also follows a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

F-12

ALFI, INC.

f/k/a LECTREFY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020 AND 2019

NOTE 4 FAIR VALUE OF FINANCIAL INSTRUMENTS - CONTINUED

ASC 820 describes three levels of inputs that may be used to measure fair value:

Level 1 — quoted prices in active markets for identical assets or liabilities

Level 2 — quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3 — inputs that are unobservable based on an entity’s own assumptions, as there is little, if any, related market activity (e.g., cash flow modeling inputs based on assumptions).

The risk-free interest rate is the United States Treasury rate on the measurement date having a term equal to the remaining contractual life of the instrument. The volatility is a measure of the amount by which the comparable companies’ share price has fluctuated or is expected to fluctuate. Since the Company’s common stock has not been publicly traded, an average of the historical volatility of comparative companies was used.

Level 3 liabilities are valued using unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the derivative liabilities. For fair value measurements categorized within Level 3 of the fair value hierarchy, the Company’s Chief Financial Officer determines valuation policies and procedures, as applicable.

Level 3 financial liabilities consist of the derivative liabilities for which there is no current market for these securities such that the determination of fair value requires significant judgment or estimation. Changes in fair value measurements categorized within Level 3 of the fair value hierarchy are analyzed each period based on changes in estimates or assumptions and recorded as appropriate.

Significant observable and unobservable inputs include stock price, exercise price, annual risk-free rate, term, and expected volatility, and are classified within Level 3 of the valuation hierarchy. An increase or decrease in volatility or interest free rate, in isolation, can significantly increase or decrease the fair value of the derivative liabilities. Changes in the values of the derivative liabilities are recorded as a component of other income (expense) on the accompanying consolidated statement of operations and comprehensive loss.

Non-financial assets that are measured on a non-recurring basis include our intellectual property and property and equipment which are measured using fair value techniques whenever events or changes in circumstances indicate a condition of impairment exists.  The estimated fair value of prepaid expenses, accounts payable and accrued expenses approximates their individual carrying amounts due to the short-term nature of these measurements.

The following tables present the derivative financial instruments, the Company’s only financial liabilities measured and recorded at fair value on the Company’s balance sheets on a recurring basis, and their level within the fair value hierarchy as of September 30, 2020 and December 31, 2019:

As of December 31, 2019	Amount	Level 1	Level 2	Level 3
Embedded conversion derivative liability on employee stock options	$-0-	$-	$-	$-0-
Total as of December 31, 2019	$-0-	$-	$-	$-0-

As of September 30, 2020
Embedded conversion derivative liability on employee stock options	$229,712	$-	$-	$229,712
Total as of September 30, 2020	$229,712	$-	$-	$229,712

The following table provides a summary of the changes in fair value, including net transfers in and/or out, of the derivative financial instruments, measured at fair value on a recurring basis using significant unobservable inputs:

Balance at December 31, 2019	$-0-
Fair value of employee stock options issued in 2020	229,712
Balance at September 30, 2020	$229,712

F-13

ALFI, INC.

f/k/a LECTREFY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020 AND 2019

NOTE 5 NOTES PAYABLE – RELATED PARTY

During 2019 and 2020, the Company entered into a related party note payable transaction (the “Note”) for cash advances associated with Alfi product development costs.

Advances under this Note totaled $1,974,717 and $350,000 for nine months ending September 30, 2020 and 2019, respectively, and are classified as a currently liability on the balance sheet. The Note matures on the earlier of December 31, 2020 or the occurrence of certain events, including the closing of this offering.

The Note bears a fixed annual interest rate of 5% per year. For the nine months ending September 30, 2020 and 2019, the Company incurred interest expense associated with the Note of $70,803 and $5,013, respectively. Accrued unpaid interest totaled $79,278 and $8,478 at September 30, 2020 and December 31, 2019, respectively.

In addition to the Note’s 5% coupon interest rate, the related party is entitled to receive additional compensation of 1x each dollar advanced under the Note to the Company. This provision is only payable to the related party by the Company if it reasonably has the ability to do so. If paid, this compensation will be made to the related party from future operating revenues of Alfi, Inc. and will not come from closing of this offering. Because of this and language as reflected in Note 2 of this Report, no accrual was made for this potential compensation feature in the Note.

During the periods ended September 30, 2020 and December 31, 2019, the Company made no repayments to the related party lender on this Note. All advances made by the related party lender on the Note are still owed and outstanding as of the date of this Report.

The total outstanding unpaid principal balance on the Note at September 30, 2020 and December 31, 2019 was $2,571,808 and $759,090, respectively.

On January 15, 2020, as security for the full and prompt payment when due of all indebtedness of the Borrower, created under the Note, existing holders of common stock granted to Lee Aerospace, LLC, a security interest in 2,137,400 shares of Alfi common stock; representing the Note’s collateral. In addition, the Note is secured by a pledge of the Company’s intellectual property.

In addition to the Note above, during September 2020, the Company received two related party advances totaling approximately $37,000 cash consideration. These related party advances carry no specified repayment term, interest rate, or security interest, and are payable only after holder of the Note referenced above is repaid in full.

NOTE 6 INCOME TAXES

The Company files tax returns in the United States (“U.S.”) as a C-corporation in the Federal and Delaware jurisdictions, none of which are subject to examination by taxing authorities given the date of business inception is April 4, 2018.

No tax returns for the Company are currently subject to examination by taxing authorities as of the date of this Report. The Company has recorded no provision for income taxes or accrued a deferred tax asset (or liability) in the consolidated financial statements, on the basis that, although expected, the likelihood of the Company realizing any tax benefit (or liability) in the future cannot be calculated as of the date of this Report. As of the date of this Report, the Company has filed in compliance with all required local, state, and federal tax filings.

The Company realized approximately $88,000 and $50,000 in VAT tax refund income for the first nine months of fiscal year 2020 and 2019, respectively. This amount was recorded as other income in the condensed consolidated statement of operations in 2020 and 2019. The Company also earned approximately $79,088 and $9,500 in foreign tax credits associated with the Company’s wholly owned subsidiary Alfi NI Ltd. in during the nine months ended September 30, 2020 and 2019, respectively.

F-14

ALFI, INC.

f/k/a LECTREFY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020 AND 2019

NOTE 7 COMMITMENTS AND CONTINGENCIES

Operating leases

During the periods ending September 30, 2020 and 2019, the Company had two operating leases for office space in Miami, Florida and Belfast, Ireland.

Rent expense under the operating leases totaled approximately $75,000 during the first nine months of fiscal year 2020 and 2019, respectively.

Employee Equity (Stock) Incentive Plan

The Company created an employee stock ownership plan in which, at its sole discretion, may award employees of the Company common stock as an incentive for performance. As of September 30, 2020 and December 31, 2019, the Company issued approximately 414,844 and 46,875 common stock options to employees in each period, respectively. At September 30, 2020 and December 31, 2019, total unvested common stock options issued to employees under the Company’s employee stock option ownership incentive plan was 461,718 and 46,875, respectively, as of the end of each period. Weighted average strike price per employee stock option is approximately $0.97 per share. Management recorded derivative liability and stock-based compensation expense associated to issuance of employee stock options of $229,712 and $-0- for the nine months ended September 31, 2020 and 2019 respectively. As of the date of this Report, no shares had vested under the Company’s employee stock compensation plan. Management holds discretionary control of any future release of shares to employees. As of the date of this Report, no employee stock options had vested or were exercised by participants of the plan.

License Agreement

The Company has license agreements with several customers by which operations are expected to launch in fiscal year 2020. Of these agreements, in summary, Alfi is to provide each client with hardware, software, implementation, support, and maintenance goods (services) in exchange for its clients customers attention. By acquiring its clients customer’s attention, Alfi is able to monetize that attention through use of its banner ad software onto tablets and smart screen devices. The end result is a service product risk-free to outside companies to incorporate into their customer’s experience providing optimal access to technology at no up-front cost or commitment. Alfi’s tablet devices are geo-fenced for security and protection of its inventory products held by third parties at given points in time.

Litigation, Claims, and Assessments

The Company may be involved in legal proceedings, claims and assessments arising in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. There are no such matters as of September 30, 2020.

Related Parties

The Company purchased approximately 9,600 tablets in 2020, of which approximately 2,000 were purchased with cash and 7,600 on credit with a related party. Payment terms associated to the 7,600 tablet purchased on credit requires a fixed repayment of $125 per device, totaling approximately $950,000.

Repayment to related party creditor will be made by the Company in the future when it can reasonably be repaid with future operating revenues. There is no stated interest rate or additional repayment terms included therein this tablet purchase agreement. Due to the nature of this transaction, the Company classified the amount due to related party as an accrued operating expense payable on the condensed consolidated balance sheet. Management evaluates classification of this liability on a periodic basis based on changes or future events. Collateral for the purchase agreement pledged by the Company to related party include the approximate 7,600 physical tablet devices purchased on credit by the Company. Outstanding advances on purchased tablet devices from related party totaled approximately $950,000 and -0- at September 30, 2020 and December 31, 2019, respectively.

F-15

ALFI, INC.

f/k/a LECTREFY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020 AND 2019

NOTE 8 STOCKHOLDERS’ EQUITY

Preferred Stock

In 2018, the Company created a class of Preferred Series A stock (“Preferred stock”). Par value for the Preferred stock is $0.0001 per share and 2,500,000 total shares were authorized under this class of Preferred Series A stock.

During the 1st nine months of fiscal year 2020 and 2019, the Company issued approximately 0 and 1,000,000 shares of Preferred stock for $1.00 per share paid in exchange for cash consideration paid by investor. At September 30, 2020 and December 31, 2019, total Preferred stock shares issued and outstanding were 2,500,000 at the end of both periods, respectively.

Preferred stockholders have 1st liquidation rights in the event of Company dissolution. The Preferred stock shares convert to common stock at a ratio of 1:1 at the discretion by investor, and have no conversion expiration date or exercise strike price to convert. Preferred stock shares bear no interest or dividend payments to its stockholders. There are no restrictions to convert Preferred stock to common other than holding a legal ownership in the shares.

As of the end of both periods, no Preferred stock shares had been converted into common stock by Preferred stockholders. As of the date of this Report, there have been no sales or transfers of Preferred stock shares outside of their original issuance, as reflected above.

Dividends

Holders of Preferred stock are not entitled to any dividend payment under the subscription agreement, but do have 1st liquidation rights in the event of dissolution of the Company. Holders of common stock are not entitled to any dividend payments, but would receive such payments in the event dividend payments were made to stockholders. Only common stockholders are entitled to receive dividend payments by the Company. There were no dividend payments made on either class of stock (common or preferred) in 2020 and 2019.

Common Stock

In 2018, the Company created a class of common stock which represented and is collateralized by Alfi’s business operation, intellectual property, and other net assets. Common stock shares have a par value of $0.0001 per share and 15,000,000 shares authorized to issue. On the 1st day of creating the class of common stock, the Company issued approximately 2,500,000 founders shares to individuals responsible for creating Alfi’s vision and product set.

During fiscal year 2020, the Company issued 25,000 shares of common stock in exchange for services associated with revenue producing contracts to an unaffiliated third party. Management valued this issuance of common shares as stock-based compensation expense in fiscal year 2020 for approximately $25,000.

Holders of common stock in the Company are entitled to their pro-rational share of ownership in the business as a going concern. Holders of common stock have 2nd liquidation rights to Preferred stockholders in the event of Company dissolution. At December 31, 2019 and 2018, there were 2,500,000 common shares issued and outstanding, respectively.

Employee Equity (Stock) Incentive Plan

The Company created an employee stock ownership plan in which, at its sole discretion, may award employees of the Company common stock as an incentive for performance.

As of September 30, 2020 and December 31, 2019, the Company issued approximately 414,844 and 46,875 common stock options to employees in each period, respectively. At September 30, 2020 and December 31, 2019, total unvested common stock options issued to employees under the Company’s employee stock option ownership incentive plan was 461,718 and 46,875, respectively, as of the end of each period.

F-16

ALFI, INC.

f/k/a LECTREFY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020 AND 2019

NOTE 8 STOCKHOLDERS’ EQUITY (CONTINUED)

Employee Equity (Stock) Incentive Plan (Continued)

Weighted average strike price per employee stock option is approximately $0.97 per share. Management recorded derivative liability and stock-based compensation expense associated to issuance of employee stock options of $229,712 and $0 for the nine months ended September 31, 2020 and 2019 respectively. There is not a viable market for the Company’s common stock to determine its fair value; therefore, management estimated the fair value to be utilized in the determining the fair value of issued employee stock conversion options. Considerable management judgment is necessary to estimate the fair value of employee stock options issued employees. Accordingly, actual results could vary significantly from management’s estimates.

As of the date of this Report, no shares had vested under the Company’s employee stock compensation plan. Management holds discretionary control of any future release of shares to employees. As of the date of this Report, no employee stock options had vested or were exercised by participants of the plan.

Stock Option and Warrant Valuation

Stock option and warrant valuation models require the input of highly subjective assumptions. The fair value of stock-based payment awards was estimated using the Black-Scholes option model with a volatility figure derived from an index of historical stock prices for comparable entities. For warrants and stock options issued to non- employees, the Company accounts for the expected life based on the contractual life of the warrants and stock options. For employees, the Company accounts for the expected life of options in accordance with the “simplified” method, which is used for “plain-vanilla” options, as defined in the accounting standards codification. The risk-free interest rate was determined from the implied yields of U.S. Treasury zero-coupon bonds with a remaining life consistent with the expected term of the options.

NOTE 9 PROPERTY AND EQUIPMENT

Property and equipment balances, net of accumulated depreciation, at September 30, 2020 and December 31, 2019 were $96,232 and $107,744, respectively, and consist of equipment purchases the Company made for IT server and other depreciable computer hardware assets. These assets were assigned a 5-year average useful life.

The Company incurred depreciation expense of $11,512 and $8,487 for the nine month periods ended September 30, 2020 and 2019, respectively.

A summary of property plant and equipment balances as of September 30, 2020 and December 31, 2019 are as follows:

Property and equipment balance at December 31, 2018, net of accumulated depreciation	$73,739
Additions	56,171
Depreciation expense	(22,166)
Property and equipment balance at December 31, 2019, net of accumulated depreciation	$107,744
Additions	235,045
Depreciation expense	(17,151)
Property and equipment balance at September 30, 2020, net of accumulated depreciation	$325,638

F-17

ALFI, INC.

f/k/a LECTREFY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020 AND 2019

NOTE 9 PROPERTY AND EQUIPMENT (CONTINUED)

Accumulated depreciation for periods ending September 30, 2020 and December 31, 2019 totaled $39,317 and $22,166, respectively. The Company incurred no fixed asset dispositions or identified asset impairments during either period presented under this Report.

NOTE 10 INTANGIBLE ASSETS

Intellectual Property

The Company recorded $4,624,509 and $3,198,051 of intangible assets, net of accumulated amortization, as of September 30, 2020 and December 31, 2019, respectively, and associated to Alfi developed technology and intellectual property. The Company has classified its intangible assets amortizable upon launch of operations. The Company launched its first tablet device smart screen in July 2020, of which it began accruing amortization in the condensed consolidated statement of operations at a weighted average useful life allocation of approximately 10 years.

A summary of intangible asset balances as of September 30, 2020 and December 31, 2019 are as follows:

Intangible asset balance at December 31, 2018, net of accumulated amortization	$1,033,137
Additions	2,164,914
Amortization expense	-0-
Intangible asset balance at December 31, 2019, net of accumulated amortization	$3,198,051
Additions	1,426,458
Amortization expense	(115,612)
Intangible asset balance at September 30, 2020, net of accumulated amortization	$4,508,897

Amortization expense for the nine months ended September 30, 2020 and 2019 were $115,612 and $-0-, respectively. Accumulated amortization for periods ending September 30, 2020 and December 31, 2019 were $115,612 and $-0-, respectively. No asset impairment expense or intangible asset dispositions were incurred during fiscal year either period presented under this Report.

NOTE 11 INVENTORY

Tablet Inventory

Inventory consists of tablet hardware devices purchased by the Company that are available for consumer use. At September 30, 2020 and December 31, 2019, the Company had 9,600 and -0- tablet devices either owned on-hand or placed into service with customers. Of the 9,600 total tablets at September 30, 2020, approximately 1,200 tablets had been placed into services with customers and approximately 8,400 were still held on-hand by Alfi. Upon placing a tablet device into service with customer, the Company expenses the inventory in-full as if has been consume to Cost of Sales on the condensed consolidated statement of operations.

As of September 30, 2020 and December 31, 2019, tablet inventory totaled $1,104,000 and $0, respectively. As of September 30, 2020, tablet inventory cost on-hand approximated its fair market value. In future periods, when tablet devices are placed into service, the Company will expense inventory to Cost of Goods Sold. The Company recorded cost of sales associated with tablet inventory of approximately $152,500 and $-0- as of September 30, 2020 and December 31, 2019, respectively.

F-18

ALFI, INC.

f/k/a LECTREFY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020 AND 2019

NOTE 11 INVENTORY

A summary of inventory balances as of September 30, 2020 and December 31, 2019 are as follows:

Inventory balance at December 31, 2018, net	$-0-
Inventory expensed to cost of sales	-0-
Inventory balance at December 31, 2019, net	$-0-
Purchase of inventory	1,256,500
Inventory expensed to cost of sales	(115,612)
Inventory balance at September 30, 2020, net	$1,104,000

7,600 tablet device inventory units are held as collateral with a related party (see Note 7).

NOTE 12 SUBSEQUENT EVENTS

Additional advanced under related party Note Payable

Subsequent to September 30, 2020, the Company has engaged legal counsel and established market makers in anticipation of filing a Form S-1 with the Securities and Exchange Commission in fiscal year 2020. The Company plans to raise a minimum of $15,000,000 associated with public offerings summarized by the Form S-1. As of the date of this Report, the Company has not yet filed Form S-1 with the SEC.

Unit offering

Subsequent to September 30, 2020, the Company has engaged legal counsel and established market makers in anticipation of filing a Form S-1 with the Securities and Exchange Commission in fiscal year 2020. The Company plans to raise a minimum of $15,000,000 associated with public offering summarized by the Form S-1.

Bridge loan funding

As of the date of this Report, the Company has an agreement with a funding source for a $2,000,000 bridge loan. As of the date of this Report, it has not yet closed.

F-19

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Alfi, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Alfi, Inc. (“the Company”) as of December 31, 2019 and 2018, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the two years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the two years ended December 31, 2019 and 2018, respectively, in conformity with accounting principles generally accepted in the United States of America.

Consideration of the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has a loss from operations and an accumulated deficit. It also intends to fund operations through future financing, of which no assurance can be given that the Company will be successful in raising such capital. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Slack & Company CPAs, LLC

We have served as the Company’s auditor since 2020.

F-20

Alfi Inc.
f/k/a Lectrefy, Inc.
Condensed Consolidated Balance Sheet

	December 31,	December 31,
	2019	2018
Assets
Current assets:
Cash and cash equivalents	38,890	290,336
Prepaid expenses and other	3,651	99,719
Total current assets	42,541	390,055

Property and equipment, net	107,744	73,739
Intangible assets, net	3,198,051	1,033,137
Other assets, net	7,875	11,666
Total assets	3,356,211	1,508,597

Liabilities
Current liabilities
Accounts payable	23,844	10,533
Current portion of long-term debt	759,090	-
Accrued unpaid interest	8,478	-
Total current liabilities	791,412	10,533

Long-term debt, net	-	-
Total liabilities	791,412	10,533

Stockholders' Equity
Series A preferred stock, $0.0001 par, 2,500,000 and 1,500,000 shares issued
as of December 31, 2019 and 2018, respectively. 2,500,000 shares authorized	2,500,000	1,500,000
Common stock, $0.0001 par, 2,500,000 shares issued
as of December 31, 2019 and 2018 respectively. 15,000,000 shares authorized	250	250
Additional paid-in capital	-	-
Accumulated surplus (deficit)	64,549	(2,186)
Total stockholders' equity	2,564,799	1,498,064

Total liabilities and stockholders' equity	3,356,211	1,508,597

See accompanying notes to the condensed consolidated financial statements

F-21

Alfi, Inc.
f/k/a Lectrefy, Inc.
Condensed Consolidated Statement of Operations

	Year ended	Year ended
	December 31,	December 31,
	2019	2018
Revenues, net	-	-
Cost of revenues, net	-	-
Gross margin	-	-

Operating expenses
Depreciation and amortization	22,166	2,186
Total operating expenses	22,166	2,186

Other income (expense)
Other income	97,379	-
Interest expense	(8,478)	-
Total other income (expense)	88,901	-

Net income (loss) before provision for income taxes	66,735	(2,186)
Provision for income taxes	-	-
Net income (loss) after provision or income taxes	66,735	(2,186)

Earnings (loss) per share (EPS)	0.03	(0.01)
Fully dilutive earnings (loss) per share (DEPS)	0.02	(0.01)

See accompanying notes to the condensed consolidated financial statements

F-22

Alfi, Inc.
f/k/a Lectrefy, Inc.
Condensed Consolidated Statement of Changes to Stockholders' Equity

	Series A				Additional	Accumulated	Total
	Preferred Stock		Common Stock		Paid-In	Surplus	Stockholders'
	Shares	Amount	Shares	Amount	Capital	(Deficit)	Equity
Balance at April 4, 2018 (date of inception)	-	$-	-	$-	$-	$-	$-
Issuance of series A preferred stock	1,500,000	1,500,000	-	-	-	-	1,500,000
Issuance of common stock	-	-	2,500,000	250	-	-	250
Current year net income (loss)	-	-	-	-	-	(2,186)	(2,186)
Balance at December 31, 2018	1,500,000	$1,500,000	2,500,000	$250	$-	$(2,186)	$1,498,064
Issuance of series A preferred stock	1,000,000	$1,000,000	-	-	-	-	1,000,000
Current year net income	-	-	-	-	-	66,735	66,735
Balance at December 31, 2019	2,500,000	$2,500,000	2,500,000	$250	$-	$64,549	$2,564,799

See accompanying notes to the condensed consolidated financial statements

F-23

Alfi, Inc.
f/k/a Lectrefy, Inc.
Condensed Consolidated Statement of Cashflows

	Year ended	Year ended
	December 31,	December 31,
	2019	2018
Operating activities
Net income (loss)	$66,735	$(2,186)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	22,166	2,186
Changes in assets and liabilities:
Prepaid expenses and other assets	96,068	(99,719)
Accounts payable	13,311	10,533
Accrued unpaid interest	8,478	-
Net cash used in operations	206,758	(89,186)

Investing activities
Acquisition of property, plant, and equipment, net	(52,380)	(87,591)
Acquisition of intangible assets, net	(2,164,914)	(1,033,137)
Net cash provided by investing activities	(2,217,294)	(1,120,728)

Financing activities
Proceeds from related party note payable	759,090	-
Proceeds from issuance of preferred stock, net	1,000,000	1,500,000
Proceeds from issuance of common stock, net	-	250
Net cash provided by financing activities	1,759,090	1,500,250

Net change in cash and cash equivalents	(251,446)	290,336
Cash and cash equivalents at the beginning of the period	290,336	-
Cash and cash equivalents at the end of the period	38,890	290,336

See accompanying notes to the condensed consolidated financial statements

F-24

ALFI, INC.

f/k/a LECTREFY, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2019 AND 2018

NOTE 1          BUSINESS DESCRIPTION BACKGROUND

Alfi, Inc. is a licensed C-corporation formed in Delaware and operates in the technology sector; specifically digital advertising and artificial intelligence. Alfi, Inc. consists of itself and wholly owned subsidiary Alfi, NI Ltd, which comprise the condensed consolidated financial statements. Alfi, NI Ltd is a registered business in Belfast, Ireland. Collectively, the combined consolidated entity is referred to as the “Company” throughout this Report.

The Company’s timeline of events relative to its current formation above began on April 4, 2018 when Lectrefy, Inc., a Florida corporation, was registered. On July 6, 2018, Lectrefy, Inc. of Delaware was formed. On July 11, 2018, Lectrefy, Inc. of Florida’s assets were substantially dissolved and merged into the newly created entity Lectrefy, Inc. of Delaware. On July 25, 2018, Lectrefy Inc. of Delaware was registered operating in the State of Florida as a foreign entity. On January 31, 2020, Lectrefy, Inc. of Delaware’s name was restated to Alfi, Inc., a Delaware C-corporation.

On September 18, 2018, Lectrefy, NI Ltd was formed in Belfast, Ireland. On February 4, 2020, Lectrefy, NI Ltd’s name was restated to Alfi NI Ltd, registered in Belfast, Ireland. On February 13, 2020, Lectrefy Inc. Delaware C-corporation operating in the state of Florida as a foreign entity name was restated as Alfi, Inc.

As of the date of this Report, the Company’s products are fully developed being deployed to its customers. In 2019, the Company’s software product received initial certification compliance with GDPR government regulatory standards, the highest level of privacy compliance certification available in its jurisdiction.

The Company uses artificial intelligence and big data analytics to measure and predict human response. Its computer vision technology is powered by proprietary artificial intelligence, to determine the age, gender, ethnicity, geolocation, and emotion of someone in front of an Alfi-enabled device, such as a tablet or kiosk. Its software can then deliver in real-time, the advertisements to that particular viewer based on the viewer’s demographic and psychographic profile. It delivers the right content, to the right person at the right time in a responsible and ethical manner. By delivering advertisements a viewer wants, the Company provides its advertising customers the viewers they want and the result is higher click through rates, or CTRs and higher CPM, cost per thousand, rates.

The Company has created an enterprise grade, multimedia state-of-the-art computer vision and machine learning platform, generating powerful advertising recommendations and insights. Multiple technologies work together in its software with viewer privacy and reporting objectives as the Company’s two goals. The software uses a facial fingerprinting process to make demographic determinations. As such, the Company makes no attempt to identify the individual in front of the screen. By providing age, gender, ethnicity and geolocation information, brand owners have all of the data they need for meaningful interaction.

The Company solves the problem of providing real time, accurate and rich reporting on customer demographics, usage, interactivity and engagement while never storing any personal identifiable information of its users. No viewer is ever required, or requested by us, to enter any information about themselves on any Alfi-enabled device. Alfi was designed to be fully compliant with all privacy regulations. Alfi is fully compliant with the GDPR, General Data Protection Regulation, in Europe, the CCPA, California Consumer Privacy Act, and HIPAA, the Health Insurance Portability and Accountability Act.

The Company’s initial focus is to place its Alfi-enabled devices in rideshares and airports.

The Company’s primary activities since inception have been research and development, managing collaborations, and raising capital. As of the date of this Report, the Company has approximately 9,600 tablets either held in inventory or circulation in operation being used by customers.

NOTE 2          GOING CONCERN AND MANAGEMENT’S LIQUIDITY PLANS

As of December 31, 2019, the Company had cash and cash equivalents of $38,890 and has a monthly cash run rate of approximately $150,000. As of the date of this report, the Company has not yet generated substantial revenue from customers and business activity has mainly consisted of cash outflows associated with its capital project. These conditions indicate that there is substantial doubt about the Company’s ability to continue as a going concern within one year from the issuance date of the condensed consolidated financial statements.

F-25

The Company plans to file an initial public offering on Form S-1 to raise $15,000,000 and list its common stock on the Nasdaq Capital Market. The anticipated capital raise will include funding for working capital to launch and expand operations in accordance with its business model. However, there can be no assurance that such offering will be successfully completed.

The Company’s primary source of operating funds since inception has been cash proceeds from the private placements of preferred equity and debt securities. The Company intends to raise additional capital through private placements of debt and equity securities, but there can be no assurance that these funds will be available on terms acceptable to the Company or will be sufficient to enable the Company to fully complete its development activities or sustain operations. If the Company is unable to raise sufficient additional funds, it will have to develop and implement a plan to further extend payables, reduce overhead, or scale back its current business plan until sufficient additional capital is raised to support further operations. There can be no assurance that such a plan will be successful.

Accordingly, the accompanying condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which contemplate continuation of the Company as a going concern and the realization of assets and satisfaction of liabilities in the normal course of business. The carrying amounts of assets and liabilities presented in the condensed consolidated financial statements do not necessarily purport to represent realizable or settlement values. The condensed consolidated financial statements do not include any adjustment that might result from the outcome of this uncertainty.

NOTE 3          SIGNIFICANT ACCOUNTING POLICIES

Consolidation

The condensed consolidated financial statements include the accounts of Alfi, Inc. and its wholly owned subsidiary. Collectively, these entities make up the condensed consolidated financial statements during the periods presented in this Report. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. At December 31, 2019 and 2018, the Company had $38,890 and $290,336 in cash and cash equivalents, respectively.

Inventory

The Company records inventory at the lower of cost or fair market value. At December 31, 2019 and 2018, the Company had no inventory on-hand.

Property Plant and Equipment

Property plant and equipment consists of office equipment recorded at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, which for office equipment is three to five years.

Expenditures for major renewals and betterments that extend the useful lives property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. Property plant and equipment are tested for asset impairment on no less than a quarterly basis by Management.

F-26

Intangible Assets

The Company recognizes amortizable intangible assets associated with the costs to acquire or cost to complete its technology development projects. Intangible assets are tested for asset impairment on no less than a quarterly basis by Management, of which none were identified during the periods included in this Report.

Concentration of Credit Risk

The Company’s financial instruments that are exposed to a concentration of credit risk is cash. Generally, the Company’s cash in non-interest-bearing accounts may exceed FDIC insurance limits from time to time. The financial stability of these institutions is periodically reviewed by senior Management.

Fair Value of Financial Instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to Management as of December 31, 2019 and 2018. The respective carrying value (net book value) of certain on-balance- sheet financial instruments approximated their fair values. These financial instruments include cash, accounts payable notes payable, fixed assets, and amortizable intangible assets. Fair values approximate carrying values for cash, accounts payable, notes payable, fixed assets, and amortizable intangible assets at December 31, 2019 and 2018, respectively.

Common Stock

The Company issued common stock in 2018 to Founders of 2,500,000 shares. At December 31, 2019 and 2018, outstanding shares of common stock totaled 2,500,000 at the end of each period. The Company incurred no stock buybacks or treasury transactions during the periods included in this report. The Company paid no dividends on common stock issued in 2018 or 2019.

Net Income (Loss) per Share of Common Stock

The Company computes basic net loss per share by dividing net income (loss) per share available to common stockholders by the weighted average number of common shares outstanding for the period and excludes the effects of any potentially dilutive securities. Diluted earnings per share, if presented, would include the dilution that would occur upon the exercise or conversion of all potentially dilutive securities into common stock using the “treasury stock” and/or “if converted” methods as applicable. The computation of basic and diluted income (loss) per share for the years ended December 31, 2019 and 2018 excludes potentially dilutive securities when their inclusion would be anti- dilutive, or if their exercise prices were greater than the average market price of the common stock during the period.

Potentially dilutive securities excluded from the computation of basic net income (loss) per share as of December 31, 2019 and 2018 are as follows:

	2019	2018
Convertible Series A Preferred stock	2,500,000	1,500,000
Employee Stock Options	46,875	-0-
TOTAL	2,546,875	1,500,000

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur, and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional.

The Company has determined that the embedded conversion options should not be bifurcated from their host instruments and the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments (the beneficial conversion feature) based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption.

F-27

During the years ended December 31, 2019 and 2018, the Company did not record or issue convertible notes with beneficial conversion features and did not record debt discounts related to beneficial conversion features. In both 2019 and 2018, the Company issued Convertible Series A Preferred stock which has option for stockholders to convert into common stock on a 1:1 basis, and is classified as equity on the balance sheet at December 31, 2019 and 2018. If converted into common stock by Series A stockholders, its fair value would approximate the existing carrying (book) value of the Series A Preferred stock as stated on the balance sheet at the end of December 31, 2019 and 2018, respectfully. Thus, no embedded derivatives were identified on the conversion option of Convertible Series A Preferred stock at December 31, 2019 or 2018, respectively.

Common Stock Purchase Warrants and Other Derivative Financial Instruments

The Company accounts for derivative instruments in accordance with ASC 815, which establishes accounting and reporting standards for derivative instruments and hedging activities, including certain derivative instruments embedded in other financial instruments or contracts and requires recognition of all derivatives on the balance sheet at fair value, regardless of hedging relationship designation. Accounting for changes in fair value of the derivative instruments depends on whether the derivatives qualify as hedging relationships and the types of relationships designated are based on the exposures hedged. At December 31, 2019 and 2018, the Company did not have any derivative instruments that were designated as hedges.

Effective January 1, 2018, the Company adopted Accounting Standards Update (“ASU”) No. 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480), Derivatives and Hedging (Topic 815). The amendments in Part I of this Update change the classification analysis of certain equity-linked financial instruments (or embedded features) with down round features.

Stock based compensation

We maintain stock equity incentive plans under which we may grant non-qualified stock options, incentive stock options, stock appreciation rights, stock awards, performance and performance-based awards, or stock units to employees, non-employee directors and consultants.

Income Taxes

Deferred income tax assets and liabilities are determined based on the estimated future tax effects of net operating loss and credit carryforwards and temporary differences between the tax basis of assets and liabilities and their respective financial reporting amounts measured at the current enacted tax rates. The Company records an estimated valuation allowance on its deferred income tax assets if it is more likely than not that these deferred income tax assets will be realized. The Company recognizes a tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the condensed consolidated financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. As of December 31, 2019, and 2018, the Company has not recorded any unrecognized tax benefits. The Company’s policy is to classify assessments, if any, for tax-related interest as interest expense and penalties as general and administrative expenses in the statements of operations. The Company did not recognize any such penalties or interest during 2019 and 2018.

Recent Accounting Pronouncements

There are various updates recently issued, most of which represented technical corrections to the accounting literature or application to specific industries and are not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

In June 2018, the FASB issued ASU No. 2018-07, Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”), which primarily aligns the measurement and classification guidance for share-based payments to nonemployees. ASU 2018-07 also clarifies that any share-based payment issued to a customer should be evaluated under ASC 606, Revenue from Contracts with Customers. ASU 2018-07 is effective for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. The Company has adopted ASU 2018-07 effective January 1, 2019 although the adoption of ASU 2018-07 is not expected to have a material effect on its condensed consolidated financial statements.

F-28

Subsequent Events

The Company evaluates events that have occurred after the balance sheet date but before the financial statements are issued. See Note 11.

NOTE 4          FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company measures the fair value of financial assets and liabilities based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company also follows a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

ASC 820 describes three levels of inputs that may be used to measure fair value:

Level 1 — quoted prices in active markets for identical assets or liabilities

Level 2 — quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3 — inputs that are unobservable based on an entity’s own assumptions, as there is little, if any, related market activity (e.g., cash flow modeling inputs based on assumptions).

The risk-free interest rate is the United States Treasury rate on the measurement date having a term equal to the remaining contractual life of the instrument. The volatility is a measure of the amount by which the comparable companies’ share price has fluctuated or is expected to fluctuate. Since the Company’s common stock has not been publicly traded, an average of the historical volatility of comparative companies was used.

Level 3 liabilities are valued using unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the derivative liabilities. For fair value measurements categorized within Level 3 of the fair value hierarchy, the Company’s Chief Financial Officer determines valuation policies and procedures, as applicable.

Level 3 financial liabilities consist of the derivative liabilities for which there is no current market for these securities such that the determination of fair value requires significant judgment or estimation. Changes in fair value measurements categorized within Level 3 of the fair value hierarchy are analyzed each period based on changes in estimates or assumptions and recorded as appropriate.

Significant observable and unobservable inputs include stock price, exercise price, annual risk-free rate, term, and expected volatility, and are classified within Level 3 of the valuation hierarchy. An increase or decrease in volatility or interest free rate, in isolation, can significantly increase or decrease the fair value of the derivative liabilities. Changes in the values of the derivative liabilities are recorded as a component of other income (expense) on the accompanying consolidated statement of operations and comprehensive loss.

Non-financial assets that are measured on a non-recurring basis include our intellectual property and property and equipment which are measured using fair value techniques whenever events or changes in circumstances indicate a condition of impairment exists. The estimated fair value of prepaid expenses, accounts payable and accrued expenses approximates their individual carrying amounts due to the short-term nature of these measurements.

NOTE 5          NOTE PAYABLE – RELATED PARTY

In 2019, the Company entered into a related party note payable transaction (the “Note”) by advancing cash to the Company for ongoing Alfi product development costs.

Advances under this Note totaled $759,092 and $0 for twelve months ending December 31, 2019 and 2018, respectively, and are classified as a currently liability on the balance sheet. The Note matures on the earlier of December 31, 2020 or the occurrence of certain events, including the closing of this offering.

F-29

The Note bears a fixed annual interest rate of 5% per year. For the twelve months ending December 31, 2019 and 2018, the Company incurred interest expense associated with the Note of $8,478 and -0-, respectively. Accrued unpaid interest totaled $8,478 and -0- at December 31, 2019 and 2018, respectively.

In addition to the Note’s 5% coupon interest rate, the related party is entitled to receive additional compensation of 1x each dollar advanced under the Note to the Company. This provision is only payable to the related party by the Company if it reasonably has the ability to do so. If paid, this compensation will be made to the related party from future operating revenues of Alfi, Inc. and will not come from closing of this offering. Because of this and language as reflected in Note 2 of this Report, no accrual was made for this potential compensation feature in the Note.

During the year ended December 31, 2019 and 2018, the Company made no repayments to the related party lender on this Note. All advances made by the related party lender during fiscal years 2018 and 2019 are still owed and outstanding as of the date of this Report.

The total outstanding unpaid principal balance of the Note at December 31, 2019 and 2018 was $759,092 and $0, respectively.

On January 15, 2020, as security for the full and prompt payment when due of all indebtedness of the Borrower, created under the Note, existing holders of common stock granted to Lee Aerospace, LLC, a security interest in 2,137,400 shares of Alfi common stock; representing the Note’s collateral. In addition, the Note is secured by a pledge of the Company’s intellectual property.

NOTE 6          INCOME TAXES

The Company files tax returns in the United States (“U.S.”) as a C-corporation in the Federal and Delaware jurisdictions, none of which are subject to examination by taxing authorities given the date of business inception is April 4, 2018.

No tax returns for the Company are currently subject to examination by taxing authorities as of the date of this Report. The Company has recorded no provision for income taxes or accrued a deferred tax asset (or liability) in the consolidated financial statements, on the basis that, although expected, the likelihood of the Company realizing any tax benefit (or liability) in the future cannot be calculated as of the date of this Report. As of the date of this Report, the Company has filed in compliance with all required local, state, and federal tax filings.

The Company realized approximately $90,000 in VAT tax refund income in fiscal year 2019. This amount was recorded as other income in the consolidated statement of operations in 2019. No VAT tax refund income was recorded in fiscal year 2018. The Company also earned approximately $9,500 in foreign tax credits associated with the Company’s wholly owned subsidiary Alfi NI Ltd. in 2019.

NOTE 7          COMMITMENTS AND CONTINGENCIES

Operating leases

During the years ending December 31, 2019 and 2018, the Company had two operating leases for office space in Miami, Florida and Belfast, Ireland.

Rent expense under the operating leases totaled approximately $100,000 and $50,000 in fiscal years 2019 and 2018, respectively.

Employee Equity (Stock) Incentive Plan

The Company created an employee stock ownership plan in which, at its sole discretion, may award employees of the Company common stock as an incentive for performance. As of December 31, 2019, and 2018, the Company issued approximately 46,875 and 0 common stock options to employees in each period, respectively. At December 31, 2019 and 2018, total unvested common stock options issued to employees under the Company’s employee stock option ownership incentive plan was 46,875 and 0, respectively, as of the end of each period. Strike price per employee stock option is $0.80 per share. As of the date of this Report, no shares had vested under the Company’s employee stock compensation plan. Management holds discretionary control of any future release of shares to employees.

F-30

License Agreement

The Company has license agreements with several customers by which operations are expected to launch in fiscal year 2020. Of these agreements, in summary Alfi is to provide each client with hardware, software, implementation, support, and maintenance goods (services) in exchange for its clients customers attention. By acquiring its clients customer’s attention, Alfi is able to monetize that attention through use of its banner ad software onto tablets and smart screen devices. The end result is a service product risk-free to outside companies to incorporate into their customer’s experience providing optimal access to technology at no up-front cost or commitment. Alfi’s tablet devices are geo-fenced for security and protection of its inventory products held by third parties at given points in time.

Litigation, Claims, and Assessments

The Company may be involved in legal proceedings, claims and assessments arising in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. There are no such matters as of December 31, 2019.

NOTE 8          STOCKHOLDERS’ EQUITY

There is not a viable market for the Company’s common stock to determine its fair value; therefore, management estimated the fair value to be utilized in the determining the fair value of issued conversion options. In estimating the fair value, management considered the estimated fair value of assets received in exchange for equity instruments and placement agents’ assessments of the underlying common shares relating to our issuance of our senior convertible debt. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management’s estimates.

Preferred Stock

In 2018, the Company created a class of Preferred Series A stock (“Preferred stock”). Par value for the Preferred stock is $0.0001 per share and 2,500,000 total shares were authorized under this class of Preferred Series A stock.

In fiscal years 2018 and 2019, the Company issued approximately 1,500,000 and 1,000,000 shares of Preferred stock for $1.00 per share paid in cash. At December 31, 2019 and 2018, total Preferred stock shares issued were 2,500,000 and 1,500,000, respectively.

Preferred stockholders have 1st liquidation rights in the event of Company dissolution. The Preferred stock shares convert to common stock at a ratio of 1:1 and have no conversion expiration date or exercise strike price to convert. Preferred stock shares bear no interest or dividend payments to its stockholders. There are no restrictions to convert Preferred stock to common other than holding a legal ownership in the shares.

As of the end of both periods, no Preferred stock shares had been converted into common stock by Preferred stockholders. As of the date of this Report, there have been no sales or transfers of Preferred stock shares outside of their original issuance, as reflected above.

Dividends

Holders of Preferred stock are not entitled to any dividend payment under the subscription agreement, but do have 1st liquidation rights in the event of dissolution of the Company. Holders of common stock are not entitled to any dividend payments, but would receive such payments in the event dividend payments were made to stockholders. Only common stockholders are entitled to receive dividend payments by the Company. There were no dividend payments made on either class of stock (common or preferred) in fiscal year 2018 and 2019.

Common Stock

In 2018, the Company created a class of common stock which represented and is collateralized by Alfi’s business operation, intellectual property, and other net assets. Common stock shares have a par value of $0.0001 per share and 15,000,000 shares authorized to issue. On the 1st day of creating the class of common stock, the Company issued approximately 2,500,000 founders shares to individuals responsible for creating Alfi’s vision and product set.

Holders of common stock in the Company are entitled to their pro-rational share of ownership in the business as a going concern. Holders of common stock have 2nd liquidation rights to Preferred stockholders in the event of Company dissolution. At December 31, 2019 and 2018, there were 2,500,000 common shares issued and outstanding, respectively.

F-31

Employee Equity (Stock) Incentive Plan

The Company created an employee stock ownership plan in which, at its sole discretion, may award employees of the Company common stock as an incentive for performance. As of December 31, 2019 and 2018, the Company issued employees common stock options totaling approximately 46,875 and 0 in each period, respectively. At December 31, 2019 and 2018, total options issued to employees under the Company’s employee stock ownership incentive plan was 46,875 and 0, respectively. Employee stock options issued to employees have an average exercise price per share of $0.80. None (zero) of the stock options associated with the Plan had vested or been exercised by employees as of December 31, 2019 or 2018, respectively.

Stock Option and Warrant Valuation

Stock option and warrant valuation models require the input of highly subjective assumptions. The fair value of stock-based payment awards was estimated using the Black-Scholes option model with a volatility figure derived from an index of historical stock prices for comparable entities. For warrants and stock options issued to non- employees, the Company accounts for the expected life based on the contractual life of the warrants and stock options. For employees, the Company accounts for the expected life of options in accordance with the “simplified” method, which is used for “plain-vanilla” options, as defined in the accounting standards codification. The risk-free interest rate was determined from the implied yields of U.S. Treasury zero-coupon bonds with a remaining life consistent with the expected term of the options.

NOTE 9          PROPERTY AND EQUIPMENT

Property and equipment balances, net of accumulated depreciation, at December 31, 2019 and 2018 were $107,744 and $73,739, respectively, and consist of equipment purchases the Company made for IT server and other depreciable computer hardware assets. These assets were assigned a 5-year average useful life.

The Company incurred depreciation expense of $21,166 and $2,186 for fiscal periods ended December 31, 2019 and 2018, respectively.

A summary of property plant and equipment balances as of December 31, 2019 and 2018 are as follows:

Property and equipment balance at April 18, 2018	$-0-
Additions	75,925
Depreciation expense	(2,186)
Property and equipment balance at December 31, 2018	$73,739
Additions	56,171
Depreciation expense	(22,166)
Property and equipment balance at December 31, 2019	$107,744

Accumulated depreciation for each period ending December 31, 2019 and 2018 totaled $23,352 and $2,186, respectively. The Company incurred no fixed asset dispositions or identified asset impairments during fiscal year 2018 or 2019, respectively.

NOTE 10        INTANGIBLE ASSETS

Intellectual Property

The Company recorded $3,198,051 and $1,033,137 of intangible assets, net of accumulated amortization, as of December 31, 2019 and 2018, respectively.

As of December 31, 2019, and 2018, the amortizable intangible assets noted above had not yet been placed into service. No accumulated amortization or amortization expense was recorded on these assets in either period ending December 31, 2019 or 2018. The Company will begin amortizing its intangible assets noted above during fiscal year 2020; the year in which their 1st tablet device was deployed to consumer. At that time, the Company will place these assets into service at the most reasonable useful life allocation made by Management.

F-32

Accumulated amortization expense for periods ending December 31, 2019 and 2018 were -0-. No asset impairment expense or intangible asset dispositions were incurred during fiscal year 2019 or 2018, respectively.

NOTE 11        SUBSEQUENT EVENTS

Additional advances under related party Note Payable

As of the date of this Report, total balance on the Note Payable from related party (Note 5) was approximately $2,500,000. This is an increase of approximately $1,600,000 from December 31, 2019’s related party Note balance. Proceeds from this Note were used by Alfi for ongoing product development costs and purchase of tablet hardware devices to deploy in fiscal year 2020 based on existing signed contract orders made by customers.

Subsequent to December 31, 2019, on January 15, 2020, as security for the full and prompt payment when due of all indebtedness of the Borrower, created under the related party Note (see Note 5), the founding stockholders of the Company each pledged and granted to Lee Aerospace, LLC, a security interest in a total of 2,137,400 shares of Alfi common stock; representing the Note’s collateral. In addition, the Note is secured by a pledge of the Company’s intellectual property and other assets.

Unit offering

Subsequent to December 31, 2019, the Company has engaged legal counsel and established market makers in anticipation of filing a Form S-1 with the Securities and Exchange Commission in fiscal year 2020. The Company plans to raise a minimum of $15,000,000 associated with public offering summarized by the Form S-1.

Common stock

Subsequent to December 31, 2019, the Company issued 25,000 shares of common stock in exchange for services associated with revenue producing contracts.

Tablet inventory

Subsequent to December 31, 2019, the Company purchased 2,000 hardware tablet devices and entered into a purchase agreement for approximately 7,600 hardware tablet devices to deploy to its customers having signed contract orders for Alfi’s products. As of the date of this Report, the Company has started deploying several hundred tablets and still has a majority in inventory to be deployed. The Company anticipates to deploy all 9,600 tablets in fiscal year 2020 based on signed contract orders with customers for well in excess of the 9,600 tablets held in inventory.

Employee Equity (Stock) Incentive Plan

Subsequent to December 31, 2019, the Company issued approximately 415,000 common stock options to employees at a $1.00 average strike or exercise price. Total common stock options issued to employees were approximately 462,000 shares at an average exercise strike price of approximately $0.97 per share. As of the date of this Report, no employee stock options had vested or were exercised.

F-33

Class A Units, each Consisting of One Share of Common Stock and One Series A Warrant to Purchase One Share of Common Stock and one Series B Warrant to Purchase One Share of Common Stock

PROSPECTUS

, 2020

Kingswood Capital Markets

division of Benchmark Investments, Inc.

Through and including _____________ (the 25th day after the date of this offering), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except for the SEC registration fee, and the Financial Industry Regulatory Authority, or FINRA, filing fee.

Item	Amount to be paid
SEC registration fee	$	[•]
FINRA filing fee		[•]
Printing fees and expenses		[•]
Legal fees and expenses		[•]
Accounting fees and expenses		[•]
Underwriter’s expenses		[•]
Transfer agent’s fees and expenses		[•]
Miscellaneous fees and expenses		[•]
Total	$	[•]

Item 14.	Indemnification of Directors and Officers

Section 145 of the DGCL, or Section 145, provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our bylaws provide that we must indemnify our directors and officers to the fullest extent permitted by the DGCL and must indemnify against all expenses, liability, and loss incurred in investigating, defending or participating in such proceedings.

As of the date of this prospectus, we have entered into separate indemnification agreements with each of our directors and executive officers. Each indemnification agreement provides, among other things, for indemnification to the fullest extent permitted by law and our bylaws against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements provide for the advancement or payment of all expenses to the indemnitee.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our certificate of incorporation, our bylaws, agreement, vote of stockholders or disinterested directors or otherwise; provided however in the case of any such amendment or interpretation, only to the extent that such amendment or interpretation permits us to provide broader indemnification rights than we were permitted prior thereto.

Item 15.	Recent Sales of Unregistered Securities

From August 2018 to April 2019, we issued and sold 2,500,000 shares of Series Seed Preferred Stock to one accredited investor for an aggregate purchase price of $2,500,000.

The sales of the above-described securities were deemed to be exempt from registration under the Securities Act because they were made in reliance upon the exemption from registration provided under Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 16.	Exhibits and financial statement schedules

(a)            Exhibits

Exhibit     Description

1.1	Form of Underwriting Agreement*

3.1	Restated Certificate of Incorporation of Alfi, Inc.*

3.2	Restated Certificate of Incorporation of Lectrefy, Inc.*

3.3	Bylaws of Lectrefy, Inc. *

4.1	Form of Common Stock Certificate*

4.2	Form of Underwriter’s Warrant to be issued upon completion of this offering*

5.1	Form of Opinion of Nelson Mullins Riley & Scarborough LLP*

10.1	2018 Stock Incentive Plan*

10.2	Agreement and Plan of Merger dated July 11, 2018*

10.3	Series Seed Stock Investment Agreement dated August 1, 2018*

10.4	Employment Agreement with Paul Pereira dated [ • ] *

10.5	Employment Agreement with John Cook dated [ • ] *

10.6	Employment Agreement with Charles Pereira dated [ • ] *

21.1	Subsidiary of the Registrant*

23.1	Consent of Slack**

23.2	Consent of Opinion of Nelson Mullins Riley & Scarborough LLP (included in Exhibit 5.1)

24.1	Power of Attorney (see page II-5 to this registration statement)

*	To be filed by amendment

**	Filed herewith

Item 17.	Undertakings

(a)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Miami Beach, Florida, on November 30, 2020.

ALFI, Inc.

By:	/s/ Paul Pereira
Name: Paul Pereira Title: Chief Executive Officer and Chairman of the Board (Principal Executive Officer)

By:	/s/ Dennis McIntosh
Name: Dennis McIntosh Title: Chief Financial Officer (Principal Financial and Accounting Officer)

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Paul Pereira his/her true and lawful attorney-in-fact and agent with full power of substitution and re-substitution, for him/her and in his name, place and stead, in any and all capacities to sign any or all amendments (including, without limitation, post-effective amendments) to this Registration Statement, any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and any or all pre- or post-effective amendments thereto, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that said attorney-in-fact and agent, or any substitute or substitutes for him, may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act of 1933, as amended, the following persons in the capacities and on the dates indicated have signed this Registration Statement below.

Signature	Title	Date

/s/ Paul Pereira		November 30, 2020
Paul Pereira	Chief Executive Officer and Chairman of the Board
(Principal Executive Officer)

/s/ Dennis McIntosh		November 30, 2020
Dennis McIntosh	Chief Financial Officer (Principal Financial
and Accounting Officer)

/s/ John M. Cook, II		November 30, 2020
John M. Cook, II	Chief Business Development Officer and Director

/s/ Jim Lee		November 30, 2020
Jim Lee	Director

/s/ Justin Elkouri		November 30, 2020
Justin Elkouri	Director

/s/ Allison Ficken		November 30, 2020
Allison Ficken	Director

/s/ Frank Smith		November 30, 2020
Frank Smith	Director

/s/ Richard Mowser		November 30, 2020
Richard Mowser	Director